As filed with the Securities and Exchange Commission on June 30, 2005

Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

Under
The Securities Act of 1933

TAL International Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7359	20-1796526
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Manhattanville Road
Purchase, New York 10577-2135
(914) 251-9000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Brian M. Sondey
Chief Executive Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577-2135
(914) 251-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin J. Collins Philip O. Brandes Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019 (212) 506-2500	William J. Whelan III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, par value $0.001 per share	$201,250,000	$23,687.13

(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                         , 2005

Shares

TAL International Group, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $                     and $                     per share. We will apply to list our common stock on the New York Stock Exchange under the symbol "TAL."

The selling stockholders have granted the underwriters an option to purchase a maximum of          additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See "Risk Factors" on page 12.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to TAL International Group
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                             , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	Deutsche Bank Securities	Jefferies & Company, Inc.

Lead-Manager

UBS Investment Bank

The date of this prospectus is                                     , 2005.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                              , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

SERVICEMARK MATTERS

The following items referred to in this prospectus are registered or unregistered servicemarks in the United States and/or foreign jurisdictions pursuant to applicable intellectual property laws and are the property of us and our subsidiaries: TALSM, Tradex®, Trader® and Greyslot®.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read this entire prospectus and consider, among other things, the matters set forth under "Risk Factors" before deciding to invest in our common stock. In this prospectus, unless indicated otherwise, references to (i) "TAL International Group" refer to TAL International Group, Inc., the issuer of the common stock, (ii) "Trans Ocean" and "TAL International Corporation" refer to Trans Ocean Ltd. and TAL International Container Corporation, respectively, each of which is a wholly-owned direct subsidiary of TAL International Group, (iii) "the company," "we," "us" and "our" refer to TAL International Group and its subsidiaries, including Trans Ocean and TAL International Corporation and (iv) any "fiscal" year refers to the twelve months ending on December 31 of such year.

Our Company

We were formed in 1963 and are one of the world's largest and oldest lessors of intermodal freight containers. Intermodal freight containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal freight containers are the primary means by which many goods and materials are shipped internationally. According to Drewry Shipping Consultants Limited (Drewry), the worldwide container shipping industry is a $148.7 billion industry, as measured by the gross revenues of shipping lines, in which volume has grown at a compound annual growth rate (CAGR) of 9.0% from 1980 to 2004.

Our operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers. According to Containerisation International, we are the world's third largest lessor of intermodal containers as measured by fleet size, with an approximately 11% market share of the world's leased container fleet. As of March 31, 2005, our fleet included approximately 613,324 containers (with approximately 82,031 containers under management for third parties), representing approximately one million twenty-foot equivalent units (TEU). We also believe that we are the world's largest seller of used containers. We have an extensive global presence, offering leasing services through 19 offices in 12 countries and approximately 190 third party container depot facilities in 39 countries as of May 31, 2005. Our customers are among the world's largest shipping lines and include, among others, APL-NOL, CMA-CGM, CP Ships, Hanjin Shipping, Maersk-Sealand, Mediterranean Shipping Company and NYK Line.

We generated total revenues, Adjusted EBITDA and net income of $           million, $           million and $           million, respectively, for fiscal 2004 on a pro forma basis, and $           million, $           million and $           million, respectively, for the three months ended March 31, 2005 on a pro forma basis. We had total assets of $1,320.9 million at December 31, 2004 and $1,347.0 million at March 31, 2005. For the definition of EBITDA and Adjusted EBITDA and a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA, see "Summary Historical and Pro Forma Financial Data."

We lease three principal types of containers: (1) dry freight containers, which are used for general cargo such as manufactured component parts, consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, and (3) special containers, which are used for heavy and oversized cargo such as marble slabs, building products and machinery. As of March 31, 2005, dry, refrigerated and special containers represented 87%, 6% and 7% of our fleet on a unit basis, respectively. For the fiscal year 2004, dry, refrigerated and special containers represented 60%, 30% and 10% of our leasing revenues, respectively, and for the three months ended March 31, 2005, dry, refrigerated and special containers represented 59%, 30% and 11% of our leasing revenues, respectively.

We lease our containers on a per diem basis to our customers under three types of leases: long-term leases, service leases and finance leases. Long-term leases, typically with terms of three to eight years, provide us with predictable cash flow and low transaction costs by requiring customers to maintain specific containers on-hire for the duration of the lease. Service leases command a premium per diem rate in exchange for providing customers with a greater level of operational flexibility by allowing the pick-up and drop-off of containers during the lease term. Finance leases, which are typically structured as full payout leases, provide for a predictable recurring revenue stream with the lowest daily cost to the customer because customers are generally required to retain the container for the duration of its useful life. In each case, our leases require lessees to maintain the containers in good operating condition, defend and indemnify us from liabilities relating to the containers' contents and handling and return the containers to specified drop-off locations. As of March 31, 2005, 92% of our containers were on-hire to customers, with 62% of our containers on long-term leases, 28% on service leases or long-term leases, whose fixed terms have expired but for which the related units remain on-hire and for which we continue to receive rental payments, and 2% on finance leases. As of March 31, 2005, our long-term leases had an average remaining lease term of 34 months. In addition, less than 7% of our containers were available for lease and less than 2% were available for sale.

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment trading revenue. The most important driver of our profitability is the extent to which leasing revenues, which are driven primarily by our owned container fleet size, utilization (which represents the percentage of our operating fleet on-hire to customers) and average rental rates, exceed our operating costs, which primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. We seek to exceed a targeted return on our investment over the life cycle of each container by managing container utilization, per diem lease rates, drop-off restrictions and the used container sale process.

Industry Overview

According to Drewry, the container shipping industry is a $148.7 billion industry, as measured by the gross revenue of shipping lines. Containers provide a secure and cost-effective method of transporting raw materials, component parts and finished goods because they can be used in multiple modes of transport. By making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking, containers reduce freight and labor costs. In addition, automated handling of containers permits faster loading and unloading of vessels, more efficient utilization of transportation equipment and reduced transit time. The protection provided by sealed containers also reduces cargo damage and the loss and theft of goods during shipment.

Over the last twenty-five years, containerized trade has grown at a rate greater than that of general worldwide economic growth. According to Drewry, worldwide containerized cargo volume grew in every year from 1980 through 2004, attaining a CAGR of 9.0% during that period. Furthermore, Clarkson Research Studies (Clarkson) projects that loaded container lifting, which is a measure of volume in the industry, will increase by 11.2% in 2005 and 10.3% in 2006. We believe that this projected growth is due to several factors, including the shift in global manufacturing capacity to lower labor cost areas such as China and India, the continued integration of developing high growth economies into global trade patterns, the continued conversion of cargo from bulk shipping into containers and the growing liberalization and integration of world trade.

Current trends in containerized shipbuilding also support expectations for increased container demand. According to Clarkson, the current orderbook for containerships set to be delivered between 2005 and 2008 represents approximately 4.4 million TEU of vessel capacity, or 53.4% of the existing containership fleet, with a significant portion of the orders concentrated on the larger (4,000 TEU or greater) ships. Given that most shipping lines utilize approximately two TEU of containers for each TEU of vessel capacity, we believe that near-term container demand should remain strong.

The percentage of owned versus leased containers utilized by shipping lines has been fairly stable over the last decade, with leased containers making up slightly less than one half of the total container fleet. According to Drewry, container lessors' ownership was approximately 8.9 million TEU or 45.8%

of the total worldwide container fleet of 19.4 million TEU in 2004. In general, leasing containers helps shipping lines improve their overall container fleet efficiency and provides the shipping lines with an alternative source of equipment finance. Given the uncertainty and variability of export volumes, and the fact that shipping lines have difficulty in accurately forecasting their container requirements at a port-by-port level, the availability of containers for lease significantly reduces a shipping line's need to purchase and maintain larger container inventory buffers. In addition, the flexibility provided by operating leases also allows the shipping lines to adjust their container fleet sizes both seasonally and over time and helps to balance trade flows. Leasing containers also provides shipping lines with an additional source of funding to help them manage a high-growth, asset-intensive business.

Container leasing rates are typically a function of, among other things, new container prices (which are heavily influenced by steel prices), interest rates and the container supply and demand balance at a particular time and location. Beginning in 2003, global steel prices and container demand began to increase significantly, resulting in higher new and used container prices and significant increases in new and used container leasing rates. Average leasing rates on an entire portfolio of container leases respond more gradually to changes in new container prices, because lease agreements can only be re-priced upon the expiration of the lease. In addition, the value that lessors receive upon resale of containers is closely related to the cost of new containers.

While international containerized trade has grown rapidly and been consistently positive for the last twenty-five years, the shipping business has been characterized by cyclical swings due to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly caused by the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the impacts of such shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead-times for new container orders are typically only a few months (compared to the multi-year ordering and production cycle for new vessels), so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Competitive Strengths

We believe that our core competitive strengths include:

Leading market position.    As measured by TEU, we believe that we are the world's third largest lessor of containers and the largest seller of used containers. We believe that we enjoy a leading competitive position in the container leasing industry through our extensive global network, which comprises 19 offices in 12 countries and approximately 190 independent contracted container depots in 39 countries as of May 31, 2005. Our scale and worldwide operations provide us with cost and capability advantages relative to smaller leasing companies. In addition, our long-standing reputation for service reliability encourages many customers to rely on us to meet their unanticipated container needs worldwide.

Attractive long-term lease portfolio.    We concentrate on leasing our equipment on a long-term basis. Over the last five years we have adjusted the mix of our lease portfolio to focus on long-term leases, and have increased the percentage of our container fleet under long-term leases and finance leases from 48% at December 31, 2000 to 64% at March 31, 2005. The long-term nature of our lease portfolio provides us with a predictable source of revenue and operating cash flow, enabling us to manage and grow our business more effectively. For the twelve months ended December 31, 2004 and the three months ended March 31, 2005, our average utilization for containers was 93.0% and 92.8%, respectively. We have also structured the terms of our long-term and service leases to reduce the ability of customers to return containers to locations with weak export markets, thereby reducing our container repositioning expenses.

Strong, long-standing customer relationships.     We serve a large number of customers, including many of the world's largest shipping lines, whose businesses span many geographic regions and involve the transportation of a diverse range of products. Our forty-two years in the business have allowed us to develop broad and deep relationships with our key customers and to build a reputation for service reliability and quality. Our top ten customers, as measured by revenue, have leased containers from us for an average of over 20 years. As a result of these relationships with key customers, we believe that we have more leasing opportunities than our newer or smaller competitors and we typically experience lease renewal rates of approximately 70% for containers which are not scheduled to be sold.

Strong historical credit performance.     Over the last five years, our write offs of customer receivables have averaged less than 0.35% of our average total assets over such period. We believe that this strong credit performance is due not only to our comprehensive lease underwriting and monitoring, which is due, in part, to procedures which were developed during our twenty-five years of ownership by a major insurance and finance company, but also to several attributes of our container leasing business. These attributes include the size and credit quality of our customers, the high recovery rate of containers in default situations (which has exceeded 90% over the last five years) and high remarketability of containers.

Market leader in the sale of used containers.    We believe that we are the world's largest seller of used containers, having sold over 50,000 used containers in each of the last five years on behalf of ourselves and third parties. We manage our own container disposals, act as the disposal agent for a number of our shipping line customers and buy and sell used containers on an opportunistic basis. We believe that our ability to sell containers directly to end-users provides us with a higher and more reliable residual value for our containers than can be achieved by other leasing companies who rely primarily on third-party depots for container disposals.

Experienced management team.    Our senior management team has a diversified set of credentials and related leasing experiences, with our key officers having an average of approximately 20 years of industry experience and approximately 15 years of service with us. Furthermore, our customer service and sales representatives, who have an average of approximately 10 years of experience in the industry, have developed long-term customer relationships that afford us access to sales opportunities with leading shipping lines.

Business Strategy

We intend to leverage our leading market position in container leasing to profitably grow our business by pursuing the following strategies:

Increase revenues and operating cash flow by investing in our container fleet.    Our previous owner limited our ability to invest in growing our container fleet. From 2001 to 2004, our capital expenditures (excluding certain 2004 expenditures for the purchase of used container equipment which we had been leasing under an operating lease) averaged approximately $96.1 million annually for all equipment types. By contrast, for fiscal 2005, we anticipate capital expenditures for new containers to exceed $200 million. We plan to place the majority of these new containers on long-term leases at lease rates that meet or exceed our targeted investment returns. Going forward, we intend to selectively increase our investment in new containers. We believe that we can add a significant volume of new container leases and increase our container fleet without making significant incremental investments in our infrastructure, information systems or headcount.

Re-lease existing fleet at attractive rates.     We believe that our existing portfolio of leased containers will benefit from the current strong container leasing market environment as we will be able to re-lease these containers at higher rates upon expiration of the current leases. We estimate that the average daily rate of the dry containers in our lease portfolio was 34% below the current container market lease rate for new containers as of June 2005.

Maintain discipline on leasing terms.    We seek to exceed a targeted return on investment over the life cycle of each container. In order to achieve this return, we plan to maintain our focus on long-term leases and to continue to include tight drop-off restrictions in our lease agreements. We believe that our lease structuring discipline has been a major factor in allowing us to increase our utilization and reduce our operating expenses over the last five years, and we are committed to maintain pricing, structuring and credit discipline as we increase the size of our container fleet.

Expand customer product offerings.    We believe that we are well-positioned to explore new market opportunities related to our core container leasing business, including U.S. chassis leasing and direct finance leasing for containers. A chassis is a truck trailer built specifically for the purpose of transporting containers on land. We have recently hired key management personnel to oversee our entrance into the U.S. chassis leasing market and we anticipate receiving delivery of our initial orders of chassis in the third quarter of 2005. We believe that chassis are a natural extension of our container business because the chassis customer base overlaps with our container customer base. In addition, because we previously owned a chassis leasing business, we believe that we will be able to expand our recent entry into the market without significant additional headcount or systems cost. In addition, prior to our former parent's sale of a business unit, certain members of our senior management team focused on the origination and writing of finance leases, and we intend to pursue opportunities in the future to increase the proportion of finance leases in our portfolio. We believe that our previous experience in originating and structuring finance leases, coupled with our regular purchasing of containers, our close operating relationships with the world's largest shipping lines and our ability to recover and re-market containers in the event of customer defaults, will allow us to selectively grow our finance lease portfolio.

Pursue acquisitions on a financially disciplined basis.    We will seek to acquire container leasing companies, related businesses and container fleet portfolios as they become available. Due to the scalable nature of our fleet management systems and sales force, we believe that we can manage a larger container lease portfolio without substantially increasing our infrastructure costs. Since 1994, we have completed acquisitions of two container leasing businesses and various container portfolios and have successfully integrated these assets into our fleet.

TAL International Group, Inc. is a Delaware corporation. Our headquarters are located at 100 Manhattanville Road, Purchase, NY 10577-2135. Our telephone number is 914-251-9000 and our website is located at http://www.talinternational.com.Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

The Offering

Common stock offered by TAL International Group, Inc.	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriter discounts and estimated offering expenses, will be approximately $ million assuming the shares are offered at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use the estimated net proceeds of this offering to:

•	pay the entire outstanding principal and interest due on our existing senior unsecured credit agreement; and

•	fund working capital and general corporate purposes.

We will not receive any proceeds from the sale of our common stock, if any, by the selling stockholders upon the exercise of the underwriters' over-allotment option.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."

NYSE symbol	We will apply to list our common stock on the New York Stock Exchange under the symbol "TAL"

The calculation of the number of shares of common stock to be outstanding after this offering is based on            shares of our common stock outstanding as of March 31, 2005, and assumes the       -to-       stock split of our common stock that will occur immediately prior to the consummation of this offering. The calculation of the number of shares of common stock to be outstanding after this offering excludes           shares of common stock available for issuance under our TAL International Group, Inc. 2004 Management Stock Plan, including           shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2005 at a weighted average exercise price of $       per share.

The Acquisition

On November 4, 2004, TAL International Group acquired all of the outstanding capital stock of Trans Ocean and TAL International Corporation from TA Leasing Holding Co., Inc. We refer to our acquisition of Trans Ocean and TAL International Corporation as the "Acquisition." The aggregate purchase price paid by us at the closing of the Acquisition was approximately $1.2 billion. To finance the Acquisition, Trans Ocean, TAL International Corporation and Trans Ocean Container Corporation, each of which is a direct or indirect wholly-owned subsidiary of ours, entered into our existing $875.0 million senior secured credit facility and made initial borrowings of $805.0 million thereunder, we entered into our existing $275.0 million senior unsecured credit agreement and made initial borrowings of $275.0 million thereunder and certain of our equity investors made preferred and common equity investments in us in an aggregate amount of $200.1 million.

We refer to the Acquisition together with the equity contribution and our initial borrowings under our senior unsecured credit agreement and our senior secured credit facility as the "Acquisition and Related Transactions." Prior to the consummation of this offering, we intend to enter into a new asset securitization facility and a new senior secured credit facility, the proceeds of which we intend to use to repay the entire outstanding principal amount under our existing senior secured credit facility and a portion of the outstanding principal amount under our existing senior unsecured credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." We intend to use the net proceeds of this offering to repay the entire remaining outstanding principal amount under our existing senior unsecured credit agreement. We collectively refer to (i) our initial borrowings under our new asset securitization facility and our new senior secured credit facility and the use of the net proceeds therefrom and (ii) this offering and the use of the net proceeds therefrom, as the "Offering and Related Transactions." We refer to the Acquisition and Related Transactions, together with the Offering and Related Transactions, as the "Acquisition, Offering and Related Transactions."

Risk Factors

Investment in our common stock involves risks. You should carefully read and consider the information set forth in "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Summary Historical and Pro Forma Financial Data

The following table sets forth summary historical and pro forma financial, operating and other data of Trans Ocean and certain operations of TAL International Corporation on a combined basis (collectively, the "Predecessor") and TAL International Group (the "Successor"). The summary historical combined consolidated statement of operations data for the fiscal years ended December 31, 2002 and 2003 and for the fiscal quarter ended March 31, 2004 and the ten months ended October 31, 2004 were derived from the Predecessor's audited and unaudited combined consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary historical consolidated statement of operations data for the two months ended December 31, 2004 and the fiscal quarter ended March 31, 2005, together with the summary historical consolidated balance sheet as of March 31, 2005, were derived from the Successor's audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

The summary unaudited pro forma consolidated balance sheet as of March 31, 2005 assumes that the Offering and Related Transactions took place on that date. The summary unaudited pro forma financial data for the three months ended March 31, 2005 assumes that the Offering and Related Transactions took place on January 1, 2005. The summary unaudited pro forma financial data for the twelve months ended December 31, 2004 assumes that the Acquisition, Offering and Related Transactions took place on January 1, 2004. The summary unaudited pro forma financial data do not purport to represent what our results of operations or financial position would have been if the Acquisition, Offering and Related Transactions had occurred on the date indicated and are not intended to project our results of operations or financial position for any future period or date. The unaudited pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and primary assumptions are described in "Unaudited Pro Forma Financial Statements" and the accompanying notes.

The summary historical and pro forma financial, operating and other data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Statements" and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor			Successor			Predecessor	Successor	Pro Forma Three Months Ended March 31, 2005
	Year Ended December 31,		Ten Months Ended October 31, 2004	Two Months Ended December 31, 2004	Pro Forma Twelve Months Ended December 31, 2004		Three Months Ended March 31,
	2002	2003					2004	2005
	(dollars in thousands other than per share data)
Statement of Operations Data:
Leasing revenues	$303,786	$301,352	$242,755	$48,180	$		$73,331	$71,991	$
Management fee income	5,927	6,612	6,046	1,071			2,046	1,996
Equipment trading revenue	15,893	15,235	9,641	1,713			2,155	2,508
Other revenues	2,395	2,823	3,066	498			1,193	1,037
Total revenues	328,001	326,022	261,508	51,462			78,725	77,532
Equipment trading expenses	12,937	12,822	7,044	1,361			1,625	2,065
Direct operating expenses	53,595	37,268	23,043	4,372			5,074	6,870
Administrative expenses	33,383	38,404	29,014	6,419			8,481	9,709
Depreciation and amortization	150,256	134,985	119,449	19,769			35,618	29,285
Equipment rental expense	37,307	36,264	4,342	1,140			1,435	247
Provision for doubtful accounts (reversal)	(322)	(33)	300	225			163	(225)
Net loss (gain) on sale of leasing equipment	55,782	35,940	3,325	(126)			5,098	(4,375)
Interest and debt expense	25,063	23,756	22,181	13,185			6,887	21,114
Unrealized (gain) on interest rate swaps	—	—	—	(2,432)			—	(10,060)
Other parent company charges and management fees	3,563	—	28,360	—			10,635	1,626
Income tax (benefit) expense	(15,783)	740	8,926	2,680			1,327	7,891
Income (loss) before cumulative effect of accounting change	(27,780)	5,876	15,524	4,869			2,382	13,385
Cumulative effect of accounting change	(35,377)	—	—	—			—	—
Net income (loss)	$(63,157)	$5,876	$15,524	4,869			$2,382	13,385
Preferred stock dividends and accretion to redemption value				(8,410)				(6,028)
Net income (loss) applicable to common stockholders				$(3,541)	$			$7,357	$
Earnings (Loss) Per Share Data:
Basic and diluted income (loss) per share applicable to common stockholders	$—	$—	$—	$(35.41)	$		$—	$73.57	$
Weighted average common shares outstanding:
Basic and diluted	—	—	—	100,000			—	100,000
Other Financial Data:
EBITDA(1)	$131,756	$165,357	$166,080	$40,503	$		$46,214	$71,675	$
Adjusted EBITDA (1)	169,315	199,353	197,600	38,703			57,797	63,241
Capital expenditures	77,645	94,822	256,882	29,775			159,676	53,529
Container sales proceeds	34,486	46,771	50,741	10,111			18,916	43,463
Selected Fleet Data(2):
Total container units(3)	674,081	637,134	623,497	621,038		621,038	645,568	613,324		613,324
Total containers in TEU(3)	1,053,183	1,001,368	995,335	994,891		994,891	1,015,028	981,900		981,900
Percentage of containers on long-term leases, including finance leases(3)	59.0%	61.0%	66.3%	66.2%		66.2%	60.9%	64.1%		64.1%
Average utilization %	79.4%	87.2%	92.7%	94.4%		93.0%	89.8%	92.8%		92.8%

	As of March 31, 2005
	Actual		Pro Forma
Balance Sheet Data:	(unaudited	)		(unaudited	)
Cash and cash equivalents	$25,738		$
Net investment in direct finance leases	15,162
Leasing equipment, net	1,088,720
Total assets	1,347,036
Total debt	1,027,000
Preferred stock, Series A, subject to redemption	209,766
Common stock, subject to redemption	3
Total stockholders' equity	3,921

(1)	EBITDA is defined as net income (loss) before the cumulative effect of accounting change, interest and debt expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as further adjusted for certain items described in more detail below, which management believes are not representative of our operating performance. Adjusted EBITDA excludes pretax loss related to an unrealized (gain) on interest rate swaps, other parent company charges and management fees and certain equipment rental expense for equipment previously on operating lease and subsequently acquired by us. EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles, or GAAP, are not measures of financial condition or profitability and should not be considered as alternatives to, or more meaningful than, amounts determined in accordance with GAAP, including net income (loss) as an indicator of operating performance or net cash from by operating activities as an indicator of liquidity. We present EBITDA and Adjusted EBITDA as additional information because they are among the bases upon which we assess our financial performance. We believe that EBITDA and Adjusted EBITDA are useful measures for users of our financial statements because they provide information that can be used to evaluate the performance of our business from an operations perspective, exclusive of costs to finance our activities, income taxes and depreciation and amortization, and other non-routine events which we do not expect to occur in the future. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present EBITDA, and a reconciliation thereto, when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation and amortization are noncash charges, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	EBITDA and Adjusted EBITDA are not calculated identically by all companies; therefore, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Predecessor			Successor		Predecessor	Successor
	Year Ended December 31,		Ten Months Ended	Two Months Ended	Pro Forma Twelve Months Ended	Three Months Ended March 31,		Pro Forma Three Months Ended March 31, 2005
	2002	2003	October 31, 2004	December 31, 2004	December 31, 2004	2004	2005
	(dollars in thousands)
Net income (loss)	$(63,157)	$5,876	$15,524	$4,869	$	$2,382	$13,385	$
Add:
Cumulative effect of accounting change	35,377	—	—	—		—	—
Interest and debt expense	25,063	23,756	22,181	13,185		6,887	21,114
Income tax (benefit) expense	(15,783)	740	8,926	2,680		1,327	7,891
Depreciation and amortization	150,256	134,985	119,449	19,769		35,618	29,285
EBITDA	131,756	165,357	166,080	40,503		46,214	71,675
Add (subtract):
Unrealized (gain) on interest rate swaps(a)	—	—	—	(2,432)		—	(10,060)
Other parent company charges and management fees(b)	3,563	—	28,360	—		10,635	1,626
Certain equipment rental expense(c)	33,996	33,996	3,160	632		948	—
Adjusted EBITDA	$169,315	$199,353	$197,600	$38,703	$	$57,797	$63,241	$

(a)	Reflects the reversal of gain on mark-to-market accounting treatment of interest rate swap agreements that we entered into on December 14, 2004. The interest rate swaps are presented as if they received hedge accounting treatment. We anticipate that, as part of the Offering and Related Transactions, these swap agreements will receive hedge accounting treatment.

(b)	Reflects the reversal of other parent company charges of $3.6 million, $28.4 million and $10.6 million in fiscal years 2002 and 2004 and the three months ended March 31, 2004, respectively. These charges were related to a retention and incentive program established by our former parent and were paid to certain of our employees. Certain of these payments were triggered by the sale of other businesses owned by our former parent. It also reflects the reversal of management fees of $1.6 million in the three months ended March 31, 2005 payable to our affiliates pursuant to certain management agreements which are terminable upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Management Agreements."

(c)	Reflects the reversal of certain equipment rental expense related to containers that we purchased in 2004 and 2005. The ownership costs associated with these units are now be included in depreciation and amortization.

(2)	Includes our operating fleet (which is comprised of our owned and managed fleet) plus certain other units including finance leases.

(3)	Calculated as of the end of the relevant period.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, results of operations and financial condition. The market price of our common stock could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Related to Our Business and Industry

Container leasing demand is affected by numerous market factors as well as external political and economic events and a decrease in the volume of world trade and other operating factors may adversely affect our container leasing business.

Demand for containers depends largely on the rate of world trade and economic growth. Cyclical recessions can negatively affect lessors' operating results because during economic downturns or periods of reduced trade, such as those that occurred in 2001 and 2002, shipping lines tend to lease fewer containers, or lease containers only at reduced rates, and tend to rely more on their own fleets to satisfy a greater percentage of their requirements. Thus, a decrease in the volume of world trade may adversely affect our container utilization and lease rates and lead to reduced revenue, increased operating expenses (such as storage and positioning) and reduced financial performance. We cannot predict whether, or when, such cyclical downturns will occur. In the late 1990's, the economic downturn in Asia, lower prices for new containers and the consolidation of shipping lines adversely affected the container leasing business. These events may reoccur.

Other general factors affecting demand for leased containers, container utilization and per diem rental rates include the available supply and prices of new and used containers, including the market acceptance of new container types and overbuying by competitors and customers, economic conditions and competitive pressures in the shipping industry, including fluctuations in ship charter and freight rates and expansion, containership fleet overcapacity or undercapacity, consolidation or withdrawal of individual customers in that industry, shifting trends and patterns of cargo traffic, the availability and terms of equipment financing, fluctuations in interest rates and foreign currency values, import/export tariffs and restrictions, customs procedures, foreign exchange controls and other governmental regulations and political or economic factors that are inherently unpredictable and may be beyond our control. Any of the aforementioned external "shocks" to the world political or economic environment may have a material adverse affect on our business.

We cannot assure you that equipment prices and lease rates will not decrease.

Lease rates depend on the type and length of the lease, the type and age of the equipment, competition (as more fully discussed herein), and other factors more fully discussed herein. Container lease rates also move with the fluctuations in prices for new containers. Because steel is the major component used in the construction of new containers, the price for new containers, as well as prevailing container lease rates, are both highly correlated with the price of raw steel. Container prices and leasing rates have increased since late 2003, partially due to an increase in worldwide steel prices, while in the late 1990's, new container prices and lease rates declined, because of, among other factors, a drop in worldwide steel prices and a shift in container manufacturing from Taiwan and Korea to areas with lower labor costs in mainland China. No assurance can be given that container prices and leasing rates will not fall again.

In addition, leasing rates can be negatively impacted by the entrance of new leasing companies, overproduction of new containers by factories and over-buying by shipping lines and leasing competitors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, has led to decreasing utilization rates. In the event that the container shipping industry were to be characterized by over-capacity in the future, or if available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and lease rates can be expected to decrease, thereby adversely affecting the revenues generated by our container leasing business. No assurance can be given that such imbalances will not occur.

Sustained Asian economic instability could reduce demand for leasing.

A number of the shipping lines to which we lease containers are entities domiciled in Asian countries. In addition, many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been economic disruptions, financial turmoil and political instability in this region. If these events were to occur in the future, they would adversely affect these customers and lead to a reduced demand for leasing of our containers or otherwise adversely affect us.

Our customers may decide to lease fewer containers.

We, like other suppliers of leased containers, are dependent upon decisions by shipping lines to lease rather than buy their equipment. Should shipping lines decide to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased leasing revenue, increased storage costs and increased repositioning costs. Most of the factors affecting the decisions of our customers are outside our control.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and sales business after completion of this offering. We compete with approximately 10 other major leasing companies, many smaller lessors, manufacturers of container equipment, companies offering finance leases as distinct from operating leases, promoters of container ownership and leasing as a tax shelter investment, shipping lines, which sometimes lease their excess container stocks, and suppliers of alternative types of equipment for freight transport. Some of these competitors may have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could lead to significant downward pressure on lease rates and margins.

Competition among container leasing companies depends upon many factors, including, among others, lease rates, lease terms (including lease duration, drop-off restrictions and repair provisions), customer service, and the location, availability, quality and individual characteristics of equipment. New entrants into the leasing business have been attracted by the high rate of containerized trade growth in recent years, and new entrants have generally been less disciplined than we are in pricing and structuring leases. As a result, there can be no assurance that we can maintain a high level of container utilization or achieve our growth plans.

The age of our container fleet may become a competitive disadvantage.

As of March 31, 2005, the average age of the containers in our fleet was 8.7 years. We believe that the average age of our competitors' container fleets is lower than the average age of our fleet, and customers generally have a preference for younger containers. Historically, we have been successful marketing our older equipment by positioning older containers in areas where demand is very strong, offering incentives for customers to extend containers on lease, and providing greater drop-off location flexibility for containers approaching sale age. However, we cannot assure you that our marketing strategies for older containers will continue to be successful, particularly if demand for containers in general becomes weaker.

Lessee defaults may adversely affect our financial condition and results of operations and cash flow by decreasing revenues and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous customers. Rent and other compensation, as well as indemnification for damage to or loss of containers, is payable under the leases and other arrangements by the end users. Inherent in the nature of the leases and other arrangements for use of the containers is the risk that once the lease is consummated, we may not receive, or may experience delay in realizing, all of the compensation and other amounts to be paid in respect of the containers. A delay or diminution in amounts received under the leases and other arrangements could adversely affect our business and financial prospects and our ability to make payments on our debt.

The cash flow from the containers, principally lease rentals, management fees, proceeds from the sale of owned containers and commissions earned on container agency and brokerage activities, is affected significantly by the ability to collect payments under leases and other arrangements for the use of the containers and the ability to replace cash flows from terminating leases by re-leasing or selling containers on favorable terms. All of these factors are subject to external economic conditions and the performance by lessees and service providers that will not fully be within our control.

When lessees or sublessees of containers default, we may fail to recover all of our containers, and the containers we do recover may be returned in locations where we will not be able to efficiently re-lease or sell them. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive depending on the locations and distances involved. As a result, we may lose lease or management revenues and incur additional operating expenses in repossessing and storing the equipment. We do not currently maintain insurance to cover such defaults. While in recent years defaults by lessees, as measured by our historical experience and reflected on our financial statements as an allowance for doubtful accounts, have not been material as a percentage of our assets, there is no assurance that any future defaults will not be material and any such future defaults could have a material adverse effect on our business condition and financial prospects.

We are dependent upon continued demand from our large customers.

Our largest customers account for a significant portion of our revenues. Our five largest customers represented approximately 44% of our revenues for our 2004 fiscal year, with our single largest customer representing approximately 16% during such period. The loss, default or significant reduction of orders from any of our five largest customers, and especially our single largest customer, could have a material adverse effect on our business, financial condition and future prospects.

Gains and losses associated with container sales may fluctuate and adversely affect our operating results.

Although our revenue primarily depends upon equipment leasing, our profitability is also affected by the residual values of our containers upon the expiration of their leases because, in the ordinary course of our business, we sell certain containers when such containers are returned to us. The volatility of the residual values of such containers may be significant. These values, which can vary substantially, depend upon, among other factors, worldwide steel prices, applicable maintenance standards, refurbishment needs, comparable new equipment costs, used equipment availability, inflation rates, market conditions, materials and labor costs and equipment obsolescence. Most of these factors are outside of our control. Operating leases, which represent the predominant form of lease in our portfolio, are subject to greater residual value risk than direct finance leases.

Containers are typically sold if it is in our best interest to do so after taking into consideration the book value, remaining useful life, repair condition, suitability for leasing or other uses and the prevailing local sales price for containers. As these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if we sell large quantities of containers.

Changes in market price, availability or transportation costs of containers in China could adversely affect our ability to maintain our supply of containers.

China is currently the largest container producing nation in the world, and we currently purchase substantially all of our dry and special containers from two manufacturers based in China and substantially all of our refrigerated containers from three manufacturers based in China. In the event that it were to become more expensive for us to procure containers in China or to transport these containers at a low cost from China to the locations where they are needed by our customers, because of further consolidation among container suppliers, increased tariffs imposed by the United States or other governments or for any other reason, we would have to seek alternative sources of supply. We may not be able to make alternative arrangements quickly enough to meet our equipment needs, and the alternative arrangements may increase our costs.

Our business strategies entail risk and we may not be able to realize our plans with regard to these strategies.

As discussed herein, in order to grow our business, we expect to employ various strategies, including consummating strategic acquisitions and investing in our container fleet. Unanticipated issues may arise in the implementation of these contemplated strategies, which could impair our ability to expand our business as expected. We may not be able to execute strategic acquisitions or to integrate such acquired assets successfully into our business. We may not be able to achieve a competitive cost of capital to rejuvenate our fleet through securitizations as we plan, either because of market forces or otherwise. If we are unable to consummate securitizations effectively, we may be at a competitive disadvantage. Furthermore, the execution of our plans could result in our having greater losses than we have historically experienced and could have a material adverse effect on our business.

If we are unable to meet future capital requirements, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our container fleet. As we maintain and grow our business, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under our existing senior secured credit facility, our anticipated new senior secured credit facility and our anticipated new asset securitization facility. However, we cannot assure you that future borrowings will be available under such facilities or that we will be able to refinance such facilities on commercially reasonable terms or at all. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our profitability could suffer.

We may incur costs associated with relocation of leased equipment.

When lessees return equipment to locations where supply exceeds demand, we routinely reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessees of the equipment or pick-up charges paid by the new lessees. In addition, demand may not be as great as anticipated after repositioning has occurred, which may result in equipment remaining idle. We seek to limit the number of containers that can be returned and impose surcharges on containers returned to areas where demand for such containers is not expected to be strong. We cannot assure you, however, that market conditions will enable us to continue such practices. In addition, we cannot assure you that we have accurately anticipated which port locations will be characterized by weak or strong demand in the future, and our current contracts will not provide much protection against repositioning costs if ports that we expect to be strong demand ports turn out to be surplus container ports at the time leases expire.

We rely on our information technology systems to conduct our business. If these systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and financial results could be adversely affected.

The efficient operation of our business is highly dependent on two of our information technology systems: our "Terms" tracking system and our "Tradex" customer interface system. For example, these systems allow customers to place pick-up and drop-off orders on the Internet, view current inventory and check contractual terms in effect with respect to any given container lease agreement. We correspondingly rely on such information systems to track transactions, such as repairs and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio and improve customer service. The failure of these systems to perform as we anticipate could disrupt our business and results of operation and cause our relationships with our customers to suffer. In addition, our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Any such interruption could have a material adverse effect on our business.

A number of key personnel are critical to the success of our business.

Most of our senior executives and other management-level employees have been with us for over ten years and have significant industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers and provide acceptable levels of customers service could suffer.

The international nature of the container industry exposes us to numerous risks.

Our ability to enforce the end users' obligations under the leases and other arrangements for use of the containers will be subject to applicable law in the jurisdiction in which enforcement is sought. As the containers are predominantly located on international waterways, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in jurisdictions where recovery of equipment from the defaulting lessee is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to the containers in various jurisdictions also cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds into or out of the country;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	international incidents;

•	military outbreaks;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	potentially negative consequences from changes in tax laws;

•	higher interest rates;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions.

We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

As a U.S. corporation, we are subject to the Foreign Corrupt Practices Act, and a determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, we are subject to the regulations imposed by the Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on us.

The lack of an international title registry for containers increases the risk of ownership disputes.

Pursuant to the terms of the Acquisition, the seller represented and warranted to us that Trans Ocean and TAL International Corporation had good and marketable title to the containers they purported to own and valid leasehold interests in containers they purported to lease. However, there is no internationally recognized system of recordation or filing to evidence Trans Ocean's and TAL International Corporation's title to the containers. The lack of a title recordation system with respect to the containers could result in disputes with creditors of prior owners of Trans Ocean and TAL International Corporation or the containers owned or leased-in from time to time, or creditors of the end users.

We may incur costs associated with new security regulations.

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Safety Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972 (CSC), as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our customers may require that we adopt such products in the conduct of our container leasing business. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our financial condition and results of operations.

Terrorist attacks could negatively impact our operations and our profitability and may expose us to liability.

Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks worldwide. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could similarly affect world trade and the industries in which we and our customers operate. In addition, terrorist attacks or hostilities may directly impact ports our containers come in and out of, depots, our physical facilities or those of our suppliers or customers and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have an adverse effect on our operations or your investment.

It is also possible that one of our containers could be involved in a terrorist attack. Our lease agreements require our lessees to indemnify us against all damages arising out of the use of our containers, and we carry insurance to potentially offset any costs in the event that our customer indemnifications prove to be insufficient, but there can be no assurance that we will be fully protected from liability arising from a terrorist attack which utilizes one of our containers.

Environmental liability may adversely affect our business and financial situation.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our current or historical operations. Under some environmental laws in the United States and certain other countries, the owner of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the owner's fault. While we maintain certain insurance relating to both on-hire and off-hire containers and require lessees to obtain similar insurance and to provide us with indemnity against certain losses, such insurance and indemnities may not cover or be sufficient to protect us against losses arising from environmental damage. Under the terms of the stock purchase agreement in respect of the Acquisition, the seller is obligated to indemnify us for certain environmental liabilities relating to the operation of the business prior to our acquisition. This indemnification, however, may not be sufficient to reimburse us for all losses relating to environmental liabilities.

Many countries, including the United States, restrict, prohibit or otherwise regulate the use of chlorofluorocarbon compounds (CFCs) due to their ozone depleting and global warming effects. CFCs have historically been used in the manufacture and operation of older refrigerated containers, including some containers purchased in the past by Trans Ocean and TAL International Corporation, which we acquired in the Acquisition and which are currently used in approximately 3% of our refrigerated containers. Regulation of CFCs or other refrigerants may become stricter in the future. Market pressure or government regulation of refrigerants and synthetic insulation materials may require refrigerated containers using non-conforming substances to be retrofitted with non-CFC refrigerants at substantial cost to us. The replacement refrigerant used in our new refrigerated containers also may become subject to similar market pressures or governmental regulation. In addition, refrigerated containers that are not retrofitted may command lower prices in the market for used containers once we retire these containers from our fleet.

Certain liens may arise on our containers.

Depot operators, repairmen and transporters may come into possession of the containers from time to time and have sums due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on the containers.

Fluctuations in foreign exchange rates could reduce our profitability.

The majority of our revenues and costs are billed in U.S. dollars. Most of our non-U.S. transactions are individually of small amounts and in various denominations and thus are not suitable for cost-effective hedging. In addition, almost all of our container purchases are paid for in U.S. dollars. There can be no assurance that exchange rate fluctuations will not adversely affect our results of operations and financial condition

We are a "controlled company" within the meaning established by the New York Stock Exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Under the shareholders agreement among the investors who acquired our company in November 2004, management and our other shareholders, The Resolute Fund, L.P. (our Sponsor) is permitted to designate eight of the nine members of our board of directors. While this shareholders agreement will be terminated upon the closing of this offering, investors affiliated with our Sponsor will continue to beneficially own a majority of our outstanding common stock, and, as a result, we will be considered a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a "controlled company" is exempt from complying with certain corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors and (3) the requirement that we have a compensation committee that is composed entirely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, our board of directors will not consist of a majority of independent directors nor will our board of directors have compensation and nominating/corporate governance committees consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Our Sponsor may have significant influence on our company, including control over decisions that require the approval of shareholders, whether or not such decision is believed by the other equityholders to be in their own best interests.

After the consummation of this offering, our Sponsor will beneficially own approximately         % of our common stock, or approximately         % of our common stock if the underwriters exercise in full their option to purchase additional shares. As a result, our Sponsor will have the ability to control all matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination, without the consent of our other shareholders, of the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as our Sponsor continues to own a majority of our outstanding common stock, it will continue to be able to strongly influence or effectively control our decisions.

Our strategy to selectively pursue complementary acquisitions may present unforeseen integration obstacles or costs.

We may selectively pursue complementary acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty with integration of personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

Other Risks Related to our Business

We will have a substantial amount of debt outstanding on a consolidated basis and will have significant debt service obligations which could adversely affect our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

After the closing of this offering, we will have a significant amount of debt outstanding on a consolidated basis. As of March 31, 2005, on a pro forma basis, we had outstanding total indebtedness of $           million. As of March 31, 2005, on a pro forma basis, our ratio of total debt to total assets was             .

Our substantial debt could have important consequences for you, including the following:

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	make it more difficult for us to satisfy our obligations with respect to our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness and which could have a material adverse effect on our business or prospects;

•	limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	make it more difficult for us to pay dividends on our common stock;

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	place us at a competitive disadvantage compared to our competitors which have less debt.

We cannot assure you that we will generate sufficient revenues to service and repay our debt and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our markets.

Despite our substantial leverage, we and our subsidiaries will be able to incur additional indebtedness. This could further exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our existing senior secured credit facility and our existing senior unsecured credit agreement currently contain, and we anticipate that our new senior secured credit facility and our new asset securitization facility will contain, restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, indebtedness incurred in compliance with such restrictions could be substantial. To the extent that new indebtedness is added to our and our subsidiaries' current debt levels, the risks described above would increase.

We will require a significant amount of cash to service and repay our outstanding indebtedness and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you that:

•	our business will generate sufficient cash flow from operations to service and repay our debt and to fund working capital and planned capital expenditures;

•	future borrowings will be available under our current or future credit facilities in an amount sufficient to enable us to repay our debt; or

•	we will be able to refinance any of our debt on commercially reasonable terms or at all.

Financial, business, economic and other factors, many of which we cannot control, will affect our ability to generate cash in the future and to make these payments.

If we cannot generate sufficient cash from our operations to meet our debt service and repayment obligations, we may need to reduce or delay capital expenditures, the development of our business generally and any acquisitions. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms or at all.

Our existing senior secured credit facility and existing senior unsecured credit agreement currently impose, and we anticipate that our new senior secured credit facility and new asset securitization facility will impose, significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our existing senior secured credit facility and existing senior unsecured credit agreement currently impose, and we anticipate that our new senior secured credit facility and new asset securitization facility will impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries. These restrictions will limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our stock;

•	issue capital stock of us and our subsidiaries;

•	make loans and investments;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates;

•	restrict dividends, distributions or other payments from our subsidiaries; and

•	otherwise conduct necessary corporate activities.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our material container assets.

Risks Related to the Offering

An active market for our common stock may not develop which may inhibit the ability of our stockholders to sell common stock following this offering.

Prior to this offering, there has been no public market for our common shares. An active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of our common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be highly volatile and may decline regardless of our operating performance.

The initial public offering price for the common shares sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common shares following this offering and we cannot assure you that the market price will equal or exceed the initial public offering price of your shares. See "Underwriting" for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price. The trading price of our common shares is likely to be subject to wide fluctuations. Factors affecting the trading price of our common shares may include:

•	variations in our financial results;

•	changes in financial estimates or investment recommendations by securities analysts following our business;

•	the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance or interpretations or principles;

•	future sales of common stock by us and our directors, officers and significant stockholders;

•	announcements of technological innovations or enhanced or new products by us or our competitors;

•	our failure to achieve operating results consistent with securities analysts' projections;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	recruitment or departure of key personnel;

•	our failure to timely address changing customer preferences;

•	broad market and industry factors; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

In addition, if the market for container leasing company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business or financial results. The trading price of our common shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. See "Underwriting" for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price.

You will experience an immediate and substantial dilution in the net tangible book value of the common shares you purchase in this offering and you will experience dilution if we raise funds through the issuance of additional equity and/or convertible debt securities.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share. The exercise of outstanding options and future equity issuances may result in further dilution to investors.

If we raise additional funds through the issuance of equity securities or convertible debt securities, you will experience dilution of your percentage ownership of our company. This dilution may be substantial. In addition, these securities may have powers, preferences and rights that are senior to the holders of our common stock and may further limit our ability to pay dividends on our common stock.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock held by our current stockholders could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely tradable, except for any shares acquired by our "affiliates."

In connection with this offering, all members of our senior management and our directors and substantially all of our stockholders have either entered into or have agreed to enter into written "lock-up" agreements providing in general that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of Credit Suisse First Boston LLC, subject to specified exceptions. See "Shares Eligible for Future Sale—Lock-Up Agreements" for more information regarding these lock-up agreements. Upon the expiration of the lock-up period, an additional          shares of our common stock will be tradable in the public market subject, in most cases, to volume and other restrictions under federal securities laws. In addition, upon completion of this offering, options exercisable for an aggregate of approximately          shares of our common stock will be outstanding. We have entered into agreements with the holders of approximately          shares of our common stock under which, subject to the applicable lock-up agreements, we may be required to register future sales of these shares.

We will have broad discretion over the use of the proceeds to us from this offering and may not use those proceeds in ways that will enhance our market value, which would cause our stock price to decline.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering, other than approximately $         of which will be used to repay our outstanding indebtedness under our existing senior unsecured credit agreement, for general corporate purposes, including working capital and for potential strategic investments or acquisitions, we have not allocated these net proceeds for specific purposes and as part of your investment decision, you will not be able to direct how we apply the net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, the market price of our common stock could decline if the market does not view our use of the proceeds from this offering favorably.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing senior secured credit facility and existing senior unsecured credit agreement currently include and we anticipate that our new senior secured credit facility and new asset securitization facility will include, restrictions on our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We are uncertain of our ability to obtain additional financing for our future capital needs.

We believe that cash from operations and existing cash, together with available borrowings under our existing senior secured credit facility and our anticipated available borrowings under our new senior secured credit facility and our new asset securitization facility will be sufficient to meet our working capital, capital expenditure and expense requirements for at least the next twelve months. However, we may need to raise additional funds in order to fund our business, expand our sales activities, develop new or enhance existing products and/or respond to competitive pressures. Additional financing may not be available on terms favorable to us, or at all.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts.

Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our cost, and we may be unable to provide the required financial information in a timely and reliable manner.

As we have never been a publicly reporting company, our internal controls and procedures may not currently meet all the standards applicable to public companies, including those contained in Section 404 of the Sarbanes-Oxley Act of 2002, as well as rules and regulations enacted by the Securities and Exchange Commission and The New York Stock Exchange.

Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the adequacy of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose a material weakness in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.

Possible non-compliance with the Sarbanes-Oxley Act of 2002 could materially adversely affect us.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which will require us to include in our annual reports on Form 10-K, beginning with the Form 10-K for fiscal 2006, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management's assessment of the effectiveness of such internal controls over financial reporting. If our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management's assessment or may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the price of our common shares.

FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact, such as when we state that we "believe," "expect," "anticipate" or "plan" that an event will occur, and other similar statements, you should understand that our expectations may not be correct, although we believe they are reasonable, and that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in the prospectus will continue. The forward-looking information contained in this prospectus is generally located under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon our current plans and beliefs or estimates of future results or trends.

Forward-looking statements regarding our present plans or expectations for capital expenditures, sales-building, cost-saving strategies, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties relative to these and other factors, such as the ability to increase revenues and/or to achieve cost reductions (and other factors discussed under "Risk Factors" or elsewhere in this prospectus), which also would cause actual results to differ from present plans. Such differences could be material.

You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $       million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering:

•	to pay the entire outstanding principal and interest due on our existing senior unsecured credit agreement; and

•	for working capital and general corporate purposes.

The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over allocation of that portion of the net proceeds of this offering.

We will not receive any proceeds from the sale of our common stock, if any, by the selling stockholders upon the exercise of the underwriters' over-allotment option.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we intend to retain our future earnings, if any, to fund the development and growth of our business. We therefore do not anticipate paying any cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on the common stock will depend upon the results of our operations, our financial condition and our capital expenditure plans, as well as any other factors that our board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and we anticipate that any of our future indebtedness may restrict, our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005 on an actual basis and on a pro forma basis to give effect to the Offering and Related Transactions. For the purposes of the pro forma financial information set forth below, we have assumed the receipt of net proceeds from our sale of         shares of common stock in this offering at an assumed public offering price of $       , the mid-point of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commission and estimated offering expenses.

You should read this table together with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this prospectus.

	March 31, 2005
	Actual	Pro Forma
	(in thousands, except shares and per share amounts)
Cash and cash equivalents	$25,738	$

Debt:
Existing senior secured credit facility	$752,000	$
Existing senior unsecured credit agreement	275,000
New senior secured credit facility	—
New asset securitization facility	—
Total debt:	1,027,000
Preferred Stock, Series A, subject to redemption 200,000 shares, actual; shares pro forma	209,766
Common stock, subject to redemption, 3,333.63 shares, actual; shares pro forma	3

Stockholders' equity:
Preferred stock, $0.001 par value per share, 500,000 shares authorized, 200,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma
Common stock, par value $0.001 per share, 200,000 shares authorized, 100,000 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma(a)
Additional paid-in capital	97
Accumulated deficit	3,816
Accumulated other comprehensive income	8
Total stockholders' equity:	3,921
Total capitalization:	$1,240,690	$

(a)	The share information above for our common stock excludes shares of common stock available for issuance under our TAL International Group, Inc. 2004 Management Stock Plan, including shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2005 at a weighted average exercise price of $ per share.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding after giving effect to the Offering and Related Transactions. For the purposes of the pro forma financial information set forth below, we have assumed the receipt of net proceeds from our sale of         shares of common stock in this offering at an assumed public offering price of $       , the mid-point of the estimated price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commission and estimated offering expenses.

After giving effect to the foregoing, our pro forma net tangible book value as of March 31, 2005 would have been $           million, or approximately $         per share. The net tangible book value of our common stock as of March 31, 2005 before giving effect to this offering was $    , or approximately $     per share. This represents an immediate increase in pro forma net tangible book value of $       per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Net tangible book value as of March 31, 2005	$
Increase in pro forma net tangible book value attributable to new investors
Pro forma net tangible book value after this offering
Dilution to new investors		$

The following table presents, on a pro forma basis, as of March 31, 2005, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100.0%	$	100.0%	$

The foregoing table and calculations assumes no exercise of any options and excludes           shares of common stock available for issuance under our TAL International Group, Inc. 2004 Management Stock Plan, including           shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2005 at a weighted average exercise price of $         per share.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements have been derived from the application of pro forma adjustments to the historical financial statements of us and our Predecessor. The unaudited pro forma statements of operations for the year ended December 31, 2004 assumes that the Acquisition, Offering and Related Transactions took place on January 1, 2004. The unaudited pro forma statement of operations for the three months ended March 31, 2005 assumes that the Offering and Related Transactions took place on January 1, 2005. The unaudited pro forma consolidated balance sheet as of March 31, 2005 assumes that the Offering and Related Transactions took place on that date. The unaudited pro forma financial statements do not purport to represent what our results of operations or financial position would have been if the Acquisition, Offering and Related Transactions had occurred on the date indicated and are not intended to project our results of operations or financial position for any future period or date.

The unaudited pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and primary assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis. The Acquisition has been accounted for using the purchase method of accounting, which requires that we revalue or adjust our assets and liabilities to their fair values.

You should read our unaudited pro forma financial statements and the related notes hereto in conjunction with our historical financial statements and the related notes thereto and other information contained in "Capitalization," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

TAL International Group, Inc.
Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2004
(Dollar amounts in thousands)

	Year Ended December 31, 2004
	Combined(1)	Adjustments for Acquisition and Related Transactions		Pro forma for Acquisition and Related Transactions	Adjustments for Offering and Related Transactions	Pro forma
REVENUES
Leasing revenues	$290,935	$2,894	(2)	$293,829	$	$
Management fee income	7,117	—		7,117
Equipment trading revenue	11,354	—		11,354
Other revenues	3,564	—		3,564
Total revenues	312,970	2,894		315,864

EXPENSES
Equipment trading expenses	8,405	—		8,405
Direct operating expenses	27,415	—		27,415
Administrative expenses	35,433	—		35,433
Depreciation and amortization	139,218	(23,324	) (3)	115,894
Equipment rental expense	5,482	—		5,482
Provision for doubtful accounts	525	—		525
Net loss (gain) on sale of leasing equipment	3,199	(9,702	) (4)	(6,503)
Interest and debt expense	35,366	33,859	(5)	69,225
Unrealized (gain) on interest rate swaps	(2,432)	—		(2,432)
Other parent company charges and management fees	28,360	(22,172	) (6)	6,188
Total expenses	280,971	(21,339)		259,632

Income before income taxes	31,999	24,233		56,232
Income tax expense	11,606	8,966	(7)	20,572
Net income	20,393	15,267		35,660
Preferred stock dividends and accretion to redemption value	(8,410)	(21,052	) (8)	(29,462)
Net income applicable to common stockholders	$11,983	$(5,785)		$6,198	$	$
Basic and diluted earnings per share applicable to common stockholders	$119.83			$61.98

The accompanying notes are an integral part of the Unaudited Pro Forma Financial Statements.

TAL International Group, Inc.
Notes to Unaudited Pro Forma Statement of Operations
For the Year Ended December 31, 2004
(Dollar amounts in thousands)

The unaudited pro forma statement of operations gives effect to the following adjustments.

(1)	The results for the combined year ended December 31, 2004 combine the results of the Predecessor for the ten months ended October 31, 2004 with the results of the Successor for the two months ended December 31, 2004 by mathematical addition and do not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

(2)	Reversal of amortization of initial direct lease costs eliminated based on purchase accounting.

(3)	Adjustment to depreciation and amortization as a result of the purchase price allocation from the Acquisition.

Depreciation and amortization based on purchase accounting	$96,125
Depreciation and amortization under the Predecessor's historical cost	(119,449)
Pro forma adjustment to depreciation and amortization	$(23,324)

(4)	Increase net loss (gain) on sale of leasing equipment based on the difference between the purchase accounting value and the actual sale price.

Net loss on sale of leasing equipment under historical value	$3,325
Net (gain) on sale of leasing equipment based on purchase accounting value	(6,377)
Pro forma adjustment to net (gain) on sale of leasing equipment	$(9,702)

(5)	Interest expense attributable to new borrowings related to the Acquisition and the elimination of intercompany debt and interest thereon.

Interest, including amortization of deferred finance costs on new debt	$56,040
Historical interest expense	(22,181)
Pro forma adjustments to interest expense	$33,859

(6)	Elimination of non-recurring expenses paid by our former parent and to record management fees resulting from the Acquisition.

Elimination of non-recurring expenses paid by our former parent	$(28,360)
Record management fees resulting from the Acquisition	6,188
Pro forma adjustment to other parent company charges and management fees	$(22,172)

(7)	The related income tax effect of the above items based upon a pro forma effective income tax rate of 37.0%.

(8) Adjustments for the accrued dividends related to the preferred stock	$(21,052)

TAL International Group, Inc.
Unaudited Pro Forma Statement of Operations
For the Three Months Ended March 31, 2005
(Dollar amounts in thousands)

	Three Months Ended March 31, 2005
	Actual	Adjustments for Offering and Related Transactions	Pro forma
REVENUES
Leasing revenues	$71,991	$	$
Management fee income	1,996
Equipment trading revenue	2,508
Other revenues	1,037
Total revenues	77,532

EXPENSES
Equipment trading expenses	2,065
Direct operating expenses	6,870
Administrative expenses	9,709
Depreciation and amortization	29,285
Equipment rental expense	247
Provision for doubtful accounts	(225)
Net loss (gain) on sale of leasing equipment	(4,375)
Interest and debt expense	21,114
Unrealized (gain) on interest rate swaps	(10,060)
Other parent company charges and management fees	1,626
Total expenses	56,256

Income before income taxes	21,276
Income tax expense	7,891
Net income	13,385
Preferred stock dividends and accretion to redemption value	(6,028)
Net income applicable to common stockholders	$7,357	$	$
Basic and diluted earnings per share applicable to common stockholders	$73.57	$	$

The accompanying notes are an integral part of the Unaudited Pro Forma Financial Statements.

TAL International Group, Inc.
Notes to Unaudited Pro Forma Statement of Operations
For the Three Months Ended March 31, 2005
(Dollar amounts in thousands)

The unaudited pro forma statement of operations gives effect to the following adjustments.

TAL International Group, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2005
(Dollar amounts in thousands, except per share amounts)

	As of March 31, 2005
	Historical	Adjustments for Offering and Related Transactions	Pro forma
ASSETS
Cash and cash equivalents	$25,738	$	$
Accounts receivable, net of allowances of $5,540	39,862
Net investment in direct finance leases	15,162
Leasing equipment, net of accumulated depreciation and allowances of $46,425	1,088,720
Leasehold improvements and other fixed assets, net of accumulated depreciation of $793	4,028
Equipment held for sale	34,780
Goodwill	73,570
Deferred financing cost	45,820
Other assets	19,356
TOTAL ASSETS	$1,347,036	$	$

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable	$11,821	$	$
Accrued expenses	83,702
Income taxes payable	598
Deferred tax liability	10,225
Debt
Existing senior secured credit facility	752,000
Existing senior unsecured credit agreement	275,000
New senior secured credit facility	—
New asset securitization facility	—
Total liabilities	1,133,346

Preferred stock, Series A subject to redemption, 200,000 shares issued and outstanding	209,766
Common stock, subject to redemption, 3,333.63 shares issued and outstanding	3

Stockholders' equity
Preferred stock, $.001 par value, 500,000 shares authorized and 200,000 shares issued and outstanding	—
Common stock, $.001 par value, 200,000 shares authorized and 100,000 shares issued and outstanding	—
Additional paid-in capital	97
Retained earnings	3,816
Accumulated other comprehensive income	8
Total stockholders' equity	3,921
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,347,036	$	$

The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Balance Sheet.

TAL International Group, Inc.
Notes to Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2005
(Dollar amounts in thousands, except per share amounts)

The unaudited balance sheet gives effect to the following adjustments.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth certain selected historical financial, operating and other data of the Predecessor and the Successor. The selected historical consolidated combined financial, operating and other data as of and for the fiscal years ended December 31, 2002 and 2003, for the ten months ended October 31, 2004 and as of and for the fiscal quarter ended March 31, 2004 were derived from the Predecessor's audited and unaudited combined consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected historical consolidated combined financial, operating and other data as of and for the fiscal years ended December 31, 2000 and 2001 were derived from the audited and unaudited combined consolidated financial statements of the Predecessor that are not included in this prospectus. The selected historical consolidated financial, operating and other data as of and for the two months ended December 31, 2004, and as of and for the fiscal quarter ended March 31, 2005 were derived from the Successor's audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

You should read the following selected historical financial and operating data together with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				Ten Months Ended October 31, 2004	Two Months Ended December 31, 2004	Three Months Ended March 31,
	2000	2001	2002	2003			2004	2005
	(dollars in thousands other than per share data)
Statement of Operations Data:
Leasing revenues	$350,188	$326,421	$303,786	$301,352	$242,755	$48,180	$73,331	$71,991
Management fee income	8,854	7,228	5,927	6,612	6,046	1,071	2,046	1,996
Equipment trading revenue	36,351	33,356	15,893	15,235	9,641	1,713	2,155	2,508
Other revenues	4,007	3,176	2,395	2,823	3,066	498	1,193	1,037
Total revenues	399,400	370,181	328,001	326,022	261,508	51,462	78,725	77,532
Equipment trading expenses	30,818	27,459	12,937	12,822	7,044	1,361	1,625	2,065
Direct operating expenses	69,606	77,065	53,595	37,268	23,043	4,372	5,074	6,870
Administrative expenses	44,097	41,040	33,383	38,404	29,014	6,419	8,481	9,709
Depreciation and amortization	163,168	160,014	150,256	134,985	119,449	19,769	35,618	29,285
Equipment rental expense	37,170	36,849	37,307	36,264	4,342	1,140	1,435	247
Provision for doubtful accounts (reversal)	2,190	(1,785)	(322)	(33)	300	225	163	(225)
Net loss (gain) on sale of leasing equipment	17,085	18,443	55,782	35,940	3,325	(126)	5,098	(4,375)
Interest and debt expense	44,921	40,178	25,063	23,756	22,181	13,185	6,887	21,114
Unrealized (gain) on interest rate swaps	—	—	—	—	—	(2,432)	—	(10,060)
Other parent company charges and management fees	—	—	3,563	—	28,360	—	10,635	1,626
Income tax (benefit) expense	(5,596)	(10,135)	(15,783)	740	8,926	2,680	1,327	7,891
Income(loss) before cumulative effect of accounting change	(4,059)	(18,947)	(27,780)	5,876	15,524	4,869	2,382	13,385
Cumulative effect of accounting change	—	—	(35,377)	—	—	—	—	—
Net income(loss)	$(4,059)	$(18,947)	$(63,157)	$5,876	$15,524	4,869	$2,382	13,385
Preferred stock dividends and accretion to redemption value						(8,410)		(6,028)
Net income (loss) applicable to common stockholders						$(3,541)		$7,357
Earnings (Loss) Per Share Data:
Basic and diluted income (loss) per share applicable to common stockholders	$—	$—	$—	$—	$—	$(35.41)	$—	$73.57
Weighted average common shares outstanding:
Basic and diluted	—	—	—	—	—	100,000	—	100,000
Balance Sheet Data (end of period):
Cash and cash equivalents	$(887)	$1,939	$1,420	$3,161		$17,668	$6,105	$25,738
Accounts receivable, net	82,230	63,365	44,955	37,593		35,014	45,466	39,862
Leasing equipment, net	1,408,380	1,274,168	1,093,233	977,022		1,103,423	1,076,063	1,088,720
Total assets	1,569,157	1,399,609	1,179,283	1,053,990		1,320,883	1,171,505	1,347,036
Total debt	890,908	752,725	667,574	614,242		1,072,000	691,329	1,027,000
Redeemable preferred stock						203,738		209,766
Redeemable common stock						3		3
Owners' net investment/stockholders' equity (deficit)	195,106	173,829	111,522	100,998		(3,427)	106,664	3,921
Other Financial Data:
Capital expenditures		$76,023	$77,645	$94,822	$256,882	$29,775	$159,676	$53,529
Container sales proceeds		33,148	34,486	46,771	50,741	10,111	18,916	43,463

Selected Fleet Data(1):
Dry container units(2)	621,307	605,309	581,885	548,401	540,428	538,390	555,837	532,029
Refrigerated container units(2)	38,770	37,346	35,840	35,830	35,706	35,851	38,524	35,623
Special container units(2)	61,388	58,677	56,356	52,903	47,363	46,797	51,207	45,672
Total container units(2)	721,465	701,332	674,081	637,134	623,497	621,038	645,568	613,324
Total containers in TEU(2)	1,100,744	1,082,100	1,053,183	1,001,368	995,335	994,891	1,015,028	981,900
Average utilization %	77.5%	74.2%	79.4%	87.2%	92.7%	94.4%	89.8%	92.8%

(1)	Includes our operating fleet (which is comprised of our owned and managed fleet) plus certain other units including finance leases.

(2)	Calculated as of the end of the relevant period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated and combined financial condition and results of operations of TAL International Group, Inc. and its subsidiaries should be read in conjunction with related consolidated and combined financial data and our annual audited consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" and "Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our Company

We were formed in 1963 and are one of the world's largest and oldest lessors of intermodal freight containers. Intermodal freight containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal freight containers are the primary means by which many goods and materials are shipped internationally. According to Drewry, the worldwide container shipping industry is a $148.7 billion industry, as measured by the gross revenues of shipping lines, in which volume has grown at a CAGR of 9.0% from 1980 to 2004.

Our operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers. According to Containerisation International, we are the world's third largest lessor of intermodal containers as measured by fleet size, with an approximately 11% market share of the world's leased container fleet. As of March 31, 2005, our fleet included approximately 613,324 containers (with approximately 82,031 containers under management for third parties), representing approximately one million twenty-foot equivalent units (TEU). We also believe that we are the world's largest seller of used containers. We have an extensive global presence, offering leasing services through 19 offices in 12 countries and approximately 190 third party container depot facilities in 39 countries as of May 31, 2005. Our customers are among the world's largest shipping lines and include, among others, APL-NOL, CMA-CGM, CP Ships, Hanjin Shipping, Maersk-Sealand, Mediterranean Shipping Company and NYK Line.

We generated total revenues, Adjusted EBITDA and net income of $         million, $         million and $         million, respectively, for fiscal 2004 on a pro forma basis, and $         million, $         million and $         million, respectively, for the three months ended March 31, 2005 on a pro forma basis. We had total assets of $1,320.9 million at December 31, 2004 and $1,347.0 million at March 31, 2005.

We lease three principal types of containers: (1) dry freight containers, which are used for general cargo such as manufactured component parts, consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, and (3) special containers, which are used for heavy and oversized cargo such as marble slabs, building products and machinery. As of March 31, 2005, dry, refrigerated and special containers represented 87%, 6% and 7% of our fleet on a unit basis, respectively. For the fiscal year 2004, dry, refrigerated and special containers represented 60%, 30% and 10% of our leasing revenues, respectively, and for the three months ended March 31, 2005, dry, refrigerated and special containers represented 59%, 30% and 11% of our leasing revenues, respectively.

We lease our containers on a per diem basis to our customers under three types of leases: long-term leases, service leases and finance leases. Long-term leases, typically with terms of three to eight years, provide us with predictable cash flow and low transaction costs by requiring customers to maintain specific containers on-hire for the duration of the lease. Service leases command a premium per diem rate in exchange for providing customers with a greater level of operational flexibility by allowing the pick-up and drop-off of containers during the lease term. Finance leases, which are typically structured as full payout leases, provide for a predictable recurring revenue stream with the lowest daily cost to the customer because customers are generally required to retain the container for the duration of its useful life. In each case, our leases require lessees to maintain the containers in good operating condition, defend and indemnify us from liabilities relating to the containers' contents and handling and return the containers to specified drop-off locations. As of March 31, 2005, 92% of our containers were on-hire to customers, with 62% of our containers on long-term leases, 28% on service leases or long-term leases, whose fixed terms have expired but for which the related units remain on-hire and for which we continue to receive rental payments, and 2% on finance leases. As of March 31, 2005, our long-term leases had an average remaining lease term of 34 months. In addition, less than 7% of our containers were available for lease and less than 2% were available for sale.

Our profitability is primarily determined by the extent to which our leasing and other revenues exceed our ownership, operating, administrative and other expenses. Our profitability has improved significantly in recent years after several difficult years for our industry following the Asia crisis in the late 1990's. Our recent improvements in profitability are attributable mainly to the successful restructuring of our lease portfolio and the significant improvements in our market.

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment trading revenue.

Our leasing revenues are primarily driven by our owned container fleet size, utilization and average rental rates, and fees associated with returned containers. Our owned container fleet size is mainly a function of the size of our historical container investments and the rate and age at which we sell our used containers. From 2002 to 2004, the size of our total container fleet decreased by 7.9% mainly due to restrictions on capital investments placed upon us by our previous parent.

Our container utilization is made up of two components: (a) the portion of our containers on long-term lease and finance lease, and (b) the utilization of our containers not on long-term lease or finance lease. Containers on long-term lease are generally only returned at lease expiration, and containers on finance lease are generally not returned at all, so these containers usually remain on-hire regardless of the level of container demand in the market. Utilization of our units not on long-term lease or finance lease is primarily driven by the level of container demand, the location of our available containers and the quality of our customer relationships. Location of available containers is important since containers available in strong demand locations are more readily leased than containers available in locations where demand is weak. Customer relationships are important to ensure we are aware of our customers' container requirements and to secure bookings when containers are available from multiple sources. From 2002 to 2004, our container utilization increased from 79.4% to 93.0%, which increase was primarily due to the increase in the portion of our units covered by long-term leases, improved contractual drop-off restrictions that reduced the level of container returns in weak markets, and an increase in overall demand for leased containers due to the rapid growth of world containerized trade.

Container leasing rates are typically a function of, among other things, new container prices (which are heavily influenced by steel prices), interest rates, and the container supply and demand balance at a particular time and location. Beginning in 2003, global steel prices and container demand began to increase significantly, resulting in higher new and used container prices and significant increases in new and used container leasing rates. Average leasing rates on an entire portfolio of container leases respond more gradually to changes in new container prices, because lease agreements can only be re-priced upon the expiration of the lease, In addition, the value that lessors receive upon resale of containers is closely related to the cost of new containers.

Fees associated with container returns include drop-off fees and repair and handling re-bills. Drop-off fees are primarily associated with our service leases and are usually charged to customers when units are returned in locations with relatively weak container demand. Service lease drop-off fees have been slightly decreasing over the last few years due to a decrease in the volume of units returned in low demand areas partially offset by an increase in the average drop-off fee charged for such returns. Repair and handling fees primarily represent a pass through of damage and handling expenses incurred by us when containers are returned off lease.

The fees we receive for managing containers for third-party investors are a function of our managed container fleet size, the level of commissions we charge for managing containers and the operating performance of our managed fleet of containers. Equipment trading revenue is driven by the number of third-party containers we purchase and sell and the size of our average resale margin.

Our major expenses can be categorized in terms of ownership expenses, direct operating expenses and administrative expenses.

Ownership expenses are comprised of depreciation and amortization, interest expense and equipment rental expense. Our ownership expenses are primarily driven by the size of our container fleet, the price we pay for our containers, our depreciation policies and the cost of our debt. Our ownership expenses decreased by 8% from 2002 to 2004 due to a reduction in our owned container fleet size and the purchase of 67,251 units we previously leased-in under an operating lease. However, our ownership expense has increased since November 2004 due to the higher debt amount and higher interest rates we have experienced after the Acquisition.

Direct operating expenses primarily include container storage, repair, repositioning and handling costs, and is driven mainly by the portion of our containers that are not on-hire to customers and the rate at which containers are dropped-off and picked-up by our customers. Our direct operating expense has decreased significantly in recent years as our utilization has increased and as the rate of container drop-offs and pick-ups has slowed due to the increased percentage of our units on long-term lease and tighter return restrictions imposed by our leases.

Our provision for doubtful accounts is driven by the financial health of our customer base, and our collections and repossession success. Bad debt expense has been low for a number of years due to a low default rate and generally successful repossession and remarketing of containers in default situations.

Losses (gains) on the sale of used containers are driven by the number of used containers we sell, the price we receive for our used containers, and the age and net book value of the containers that are sold. From 2000 to 2003, we incurred large losses on container disposals as we elected to sell containers at low prices that had become stranded in the aftermath of the Asia crisis in areas with weak demand and high positioning cost, such as the East Coast and interior of the United States. Since late 2003, our disposal results have improved significantly due to much higher sale prices for our used containers. These higher sale prices have been supported by the successful clearing of our stranded inventory and a significant increase in the price of new containers.

Our administrative expenses reflect the cost of our sales, operations, management and technology infrastructures. Since our systems could handle significantly more units than they do today and since we do not expect our customer or container depot networks to require significant expansion if we increase our fleet size, we believe that we could increase our container fleet and revenues without significantly increasing administrative expenses.

Our profitability is primarily determined by the extent to which our leasing and other revenues exceed our ownership, operating, administrative and other expenses. Our profitability has improved significantly in recent years after a difficult period for our industry following the Asia crisis in the late 1990's. Between 1999 and 2002, our profitability was negatively impacted by falling average rental rates, low utilization and high direct operating costs caused by low new container prices and the development of a persistent East/West trade imbalance. New container prices fell during the late 1990's due to falling steel prices and the shift of container production from South Korea and Taiwan to lower labor cost areas in mainland China. The drop in new container prices caused our average lease rates to decline from the mid 1990's to 2003 as containers were added to our fleet at lower price and lease rate levels and as existing leases expired and were renegotiated downward.

A large East/West trade imbalance emerged in the aftermath of the Asia crisis due to Asian currency devaluations, shrinking domestic demand in many Asian countries and other economic factors. As a result of the trade imbalance, shipping lines sought to reduce their empty container positioning costs by returning leased containers to North America and Europe. As a result, large idle container inventories built up for most leasing companies because, at the time, lease contracts were generally not structured to prevent containers from being returned in large quantities outside of Asia. Such large idle inventories in locations with weak export markets led to low utilization, large losses on container disposals and high storage and empty container repositioning costs for the container leasing industry.

Over the last few years, our profitability has improved significantly due to successful lease restructuring, stronger demand for containers, increasing new container prices and leasing rates, and increasing sale prices for used containers. In the aftermath of the Asia crisis, we embarked on a program to reduce logistical and utilization risk by increasing the percentage of our containers on long-term lease and restricting the ability of our customers to return containers outside of high demand locations. The success of this lease restructuring program is illustrated by our operating statistics. From December 31, 2000 to December 31, 2004, the portion of our containers on long-term lease or finance lease increased from 48% to 66%, the annual number of dry containers returned to North America and Europe from service leases fell by 63%, the number of idle dry containers available for lease fell by 81% and our empty container positioning cost fell by 79%. During the last few years, we have also benefited from strong trade growth and strong leased container demand. Clarkson estimates that container liftings increased at an average annual rate of 11.9% from 2002 to 2004. Due to strong underlying container demand and our successful lease restructuring, our average container utilization increased from 79.4% in 2002 to 92.8% for the quarter ending March 31, 2005.

Since late 2003, we have also benefited from increasing new container prices, market lease rates and sale prices for our used containers. From 2003 to 2004, the price of new dry containers increased by over 50% and market lease rates for new containers increased by a corresponding level. The average lease rate in our portfolio has begun to increase gradually as new containers are added to our fleet and as existing leases expire and are renegotiated. In addition, our average used dry container sale prices increased by 54% from 2002 to 2004 due to higher prices for new containers and strong container demand.

Our successful lease restructuring initiatives and improved utilization, coupled with increasing new container prices and increasing used container sale prices, have transformed our financial performance over the last three years. Our average daily container yield (average utilization times average daily rate) increased by 7% from 2002 to 2004, while container operating expenses as a percentage of our total revenues dropped from 16.3% of total revenues in 2002 to 8.8% of total revenues in 2004 and net loss (gain) on sale of leasing equipment improved from a loss equal to 17% of our total revenues in 2002 to a gain equal to 1% of our total revenues in 2004.

Our performance in the first quarter of 2005 continues to reflect the benefits of our lease restructuring and improvements in our market. New and used dry container prices remain high and our operating costs remain low. However, utilization, particularly for dry containers, is operating slightly below our average level for 2004 due to our increased buying of new containers and a build-up of container inventories in Asia by leasing companies and shipping lines.

Basis of Presentation

TAL International Group was formed on October 26, 2004 in connection with the Acquisition, which is described under the heading "Prospectus Summary—The Acquisition" elsewhere in this prospectus, and had no prior independent operations. Consequently, the combined consolidated statement of operations data for the fiscal years ended December 31, 2002 and 2003, for the ten months ended October 31, 2004 and for the fiscal quarter ended March 31, 2004 were derived from the Predecessor's audited and unaudited combined consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. The consolidated statement of operations data for the two months ended December 31, 2004 and for the quarter ended March 31, 2005 were derived from our audited and unaudited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. The combined statement of operations data for the year ended December 31, 2004 were derived from our and the Predecessor's audited financial statements and related notes thereto appearing elsewhere in this prospectus. The results for the combined year ended December 31, 2004 combine the results of the Predecessor for the ten months ended October 31, 2004 with the results of the Successor for the two months ended December 31, 2004 by mathematical addition and do not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

The Predecessor's combined consolidated financial statements include the financial data of Trans Ocean and certain operations of TAL International Corporation on a combined basis.

The financial statements for periods prior to November 1, 2004 have been prepared using Trans Ocean's and TAL International Corporation's historical basis in the assets and liabilities presented as of the dates specified therein and the historical results of operations for such periods. The financial statements for periods subsequent to November 1, 2004 have been prepared using our basis in the assets and liabilities, as adjusted pursuant to the terms of the Acquisition. Our basis in our assets and liabilities was determined by applying the purchase method of accounting to the Acquisition, and the asset and liabilities were adjusted, or "stepped up," to their estimated fair market value. The consolidated financial statement data included in this prospectus may not necessarily reflect our consolidated and combined financial position, operating results, changes in stockholders' equity and cash flows in the future or what would have been had we been a separate stand-alone entity during the periods preceding November 1, 2004.

Results of Operations

The following table summarizes our results of operations for the year ended December 31, 2002, the year ended December 31, 2003, the ten months ended October 31, 2004, the two months ended December 31, 2004, the combined year ended December 31, 2004, the three months ended March 31, 2004 and the three months ended March 31, 2005 in dollars and as a percentage of total revenues for the periods presented.

	Predecessor						Predecessor		Successor
	Year Ended December 31,				Combined Year Ended December 31, 2004(a)		Three Months Ended March 31,
	2002		2003				2004		2005
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(dollars in thousands)
Leasing revenues	$303,786	92.6%	$301,352	92.4%	$290,935	93.0%	$73,331	93.2%	$71,991	92.9%
Management fee income	5,927	1.8	6,612	2.0	7,117	2.3	2,046	2.6	1,996	2.6
Equipment trading revenue	15,893	4.9	15,235	4.7	11,354	3.6	2,155	2.7	2,508	3.2
Other revenues	2,395	0.7	2,823	0.9	3,564	1.1	1,193	1.5	1,037	1.3
Total revenues	328,001	100.0	326,022	100.0	312,970	100.0	78,725	100.0	77,532	100.0
Equipment trading expenses	12,937	3.9	12,822	3.9	8,405	2.7	1,625	2.1	2,065	2.7
Direct operating expenses	53,595	16.3	37,268	11.4	27,415	8.8	5,074	6.4	6,870	8.9
Administrative expenses	33,383	10.2	38,404	11.8	35,433	11.3	8,481	10.8	9,709	12.5
Depreciation and amortization	150,256	45.8	134,985	41.4	139,218	44.5	35,618	45.2	29,285	37.8
Equipment rental expense	37,307	11.4	36,264	11.1	5,482	1.8	1,435	1.8	247	0.3
Provision for doubtful accounts (reversal)	(322)	(0.1)	(33)	0.0	525	0.2	163	0.2	(225)	(0.3)
Net loss (gain) on sale of leasing equipment	55,782	17.0	35,940	11.0	3,199	1.0	5,098	6.5	(4,375)	(5.6)
Interest and debt expense	25,063	7.6	23,756	7.3	35,366	11.3	6,887	8.7	21,114	27.2
Unrealized (gain) on interest rate swaps	—	0.0	—	0.0	(2,432)	(0.8)	—	0.0	(10,060)	(13.0)
Other parent company charges and management fees	3,563	1.1	—	0.0	28,360	9.1	10,635	13.5	1,626	2.1
Income tax (benefit) expense	(15,783)	(4.8)	740	0.2	11,606	3.7	1,327	1.7	7,891	10.2
Income (loss) before cumulative effect of accounting change	(27,780)	(8.5)	5,876	1.8	20,393	6.5	2,382	3.0	13,385	17.3
Cumulative effect of accounting change	(35,377)	(10.8)	—	0.0	—	0.0	—	0.0	—	0.0
Net income (loss)	$(63,157)	(19.3)%	$5,876	1.8%	$20,393	6.5%	$2,382	3.0%	$13,385	17.3%

(a)	The results for the combined year ended December 31, 2004 combine the results of the Predecessor for the ten months ended October 31, 2004 with the results of the Successor for the two months ended December 31, 2004 by mathematical addition and do not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

The following table shows information related to our fleet as of the end of the periods presented.

	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Three Months Ended March 31, 2004	Three Months Ended March 31, 2005
Dry container units	581,885	548,401	529,202	541,815	516,438
Refrigerated container units	35,840	35,830	34,738	35,181	34,382
Special container units	56,356	52,903	46,797	51,205	45,113
Finance lease and other leasing units	—	—	10,301	17,367	17,391
Total fleet units	674,081	637,134	621,038	645,568	613,324
Total owned units(1)	580,337	550,219	541,470	560,429	531,293
Total managed units	93,744	86,915	79,568	85,139	82,031
Total containers in TEU	1,053,183	1,001,368	994,891	1,015,028	981,900
Average utilization %(2)	79.4%	87.2%	93.0%	89.8%	92.8%

(1)	In 2002 and 2003, total owned units includes certain leased-in units, which are currently owned by us.

(2)	For the relevant period.

Comparison of Three Months Ended March 31, 2005 to Three Months Ended March 31, 2004.

Revenues.    Total revenues were $77.5 million for the three months ended March 31, 2005 compared to $78.7 million for the three months ended March 31, 2004, a decrease of $1.2 million or 1.5%. The decrease was primarily due to a 5% decline in fleet size and a decline in the per diem rates in our special and refrigerated containers, which was partially offset by improving per diem rates in dry containers.

Equipment trading expenses.    Equipment trading expenses were $2.1 million for the three months ended March 31, 2005 compared to $1.6 million for the three months ended March 31, 2004, an increase of $0.5 million or 31.3%, resulting from more units sold and an increase in the carrying value of certain units due to purchase accounting associated with the Acquisition.

Direct operating expenses.    Direct operating expenses were $6.9 million for the three months ended March 31, 2005 compared to $5.1 million for the three months ended March 31, 2004 an increase of $1.8 million or 35.3%. During the first three months ended March 31, 2004, we recovered units on lease from a non-performing customer, previously provided for under our allowance policy. This recovery resulted in a reversal of the provision of $1.8 million in the first quarter of 2004.

Administrative expenses.    Administrative expenses were $9.7 million for the three months ended March 31, 2005 compared to $8.5 million for the three months ended March 31, 2004, an increase of $1.2 million or 14.1%. The increase was primarily due to higher compensation costs.

Depreciation and amortization.    Depreciation and amortization was $29.3 million for the three months ended March 31, 2005 compared to $35.6 million for the three months ended March 31, 2004, a decrease of $6.3 million or 17.7%. The decrease was primarily due to purchase accounting. Under purchase accounting each unit was assigned a fair value at the date of the Acquisition. The net book value assigned to the fleet under purchase accounting was $1,101.2 million, as compared to the net book value of acquired fleet of $1,057.8 million, an increase of $43.4 million or 4.1%. However, the allocation of values to the specific units had the effect of increasing values of the younger containers, while decreasing values of the older containers. Since the younger containers have a longer remaining depreciable life, this shift in value resulted in lower overall depreciation.

Equipment rental expense.    Equipment rental expense was $0.2 million for the three months ended March 31, 2005 compared to $1.4 million for the three months ended March 31, 2004, a decrease of $1.2 million or 85.7%. The decrease was primarily due to the purchase of equipment in the first quarter of 2005 that was previously leased-in under operating leases.

Provision for doubtful accounts (reversal).    Provision for doubtful accounts was a reversal of $0.2 million for the three months ended March 31, 2005 compared to expense of $0.2 million for the three months ended March 31, 2004.

Net loss (gain) on sale of leasing equipment.    Gain on sale of leasing equipment was $4.4 million for the three months ended March 31, 2005 compared to a loss of $5.1 million for the three months ended March 31, 2004, an increase of $9.5 million. The increase was primarily due to increased selling prices for our used containers.

Interest and debt expense.    Interest and debt expense was $21.1 million for the three months ended March 31, 2005 compared to $6.9 million for the three months ended March 31, 2004, an increase of $14.2 million or 205.8%. The increase was primarily due to a different capital structure resulting from the Acquisition, which resulted in increased levels of debt and a higher effective interest rate.

Unrealized (gain) on interest rate swaps.    Unrealized (gain) on interest rate swaps was $10.1 million for the three months ended March 31, 2005 compared to zero for the three months ended March 31, 2004. We entered into interest rate swap agreements on December 14, 2004 to fix the floating interest rate on our senior secured credit facility. The interest rate swaps were accounted for on a mark-to- market basis and their fair value was approximately $12.5 million at March 31, 2005 due to an increase in interest rates.

Other parent company charges and management fees.    Other parent company charges and management fees were $1.6 million for the three months ended March 31, 2005 compared to $10.6 million for the three months ended March 31, 2004. During the first three months of 2004, our former parent paid $9.0 million of incentive and other management compensation to certain of our employees and allocated $1.6 million of certain overhead costs for services such as legal, human resources, finance and certain information technology functions. The payment for incentive and management compensation was the result of a retention and incentive program established by our former parent and was triggered in January 2004 by the sale of other businesses by our former parent. In the first three months of 2005, we recorded an expense of $1.6 million of management fees payable under certain management agreements. See "Certain Relationships and Related Party Transactions— Management Agreements."

Income tax (benefit) expense.    Income tax expense was $7.9 million for the three months ended March 31, 2005 compared to $1.3 million for the three months ended March 31, 2004, and the effective tax rates for the periods were 37.1% and 35.8%, respectively. In conjunction with the Acquisition, both the seller and the purchaser elected to have the provisions of Internal Revenue Code Section 338(h)(10) apply to the sale, resulting in the transaction being treated as a taxable asset sale for U.S. federal income tax purposes. As a result of this election, the tax basis of the Company's assets was adjusted to fair market value for U.S. federal income tax purposes, resulting in the elimination of the net deferred U.S. federal income tax liability balance that existed immediately prior to the sale. As a result, we do not expect to pay U.S. federal income taxes for the foreseeable future although we will be recording income for tax expense.

Net income.    Net income was $13.4 million for the three months ended March 31, 2005 compared to $2.4 million for the three months ended March 31, 2004, an increase of $11.0 million or 458.3%. The increase in net income was due to all of the factors discussed above.

Comparison of Year Ended December 31, 2004 (Combined) to Year Ended December 31, 2003

Revenues.    Total revenues were $313.0 million for 2004 compared to $326.0 million for 2003, a decrease of $13.0 million or 4.0%. The decrease was primarily due to a smaller fleet size and a decline in the per diem rates in our special and refrigerated containers, and was partially offset by improving utilization in dry and special containers. In addition, equipment trading revenue declined by $3.9 million due to fewer third party units sold.

Equipment trading expenses.    Equipment trading expenses were $8.4 million for 2004 compared to $12.8 million for 2003, a decrease of $4.4 million or 34.4%. The decrease was due to our having sold fewer units.

Direct operating expenses.    Direct operating expenses were $27.4 million for 2004 compared to $37.3 million for 2003, a decrease of $9.9 million or 26.5%. This decrease resulted mainly from lower storage, positioning and repair expenses primarily related to increased utilization of our containers.

Administrative expenses.    Administrative expenses were $35.4 million for 2004 compared to $38.4 million for 2003, a decrease of $3.0 million or 7.8%. The decrease was primarily due to a decrease in allocated costs in 2004 from our former parent.

Depreciation and amortization.    Depreciation and amortization was $139.2 million for 2004 compared to $135.0 million for 2003, an increase of $4.2 million or 3.1%. Depreciation increased by $14.9 million due to the purchase of 67,251 containers for a purchase price of $150.7 million that we had formerly leased-in on an operating lease. This increase was partially offset by a decrease in the overall size of our fleet.

Equipment rental expense.    Equipment rental expense was $5.5 million for 2004 compared to $36.3 million for 2003, a decrease of $30.8 million or 84.8%. On January 2, 2004, we elected to exercise a purchase option for 67,251 containers leased-in on an operating lease for an aggregate purchase price of $150.7 million. The purchase of these leased-in containers reduced equipment rental expense by $30.2 million.

Provision for doubtful accounts.    Provision for doubtful accounts was $0.5 million for 2004 compared to zero for 2003.

Net loss (gain) on sale of leasing equipment.    Loss on sale of leasing equipment was $3.2 million for 2004 compared to a loss of $35.9 million for 2003, a decrease of $32.7 million or 91.1%. The improvement was primarily the result of higher sale prices achieved in 2004. Sale prices have improved steadily since the middle of 2003 due to strong container demand and an increase in new container prices.

Interest and debt expense.    Interest and debt expense was $35.4 million for 2004 compared to $23.8 million for 2003, an increase of $11.6 million or 48.7%. This increase was primarily attributable to the increase in debt and interest rates associated with the Acquisition on November 4, 2004. The purchase for $150.7 million of the 67,251 units of containers, previously leased-in on an operating lease, also contributed to the increase in interest and debt expense due to higher debt incurred to fund the purchase.

Unrealized (gain) on interest rate swaps.    Unrealized gain on interest rate swaps was $2.4 million for 2004 compared to zero for 2003. We entered into interest rate swap agreements on December 14, 2004 to fix the floating interest rate on our senior secured credit facility. The interest rate swaps were accounted for on a mark-to-market basis and their fair value was approximately $2.4 million at December 31, 2004.

Other parent company charges and management fees.    Other parent company charges and management fees were $28.4 million for 2004 compared to zero for 2003. During 2004 our former parent paid $27.0 million of incentive, termination and other management compensation to certain of our employees. These payments were the result of retention and incentive program established by our former parent. Additional payments were also triggered by the sale of other businesses owned by our former parent in January 2004 and by the Acquisition.

Income tax (benefit) expense.    Income tax expense was $11.6 million for 2004 compared to $0.7 million in 2003. Our effective tax rate was 36.3% for 2004 compared to 11.2% for 2003. The increase was principally due to a one-time cumulative state tax benefit of $1.6 million realized in the first quarter of 2003 resulting from a reduction in state tax rate. In conjunction with the Acquisition, both the seller and the purchaser elected to have the provisions of Internal Revenue Code Section 338(h)(10) apply to the sale, resulting in the transaction being treated as a taxable asset sale for U.S. federal income tax purposes. As a result of this election, the tax basis of the Company's assets were adjusted to fair market value for U.S. federal income tax purposes, resulting in the elimination of the net deferred U.S. federal income tax liability balance that existed immediately prior to the sale. As a result, we do not expect to pay U.S. federal income taxes for the foreseeable future although we will be recording income tax expense.

Net income.    Net income was $20.4 million for 2004 compared to $5.9 million for 2003, an increase of $14.5 million or 245.8%. The increase in net income was due to all of the factors discussed above.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Revenues.    Total revenues were $326.0 million for 2003 compared to $328.0 for 2002, a decrease of $2.0 million or 0.6%. The decrease was primarily due to a smaller fleet size and a decline in the per diem rates, partially offset by increased utilization for all equipment types.

Equipment trading expenses.    Equipment trading expenses were $12.8 million for 2003 compared to $12.9 million for 2002, a decrease of $0.1 million.

Direct operating expenses.    Direct operating expenses were $37.3 million for 2003 compared to $53.6 million for 2002, a decrease of $16.3 million or 30.4%. This decrease resulted mainly from lower storage, repositioning and repair expenses primarily related to increased utilization of our containers.

Administrative expenses.    Administrative expenses were $38.4 million for 2003 compared to $33.4 million for 2002, an increase of $5.0 million or 15.0%. This was primarily due to an increase in management incentive payments of $2.5 million, an increase in pension costs of $1.0 million and an increase in salary expenses and related taxes of $1.5 million.

Depreciation and amortization.    Depreciation and amortization was $135.0 million for 2003 compared to $150.3 million for 2002, a decrease of $15.3 million or 10.2%. This decrease was primarily due to a reduced fleet size in 2003 compared to 2002.

Equipment rental expense.    Equipment rental expense was $36.3 million for 2003 compared to $37.3 million for 2002, a decrease of $1.0 million or 2.7%. This decrease primarily resulted from a reduction in the number of units leased-in on operating leases.

Provision for doubtful accounts (reversal).    Provision for doubtful accounts was zero for 2003 compared to income of $0.3 million for 2002.

Net loss (gain) on sale of leasing equipment.    Loss on sale of leasing equipment was $35.9 million for 2003 compared to a loss of $55.8 million for 2002, a decrease of $19.9 million. During 2002 and 2003 a significant effort was made to dispose of units trapped in non-demand locations. During 2002 we experienced a larger per unit loss due to lower average selling prices and high per unit net book values.

Interest and debt expense.    Interest and debt expense was $23.8 million for 2003 compared to $25.1 million for 2002, a decrease of $1.3 million or 5.2%. This decrease was primarily attributable to the decrease in debt associated with a smaller fleet size.

Other parent company charges and management fees.    Other parent company charges and management fees were zero for 2003 compared to $3.6 million in 2002. Our former parent paid $3.6 million of incentive and other management compensation to certain of our employees. The payment was the result of a retention and incentive program established by our former parent.

Income tax (benefit) expense.    Income tax expense was $0.7 million for 2003 resulting in an effective tax rate of 11.2%, compared to an income tax benefit of $15.8 million and an effective tax rate of 36.2% for 2002. The increase in income tax expense was principally due to an increase of income before income taxes of $50.2 million in 2003, partially offset by a one-time cumulative state tax benefit of $1.6 million realized in the first quarter of 2003 resulting from a reduction in state tax rates.

Cumulative effect of accounting change.    A cumulative effect of accounting change was recorded in 2002 of $35.4 million compared to zero in 2003. This was due to the write down of goodwill upon the required adoption of a new accounting standard.

Net income (loss).     Net income was $5.9 million for 2003 compared to a net loss of $63.2 million in 2002, an increase of $69.1 million. The increase in net income was due primarily to all of the factors discussed above.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows generated from operations and borrowings under our senior secured credit facility. Our cash will be used to finance capital expenditures, provide working capital and meet debt service requirements. We believe that cash from operations and existing cash, together with available borrowings under our existing senior secured credit facility and our anticipated available borrowings under our new senior secured credit facility and our new asset securitization facility will be sufficient to meet our liquidity requirements for at least the next twelve months. Our future operating performance and ability to extend or refinance our indebtedness will be dependent on future economic conditions and financial, business and other factors that are beyond our control. See "Risk Factors."

Historically, our primary funding source has been cash provided by operations and cash from the sale of our owned used containers. Prior to the Acquisition, we had the ability to borrow from our former parent. As a result of the Acquisition and Related Transactions, however, our capital structure changed, and we are now dependent on third parties for financing. Our current capital structure includes an $875 million senior secured credit facility, which we refer to as our existing senior secured credit facility, and a $275 million senior unsecured credit agreement with an affiliate of our former parent, which we refer to as our existing senior unsecured credit agreement. We anticipate that our existing senior secured credit facility and our existing senior unsecured credit agreement will be refinanced prior to or in connection with this offering. See "New Credit Facilities."

Existing Credit Facilities

Existing Senior Secured Credit Facility

In connection with the Acquisition, Trans Ocean, TAL International Corporation and Trans Ocean Container Corporation, collectively, the borrowers, entered into a senior secured credit facility. Under this facility, the borrowers are permitted to obtain loans of up to an aggregate maximum principal amount of $875.0 million on a revolving basis, subject to a borrowing capacity limitation, until November 3, 2006, after which date the aggregate principal amount of revolving loans then outstanding will be converted into term loans and all borrowing availability under this facility will cease. This facility is secured by a first priority lien on substantially all of the borrowers' assets, other than real property interests and certain other specified assets. The final maturity date of this facility is January 18, 2012.

The borrowing capacity under this facility is based upon a decreasing advance rate percentage of the net book values of certain eligible containers. With respect to the eligible containers owned by the borrowers at the time of the Acquisition, the applicable decreasing advance rate percentage was initially 76.5%, which advance rate percentage decreases by 1% for each full calendar quarter that shall have elapsed since the date of the Acquisition. With respect to eligible containers acquired by the borrowers since the Acquisition, the applicable decreasing advance rate percentage is 80% until November 3, 2006, at which time the advance rate percentage decreases by 1% for each full calendar quarter that shall have elapsed since such date. The portion of the outstanding principal amount of the loans, if any, payable on any payment date is equal to the amount by which the principal amount of the loans then outstanding exceeds the borrowers' then effective borrowing capacity, after taking into account any decrease to the borrowers' borrowing capacity resulting from a reduction in the applicable decreasing advance rate percentages as discussed above.

The loans under this facility bear interest at either the LIBOR rate plus 2.75% per annum or, in a limited set of circumstances, the higher of Citibank N.A.'s prime rate plus 1.5% or the federal funds rate plus 2%. The applicable interest rate will increase by 0.5% in the event that we do not refinance this facility in full by April 30, 2006. As of March 31, 2005, the applicable interest rate under this facility was 5.28%. Principal, interest and fees payable under the facility are due on the eighteenth business day of each calendar quarter.

The facility includes a financial covenant to maintain, commencing with the fiscal quarter ending December 31, 2005, a Consolidated EBIT to Consolidated Cash Interest Expense Ratio, as defined in the credit agreement governing this facility, of at least 1.00 to 1.00, as well as restrictions on incurring indebtedness or liens, paying dividends and other restricted payments, the making of certain investments and certain other matters.

Existing Senior Unsecured Credit Agreement

In connection with the Acquisition, we entered into a senior unsecured credit agreement with an affiliate of our former parent which provided for a $275.0 million term loan facility with a final maturity of November 2, 2014. This credit facility bears interest at an interest rate which increases by 0.25% per annum each 90-day period following the Acquisition, up to a maximum interest rate of 11.5% per annum. As of March 31, 2005, the interest rate under this facility was 9.0%. Accrued interest on this facility is payable in arrears on each April 15 and October 15 of each year. In addition to customary events of default, this facility contains covenants including restrictions on incurring indebtedness or liens, paying dividends and other restricted payments, the making of certain investments and certain other matters.

In the event that we do not prepay the entire outstanding principal amount of the loans under this facility on or prior to November 3, 2005, we may be required to enter into a new indenture and issue a new class of notes in exchange for all of the outstanding loans under this facility. The new indenture and the new notes will have substantially the same terms as the facility, but will additionally provide the holders of such new notes certain registration rights requiring us to file, and cause to become effective, a registration statement under the Securities Act of 1933 which provides for an offer to the holders of the new notes to exchange such new notes for a like principal amount of debt securities which will be identical in all material respects to the new notes but which shall have been registered pursuant to an effective registration statement under the Securities Act of 1933.

In connection with the Acquisition and our entry into this facility, we entered into an agreement with our former parent pursuant to which we deposited $6.0 million into an escrow account. Pursuant to this agreement, this amount is to be distributed to our former parent and/or us, depending on when certain amounts outstanding under the facility are repaid by us or transferred by the lender. As of June 20, 2005, $3.0 million dollars of the escrowed amount has already been disbursed to our former parent. In the event that no portion of the outstanding loans under this facility is repaid by us or transferred by the lender on or prior to the last day of the months of June, July and August of 2005, the remaining $3.0 million will be disbursed to our former parent in monthly installments of $1.0 million. In the event that all or a portion of the outstanding loans under this facility is repaid by us or transferred by the lender on or prior to the last day of such months, a portion of the remaining funds in escrow will be disbursed to us, which portion will be determined by reference to the portion of the original principal amount of the loans under this facility that is so repaid or transferred.

New Credit Facilities

Prior to the closing of this offering, we intend to enter into a new asset securitization facility and a new senior secured credit facility, the proceeds of which we intend to use to repay the entire outstanding principal amount under our existing senior secured credit facility and a portion of the outstanding principal amount under our existing senior unsecured credit agreement.

New Asset Securitization Facility

Prior to the closing of this offering, we intend to enter into a new asset securitization facility pursuant to which one or more of our operating subsidiaries will sell certain eligible containers, together with the related leases, to a newly created special purpose entity (the SPE) whose sole business activity is to issue asset backed notes under our new asset securitization facility. We anticipate that the SPE will initially issue two series of asset backed notes, the Series 2005-1 Notes and the Series 2005-2 Notes. Our new asset securitization facility will be secured by a first priority lien on substantially all of the SPE's assets. We anticipate that the initial sales proceeds to our subsidiaries from the sale of the eligible containers to the SPE will be approximately $       million. The leasing business related to the eligible containers transferred to the SPE will be managed by TAL International Corporation and, in connection with its role as manager, TAL International Corporation will receive management fees equal to 12% of the net cash receipts (after direct operating expenses) of the SPE together with disposition fees equal to 5% of the sales and casualty proceeds in respect of any of the SPE's containers.

Series 2005-1 Notes.    The SPE will initially issue the Series 2005-1 Notes with an initial maximum aggregate principal amount of $775.0 million, which maximum aggregate amount will increase to $875.0 million upon the consummation of this offering. The Series 2005-1 Notes will initially have a three year revolving period and the SPE's borrowing capacity thereunder will be determined by reference to a variable advance rate percentage of the net book values of the SPE's eligible containers, subject to certain adjustments. We anticipate that such variable advance rate percentage will initially equal 80% for the period prior to the consummation of this offering. We further anticipate that, upon the consummation of this offering, such variable advance rate percentage will increase to 82%. Upon the issuance of the Series 2005-2 Notes, the proceeds of which will be used to refinance a portion of the outstanding Series 2005-1 Notes, the maximum aggregate principal amount of the Series 2005-1 Notes will be reduced to $300.0 million and the revolving period for the Series 2005-1 Notes will be decreased to a 364-day period.

We anticipate that the Series 2005-1 Notes will initially bear interest at the LIBOR rate plus     % per annum during the period prior to the consummation of this offering. We further anticipate that, upon the consummation of this offering, the interest rate on the Series 2005-1 Notes will initially decrease to     % per annum for the first two year period following this offering, and shall then increase to     % per annum thereafter. Upon the occurrence of certain early amortization events, the applicable interest rate will increase by     %. Additionally, prior to the issuance of the Series 2005-1 Notes, we anticipate that the SPE will be obligated to pay a commitment fee equal to     % per annum on any unused portion of the maximum Series 2005-1 Note commitment amount, which commitment fee will, upon the issuance of the Series 2005-2 Notes, decrease to between     % to     %, depending upon whether an insurer is engaged to insure the indebtedness. We anticipate that, prior to the issuance of the Series 2005-2 Notes, accrued interest and fees and a portion of the outstanding principal amount of the Series 2005-1 Notes, together with certain other amounts, will be payable on a quarterly basis, with the portion of the outstanding principal amount of the Series 2005-1 Notes, if any, payable on any such payment date to be equal to the amount by which the principal amount of the Series 2005-1 Notes then outstanding exceeds the SPE's then effective borrowing capacity. Following the issuance of the Series 2005-2 Notes, we anticipate that such amounts will be payable monthly.

Series 2005-2 Notes.    After the issuance of the Series 2005-1 Notes, we anticipate that the SPE will issue Series 2005-2 Notes pursuant to a rated public securitization, the proceeds of which will be used to refinance a portion of the outstanding Series 2005-1 Notes. We anticipate that the SPE will initially issue Series 2005-2 Notes with an initial maximum aggregate principal amount of $875.0 million. The Series 2005-2 Notes will have a one year revolving period, followed by a nine year term loan amortization period, and the SPE's borrowing capacity thereunder will be determined by reference to a advance rate percentage of the net book values of the SPE's eligible containers. We anticipate that such variable advance rate percentage will initially equal 82%. We anticipate that the Series 2005-2 Notes will bear interest at approximately the LIBOR rate plus     % per annum. We anticipate that accrued interest and fees and a portion of the outstanding principal amount of the Series 2005-2 Notes, together with certain other amounts, will be payable on a monthly basis, with the portion of the outstanding principal amount of the Series 2005-2 Notes, if any, payable on any such payment date to be equal to the amount by which the principal amount of the Series 2005-2 Notes then outstanding exceeds the SPE's then effective borrowing capacity.

In addition to customary events of default and early amortization events, we anticipate that the Series 2005-1 and the Series 2005-2 Notes will contain financial covenants such as requirements that (i) the SPE maintain a consolidated EBIT to consolidated cash interest expense ratio of at least 1.10 to 1.00, (ii) we maintain a consolidated leverage ratio of 4.75 to 1.00 or less following the consummation of this offering, (iii) we maintain a consolidated EBIT to consolidated cash interest expense ratio of at least 1.00 to 1.00 prior to the consummation of this offering and at least 1.10 to 1.00 following the consummation of this offering, and (iv) we maintain a consolidated tangible net worth of at least $     million plus 50% of our cumulative net income following the issuance of the Series 2005-1 Notes plus 100% of the net proceeds of this offering, as well as containing restrictions on incurring indebtedness or liens, paying dividends and other restricted payments, the making of certain investments and certain other matters.

New Senior Secured Credit Facility

Prior to the closing of this offering, one or more of our operating subsidiaries, collectively, the borrowers, intend to enter into a new senior secured credit facility providing for a maximum of $175.0 million in revolving loans. This new facility will be secured by a first priority lien on substantially all of the borrowers' assets, other than real property interests and certain other specified assets.

The borrowers' borrowing capacity under this new facility will be based upon a variable advance rate percentage of the net book values of the borrowers' eligible containers, subject to certain adjustments. We anticipate that such variable advance rate percentage will initially equal 70% for the period prior to the consummation of this offering. We further anticipate that, upon the consummation of this offering, such variable advance rate percentage will increase to 85% and thereafter decrease by 1% for each full calendar year that shall have elapsed since the consummation of this Offering.

We anticipate that the loans under this new facility will bear interest at the LIBOR rate plus     % per annum during the period prior to the consummation of this offering. Following the consummation of this offering, we anticipate that this interest rate will decrease to the LIBOR rate plus     % per annum until such time as the variable advance rate percentage decreases to 82%, at which time the interest rate will be further decreased to the LIBOR rate plus     % per annum. Additionally, we anticipate that the borrowers will be obligated to pay the lenders under this new facility a commitment fee equal to     % per annum on any unused portion of the maximum commitment amount. We anticipate that accrued interest and fees and a portion of the outstanding principal amount of the loans, together with certain other amounts, will be payable on a quarterly basis, with the portion of the outstanding principal amount of the loans, if any, payable on any such payment date to be equal to the amount by which the principal amount of the loans then outstanding exceeds the borrowers' then effective borrowing capacity, after taking into account any adjustment to the borrowers' borrowing capacity as discussed above.

We anticipate that, in addition to customary events of default, this new facility will contain financial covenants such as requirements that (i) we maintain a consolidated leverage ratio of 4.75 to 1.00 or less following the consummation of this offering, (iii) we maintain a consolidated EBIT to consolidated cash interest expense ratio of at least 1.00 to 1.00 prior to the consummation of this offering and at least 1.10 to 1.00 following the consummation of this offering, as well as containing restrictions on incurring indebtedness or liens, paying dividends and other restricted payments, the making of certain investments and certain other matters.

Cash Flow

The following table sets forth certain historical cash flow information for the three years ended December 31, 2004 and the three months ended March 31, 2005.

	Predecessor		Combined Year Ended December 31, 2004(a)	Successor
	Year Ended December 31,			Three Months Ended March 31, 2004	Three Months Ended March 31, 2005
	2002	2003
	(dollars in millions)
Net cash provided by operating activities	$123.1	$123.7	$133.3	$67.6	$65.0
Proceeds from disposition of equipment	34.5	46.8	60.9	18.9	43.5
Acquisition of leasing equipment	(77.6)	(94.8)	(286.7)	(159.7)	(53.5)
Net cash (used in) investing activities	(44.9)	(52.0)	(1,441.9)	(145.0)	(12.0)
Net cash provided by/(used in) financing activities	(78.7)	(69.9)	1,334.4	80.3	(45.0)

(a)	The results for the combined year ended December 31, 2004 combine the results of the Predecessor for the ten months ended October 31, 2004 with the results of the Successor for the two months ended December 31, 2004 by mathematical addition and do not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

Operating Activities

Net cash provided by operating activities decreased $2.6 million to $65.0 million in the three months ended March 31, 2005 compared to $67.6 million in the three months ended March 31, 2004. This decrease was primarily due to additional equipment purchased for resale in the three months ended March 31, 2005 compared to the comparable period of 2004.

Net cash provided by operating activities increased $9.6 million to $133.3 million for the twelve months ended December 31, 2004 compared to $123.7 million for the twelve months ended December 31, 2003. The increase in net cash provided by operating activities was primarily the result of increased net income in fiscal 2004 over fiscal 2003 as previously discussed.

Net cash provided by operating activities increased $0.6 million to $123.7 million for the twelve months ended December 31, 2003 compared to $123.1 million for the twelve months ended December 31, 2002.

Investing Activities

Net cash used in investing activities decreased $133.0 million to $12.0 million in the three months ended March 31, 2005 compared to $145.0 million in the three months ended March 31, 2004. Capital expenditures were $53.5 million for the three months ended March 31, 2005 compared to $159.7 million in the three months ended March 31, 2004. On January 2, 2004, we elected to exercise a purchase option for 67,251 units for $150.7 million that we had formerly leased-in on an operating lease. Excluding this purchase, capital expenditures increased primarily due to an increase in the level of procurement and an increase in new container prices. Sales proceeds from the disposal of equipment increased $24.6 million to $43.5 million in the three months ended March 31, 2005 compared to $18.9 million in the three months ended March 31, 2004. The increase was due to an increase in container sales prices due to market demand and an increase in units sold. Net cash used to originate finance receivables decreased by $2.2 million to $2.0 million for the three months ended March 31, 2004 compared to $4.3 million for the three months ended March 31, 2004.

Net cash used in investing activities increased by $1,389.9 million to $1,441.9 million for the twelve months ended December 31, 2004 compared to $52.0 million for the twelve months ended December 31, 2003. Cash paid to consummate the Acquisition, net of cash acquired was $1,209.2 million for the twelve months ended December 31, 2004. Capital expenditures were $286.7 million for the twelve months ended December 31, 2004 compared to $94.8 million for the twelve months ended December 31, 2003. This increase was the result of an increase in the level of procurement as well as an increase in new container prices. In addition, on January 2, 2004, we elected to exercise our purchase option contained in an operating lease and purchased 67,251 containers for $150.7 million. Sales proceeds from the disposal of equipment were $60.9 million for the twelve months ended December 31, 2004 compared to $46.8 million for the twelve months ended December 31, 2003. This increase was a result of increased container prices as a result of increased market demands. Other cash used in investing activities was $2.9 million in 2004 related to the funding of finance leases.

Net cash used in investing activities increased by $7.1 million to $52.0 million for the twelve months ended December 31, 2003 compared to $44.9 million for the twelve months ended December 31, 2002. Capital expenditures were $94.8 million for the twelve months ended December 31, 2003 compared to $77.6 million for the twelve months ended December 31, 2002. This increase in capital expenditures was due to an increase in the level of procurement. Sales proceeds from the disposal of equipment were $46.8 million for the twelve months ended December 31, 2003 compared to $34.5 million for the twelve months ended December 31, 2002. This increase was the result of an increase in container sale prices and units sold. Other cash used in investing activities was $2.2 million in 2003 related to the funding of finance leases.

Financing Activities

Prior to the Acquisition, our primary source of financing was our former parent. We maintained a fixed debt-to-capital ratio which resulted in borrowings or repayments and capital transactions with our former parent.

Since the Acquisition, our principal source of financing has been borrowings under our existing senior secured credit facility.

Net cash used in financing activities was $45.0 million for the three months ended March 31, 2005 compared to net cash provided by financing activities of $80.3 million for the three months ended March 31, 2004. Prior to the Acquisition, we maintained a fixed debt-to-capital ratio which resulted in borrowings or repayments and capital transactions with our former parent. In the three months ended March 31, 2005, net cash used in financing activities was primarily used to pay down borrowings under our existing senior secured credit facility.

Net cash provided by financing activities was $1,334.4 million for the twelve months ended December 31, 2004 compared to net cash used in financing activities of $69.9 million for the twelve months ended December 31, 2003. During 2004, net cash provided by our former parent prior to the Acquisition for the ten month period ended October 31, 2004 was $115.4 million. In order to finance the Acquisition, Trans Ocean, TAL International Corporation and Trans Ocean Container Corporation, each of which is a direct or indirect wholly-owned subsidiary of ours, entered into our existing $875.0 million senior secured credit facility and made initial borrowings of $805.0 million thereunder, we entered into our existing $275.0 million senior unsecured credit agreement and made initial borrowings of $275.0 million thereunder and certain of our equity investors made preferred and common equity investments in us in an aggregate amount of $200.1 million. Following the Acquisition, we used $8.0 million to pay down our borrowings under our existing senior secured credit facility. During 2003, we maintained a fixed debt-to-capital ratio which resulted in borrowings or repayments and capital transactions with our former parent.

Net cash used in financing activities was $69.9 million for the twelve month period ended December 31, 2003 compared to $78.7 million for the twelve month period ended December 31, 2002. We maintained a fixed debt-to-capital ratio which resulted in borrowings or repayments and capital transactions with our former parent.

Financial Covenants

Under our existing senior secured credit facility, commencing with the fiscal quarter ending December 31, 2005, we must maintain a minimum Consolidated EBIT to Consolidated Cash Interest Expense Ratio. As of March 31, 2005, we were in compliance with this financial covenant.

Contractual Obligations

We are parties to various operating leases and are obligated to make payment related to our long term borrowings. We are also obligated under various commercial commitments, including obligations to our equipment manufacturers. Our equipment manufacturer obligations are in the form of conventional accounts payable, and are satisfied from cash flow from operating and long term financing. The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004.

	Payments Due by Period
	(dollars in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total debt obligations:
Senior secured credit facility(a)	$797.0	$0.0	$328.9	$455.4	$12.7
Senior unsecured credit agreement	275.0	0.0	0.0	0.0	275.0
Capital lease obligations	—	—	—	—	—
Operating leases	10.7	3.4	2.2	2.7	2.4
Purchase obligations	35.2	35.2	0.0	0.0	0.0
Other long-term obligations	0.0	0.0	0.0	0.0	0.0
Total contractual obligations	$1,117.90	$38.6	$331.1	$458.1	$290.1

(a)	On November 3, 2006, the principal on this revolving facility will be converted into a term loan. The amortization of the term loan is assumed to be ratable over the remaining 87 months. However, prior to the closing of this offering, we intend to enter into a new securitization facility and a new senior secured credit facility, the proceeds of which we intend to use to repay the entire outstanding principal amount of this facility.

Off-Balance Sheet Arrangements

We are party to an interest rate swap agreement with a notional amount of $500 million. This interest rate swap was entered into on December 14, 2004, with a 7 year term and fixed rate of 3.8225% and requires us to settle the difference in interest obligations on a quarterly basis.

At March 31, 2005, with the exception of the interest rate swap mentioned above, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Effect of Inflation

Inflation generally affects us by increasing our costs for equipment, repositioning and labor. We do not believe that inflation has had any material effect on our results of operations during 2002, 2003, 2004 or through March 31, 2005.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and currently available information. Actual results could differ from such estimates. The following paragraphs summarize our critical accounting estimates. Additional accounting policies are discussed in the notes to our historical financial statements contained elsewhere in this prospectus.

Revenue Recognition

Operating Leases with Customers

We enter into long-term leases and service leases with ocean carriers, principally as lessor in operating leases, for marine cargo containers. Long-term leases provide the ocean carriers with specified container equipment for a specified term. The rentals are based upon the number of containers leased, the applicable per diem rate and the length of the lease. Long-term leases typically range for a period of three to eight years. Revenues are recognized on a straight-line basis over the life of the respective lease. Advanced billings are deferred and recognized in the period earned. Service leases do not specify the exact number of containers to be leased or the term that each container will remain on-hire but allow the ocean carrier to pick up and drop off containers at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of containers utilized at contracted per diem rates. Revenue for customers where collection is not assured is deferred and recognized when the amounts are received. Also, in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we recognize billings to customers for damages incurred and certain other pass through costs as leasing revenue as it is earned based on the terms of the contractual agreements with the customer.

Direct Finance Leases with Customers

We enter into direct finance leases as lessor for container equipment that we own. The net investment in direct finance leases represents the receivables due from lessees, net of unearned income. Unearned income is recognized on a level yield basis over the lease term and is recorded as other revenue. Direct finance leases are usually long-term in nature, typically ranging for a period of five to ten years and may include a bargain purchase option to purchase the equipment at the end of the lease term.

Management Fee Income

We manage equipment, which is owned by third parties and we earn management fees based on the income earned by the leasing of such equipment. Amounts we collect as agent on behalf of third parties that own such equipment are not included in revenue and costs paid for managed equipment are not included in expense.

Equipment Trading Revenue

Equipment trading revenue represents the proceeds on the sale of equipment purchased for resale. The related expenses are recognized as incurred and are disclosed as equipment trading expense in the consolidated statements of operations.

Other Revenues

Other revenues include fee income for third party positioning of equipment and income earned on direct finance leases.

Direct Operating Expenses

Direct operating expenses are directly related to our equipment under and available for lease. These expenses primarily consist of our costs to repair and maintain the equipment, to store the equipment when it is not on lease, to re-position the equipment and a provision for equipment lost or not expected to be returned. These costs are recognized when incurred. In limited situations, certain re-positioning costs may be capitalized.

Leasing Equipment

Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life. We will continue to review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in our depreciation policies, useful lives of our equipment or the assigned residual values is warranted. In addition, periodically a determination is made, if indicators of impairment are present, as to whether the carrying value of our fleet exceeds its estimated future undiscounted cash flows. The estimated useful lives for our leasing equipment ranges from 10 to 15 years from the date of manufacture, for both the Successor and Predecessor companies. Estimated useful lives have been based on independent appraisals and will be adjusted if necessary based on actual experience. Costs incurred to place new equipment into service, including costs to transport the equipment to its initial on-hire location, are capitalized. We charge repair and maintenance costs, that do not extend the lives of the assets, as incurred and is included in direct operating expenses.

An allowance is provided through direct operating expenses based on the net book value of a percentage of the units on lease to certain customers that are considered to be non-performing which we believe we will not ultimately recover. The percentage is developed based on historical experience.

Equipment Held for Sale

In accordance with the Financial Accounting Standards Board ("FASB") Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), container equipment held for sale is carried at the lower of its fair value, based on current transactions, less costs to sell or carrying value, depreciation on such assets is halted and disposals generally occur within ninety days. Subsequent changes to the asset's fair value, either increases or decreases, are recorded as adjustments to the carrying value of the equipment held for sale; however, any such adjustments would not exceed the equipment's carrying value at the time it was initially classified as held for sale. Initial write-downs of assets held for sale are recorded as an impairment charge and are included in net loss (gain) on sale of leasing equipment. Realized gains and losses resulting from the sale of equipment held for sale are recorded as a net loss (gain) on sale of leasing equipment.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is updated on a regular basis and is based upon a review of the collectibility of our receivables. This review considers the risk profile of the customer, credit quality indicators such as the level of past-due amounts and economic conditions. An account is considered past due when a payment has not been received in accordance with the contractual terms.

Accounts are generally charged off after an analysis is completed which indicates that collection of the full principal balance is in doubt. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance for doubtful accounts is intended to provide for losses inherent in the accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. We believe its allowance for doubtful accounts is adequate to provide for credit losses inherent in its accounts receivable. However, actual losses could exceed the amounts provided for in certain periods.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between our financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In conjunction with the Acquisition, we and the seller elected to have the provisions of Internal Revenue Code Section 338(h)(10) apply to the sale, resulting in the transaction being treated as a taxable asset sale for U.S. income tax purposes. As a result of this election, the tax basis of the Company's assets and liabilities have been adjusted to fair market value, resulting in the elimination of the U.S. net deferred tax liability balance that existed immediately prior to the sale.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangibles" we will evaluate our goodwill balance for possible impairment at least annually, in the fourth quarter of each year. A review of goodwill may also be initiated if events or circumstances indicate the carrying value may be impaired. In the future, in performing this evaluation management will consider many factors including projected future operating results and cash flows, economic trends and other market place data.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, (revised 2004), ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25, and its related implementation guidance. SFAS No. 123R requires companies to recognize in the statement of operations the fair value of all employee share-based payments, including grants of employee stock options, as well as compensatory employee stock purchase plans. We are evaluating the requirements under SFAS 123R including the valuation methods and support for the assumptions that underlie the valuation of the awards, as well as the transition methods (modified prospective transition method or modified retrospective transition method). We are required to adopt SFAS No. 123R on January 1, 2006. Based on the number of options currently outstanding, management does not expect the adoption of SFAS No. 123R to have a significant impact on our financial position, results of operations or cash flows. However, all future grants of shared-based compensation will result in the recognition of compensation expense.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 ("SFAS No. 153"). This statement amends Accounting Practices Board Opinion No. 29, Accounting for Nonmonetary Transaction, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect the introduction of SFAS 153 to have any impact on its consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position ("FSP") 109-1 and 109-2. FSP 109-1 provides guidance on the application of SFAS No. 109, Accounting for Income Taxes, with regard to the tax deduction on qualified production activities provision with H.R. 4520 The American Jobs Creation Act of 2004 (the "Act") that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deductions on the repatriation of certain foreign earnings of qualifying U.S. taxpayers. In FSP 109-2, the FASB acknowledged that, due to the proximity of the Act's enactment date to many companies' year ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies may not be in a position to assess the impacts of the Act on their plans for repatriation of reinvestment of foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS No. 109 and APB No. 23 by providing additional time to determine the amount of earnings, if any, that they intend to repatriate under the Act's provisions. We are not yet in a position to decide whether, and to what extent, we might repatriate foreign earnings to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred income tax liability has been recorded in connection with the repatriation provisions of the Act. We are currently analyzing the impact of the temporary dividends received deduction provisions contained in the Act.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices. Changes in these factors could cause fluctuations in results of our operations and cash flows. In the ordinary course of business, we are exposed to foreign currency and interest rate risks.

Foreign Currency Exchange Rate Risk

Although we have significant foreign-based operations, the U.S. dollar is the operating currency for the majority of our leases (both customers obligations and company obligations). Thus, substantially all of our net sales and our expenses in fiscal years 2002, 2003 and 2004 were denominated in U.S. dollars. Foreign currency fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk

We enter into interest rate swaps for purposes other than trading as part of our overall market risk management practices. We assess and manage the external and internal risk associated with these derivative instruments in accordance with the overall operating goals. External risk is defined as those risks outside of our direct control, including counterparty credit risk, liquidity risk, systemic risk and legal risk. Internal risk relates to those operational risks within the management oversight structure and includes actions taken in contravention of our policy.

The primary external risk of our interest rate swap agreements instruments is counterparty credit exposure, which is defined as the ability of a counterparty to perform its financial obligations under a derivative contract. All derivative agreements are with major money center financial institutions rated investment grade by nationally recognized rating agencies, with the majority of our counterparties rated "AA" or better. Credit exposures are measured based on the market value of outstanding derivatives instruments. Both current exposures and potential exposures are calculated for each derivative contract to monitor counterparty credit exposure. As of March 31, 2005, the notional principal amount underlying our interest rate swap agreement was $500 million.

As a result of our variable rate indebtedness, our earnings are affected by changes in interest rates. However, we utilize interest rate swap agreements to manage the market risk associated with fluctuations in interest rates. If market interest rates for our variable rate indebtedness averaged 50 basis points more than the weighted average interest rate actually paid during 2004, our interest expense, after considering the effects of our interest rate swap agreements, would have increased, and income before incomes taxes would have decreased, by $1.5 million. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings and interest rate swap agreements. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment.

Credit Risk

We maintain detailed credit records regarding our customers and set maximum exposure limits for our significant customers based on our review of these records. Credit criteria include, but are not limited to, customer payment history, customer financial position and performance (e.g., net worth leverage, profitability, trade routes, country of domicile, social and political climate, and the type of, and location of, containers that are to be supplied.) We diligently monitor our customers' performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our customers and our broad network of long-standing relationships in the shipping industry that provide current information about our customers.

Industry factors that provide incremental credit protection include the strong growth in the container industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container industry helps minimize the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, are generally needed to meet world containerized trade demand. As a result, poorly performing shipping lines are often acquired by others. In addition, the law in certain major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customer's ships or bunkers, or repossess our containers if the customer is in default under our container leases. We have historically recovered approximately 90% of our containers that were subject of defaulted contracts and we are able to successfully re-market these repossessed containers through our worldwide sales infrastructure. However, we typically incur operating expenses such as repairs and repositioning when containers are recovered after a customer default.

In 2004, our five largest customers accounted for approximately 44% of our leasing revenues, with our largest customer accounting for approximately 16% of our leasing revenues. Approximately 75% of our containers are currently on-hire to our 20 largest customers.

The allowance for doubtful accounts includes an estimate of allowances necessary for receivables on both our operating and direct financing lease receivables.

BUSINESS

Our Company

We were formed in 1963 and are one of the world's largest and oldest lessors of intermodal freight containers. Intermodal freight containers are large, standardized steel boxes used to transport freight by ship, rail or truck. Because of the handling efficiencies they provide, intermodal freight containers are the primary means by which many goods and materials are shipped internationally. According to Drewry, the worldwide container shipping industry is a $148.7 billion industry, as measured by the gross revenues of shipping lines, in which volume has grown at a CAGR of 9.0% from 1980 to 2004.

Our operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers. According to Containerisation International, we are the world's third largest lessor of intermodal containers as measured by fleet size, with an approximately 11% market share of the world's leased container fleet. As of March 31, 2005, our fleet included approximately 613,324 containers (with approximately 82,031 containers under management for third parties), representing approximately one million twenty-foot equivalent units (TEU). We also believe that we are the world's largest seller of used containers. We have an extensive global presence, offering leasing services through 19 offices in 12 countries and approximately 190 third party container depot facilities in 39 countries as of May 31, 2005. Our customers are among the world's largest shipping lines and include, among others, APL-NOL, CMA-CGM, CP Ships, Hanjin Shipping, Maersk-Sealand, Mediterranean Shipping Company and NYK Line.

We generated total revenues, Adjusted EBITDA and net income of $         million, $         million and $         million, respectively, for fiscal 2004 on a pro forma basis, and $        million, $        million and $        million, respectively, for the three months ended March 31, 2005 on a pro forma basis. We had total assets of $1,320.9 million at December 31, 2004 and $1,347.0 million at March 31, 2005.

We lease three principal types of containers: (1) dry freight containers, which are used for general cargo such as manufactured component parts, consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, and (3) special containers, which are used for heavy and oversized cargo such as marble slabs, building products and machinery. As of March 31, 2005, dry, refrigerated and special containers represented 87%, 6% and 7% of our fleet on a unit basis, respectively. For the fiscal year 2004, dry, refrigerated and special containers represented 60%, 30% and 10% of our leasing revenues, respectively, and for the three months ended March 31, 2005, dry, refrigerated and special containers represented 59%, 30% and 11% of our leasing revenues, respectively.

We lease our containers on a per diem basis to our customers under three types of leases: long-term leases, service leases and finance leases. Long-term leases, typically with terms of three to eight years, provide us with predictable cash flow and low transaction costs by requiring customers to maintain specific containers on-hire for the duration of the lease. Service leases command a premium per diem rate in exchange for providing customers with a greater level of operational flexibility by allowing the pick-up and drop-off of containers during the lease term. Finance leases, which are typically structured as full payout leases, provide for a predictable recurring revenue stream with the lowest daily cost to the customer because customers are generally required to retain the container for the duration of its useful life. In each case, our leases require lessees to maintain the containers in good operating condition, defend and indemnify us from liabilities relating to the containers' contents and handling and return the containers to specified drop-off locations. As of March 31, 2005, 92% of our containers were on-hire to customers, with 62% of our containers on long-term leases, 28% on service leases or long-term leases whose fixed terms have expired but for which the related units remain on-hire and for which we continue to receive rental payments and 2% on finance leases. As of March 31, 2005, our long-term leases had an average remaining lease term of 34 months. In addition, less than 7% of our containers were available for lease and less than 2% were available for sale.

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment trading revenue. The most important driver of our profitability is the extent to which leasing revenues, which are driven primarily by our owned container fleet size, utilization and average rental rates, exceed our operating costs, which primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. We seek to exceed a targeted return on our investment over the life cycle of each container by managing container utilization, per diem lease rates, drop-off restrictions and the used container sale process.

Industry Overview

According to Drewry, the container shipping industry is a $148.7 billion industry, as measured by the gross revenues of shipping lines. Containers provide a secure and cost-effective method of transporting raw materials, component parts and finished goods because they can be used in multiple modes of transport. By making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking, containers reduce freight and labor costs. In addition, automated handling of containers permits faster loading and unloading of vessels, more efficient utilization of transportation equipment and reduced transit time. The protection provided by sealed containers also reduces cargo damage and the loss and theft of goods during shipment.

Over the last twenty-five years, containerized trade has grown at a rate greater than that of general worldwide economic growth. According to Drewry, worldwide containerized cargo volume grew in every year from 1980 through 2004, attaining a CAGR of 9.0% during that period. Furthermore, Clarkson projects that loaded container lifting, which is a measure of volume in the industry, will increase by 11.2% in 2005 and 10.3% in 2006. We believe that this projected growth is due to several factors, including the shift in global manufacturing capacity to lower labor cost areas such as China and India, the continued integration of developing high growth economies into global trade patterns, the continued conversion of cargo from bulk shipping into containers and the growing liberalization and integration of world trade.

Current trends in containerized shipbuilding also support expectations for increased container demand. According to Clarkson, the current orderbook for containerships set to be delivered between 2005 and 2008 represents approximately 4.4 million TEU of vessel capacity, or 53.4% of the existing containership fleet, with a significant portion of the orders concentrated on the larger (4,000 TEU or greater) ships. Given that most shipping lines utilize approximately two TEU of containers for each TEU of vessel capacity, we believe that near-term container demand should remain strong.

The percentage of owned versus leased containers utilized by shipping lines has been fairly stable over the last decade, with leased containers making up slightly less than one half of the total container fleet. According to Drewry, container lessors' ownership was approximately 8.9 million TEU or 45.8% of the total worldwide container fleet of 19.4 million TEU in 2004. In general, leasing containers helps shipping lines improve their overall container fleet efficiency and provides the shipping lines with an alternative source of equipment finance. Given the uncertainty and variability of export volumes, and the fact that shipping lines have difficulty in accurately forecasting their container requirements at a port-by-port level, the availability of containers for lease significantly reduces a shipping line's need to purchase and maintain larger container inventory buffers. In addition, the flexibility provided by operating leases also allows the shipping lines to adjust their container fleet sizes both seasonally and over time and helps to balance trade flows. Leasing containers also provides shipping lines with an additional source of funding to help them manage a high-growth, asset-intensive business.

Container leasing rates are typically a function of, among other things, new container prices (which are heavily influenced by steel prices), interest rates and the container supply and demand balance at a particular time and location. Beginning in 2003, global steel prices and container demand began to increase significantly, resulting in higher new and used container prices and significant increases in new and used container leasing rates. Average leasing rates on an entire portfolio of container leases respond more gradually to changes in new container prices, because lease agreements can only be re-priced upon the expiration of the lease. In addition, the value that lessors receive upon resale of containers is closely related to the cost of new containers.

While international containerized trade has grown rapidly and been consistently positive for the last twenty-five years, the shipping business has been characterized by cyclical swings due to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly caused by the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the impacts of such shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead-times for new container orders are typically only a few months (compared to the multi-year ordering and production cycle for new vessels), so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Competitive Strengths

We believe that our core competitive strengths include:

Leading market position.    As measured by TEU, we believe that we are the world's third largest lessor of containers and the largest seller of used containers. We believe that we enjoy a leading competitive position in the container leasing industry through our extensive global network, which comprises 19 offices in 12 countries and approximately 190 independent contracted container depots in 39 countries as of May 31, 2005. Our scale and worldwide operations provide us with cost and capability advantages relative to smaller leasing companies. In addition, our long-standing reputation for service reliability encourages many customers to rely on us to meet their unanticipated container needs worldwide.

Attractive long-term lease portfolio.    We concentrate on leasing our equipment on a long-term basis. Over the last five years we have adjusted the mix of our lease portfolio to focus on long-term leases, and have increased the percentage of our container fleet under long-term leases and finance leases from 48% at December 31, 2000 to 64% at March 31, 2005. The long-term nature of our lease portfolio provides us with a predictable source of revenue and operating cash flow, enabling us to manage and grow our business more effectively. For the twelve months ended December 31, 2004, and the three months ended March 31, 2005, our average utilization for containers was 93.0% and 92.8%, respectively. We have also structured the terms of our long-term and service leases to reduce the ability of customers to return containers to locations with weak export markets, thereby reducing our container repositioning expenses.

Strong, long-standing customer relationships.    We serve a large number of customers, including many of the world's largest shipping lines, whose businesses span many geographic regions and involve the transportation of a diverse range of products. Our forty-two years in the business have allowed us to develop broad and deep relationships with our key customers and to build a reputation for service reliability and quality. Our top ten customers, as measured by revenue, have leased containers from us for an average of over 20 years. As result of these relationships with key customers, we believe that we have more leasing opportunities than our newer or smaller competitors and we typically experience lease renewal rates of approximately 70% for containers which are not scheduled to be sold.

Strong historical credit performance.    Over the last five years, our write offs of customer receivables have averaged less than 0.35% of our average total assets over such period. We believe that this strong credit performance is due not only to our comprehensive lease underwriting and monitoring, which is due, in part, to procedures which were developed during our twenty-five years of ownership by a major insurance and finance company, but also to several attributes of our container leasing business. These attributes include the size and credit quality of our customers, the high recovery rate of containers in default situations (which has exceeded 90% over the last five years) and high remarketability of containers.

Market leader in the sale of used containers.    We believe that we are the world's largest seller of used containers, having sold over 50,000 used containers in each of the last five years on behalf of ourselves and third parties. We manage our own container disposals, act as the disposal agent for a number of our shipping line customers and buy and sell used containers on an opportunistic basis. We believe that our ability to sell containers directly to end-users provides us with a higher and more reliable residual value for our containers than can be achieved by other leasing companies who rely primarily on third-party depots for container disposals.

Experienced management team.    Our senior management team has a diversified set of credentials and related leasing experiences, with our key officers having an average of approximately 20 years of industry experience and approximately 15 years of service with us. Furthermore, our customer service and sales representatives, who have an average of approximately 10 years of experience in the industry, have developed long-term customer relationships that afford us access to sales opportunities with leading shipping lines.

Business Strategy

We intend to leverage our leading market position in container leasing to profitably grow our business by pursuing the following strategies:

Increase revenues and operating cash flow by investing in our container fleet.    Our previous owner limited our ability to invest in growing our container fleet. From 2001 to 2004, our capital expenditures (excluding certain 2004 expenditures for the purchase of used container equipment which we had been leasing under an operating lease) averaged approximately $96.1 million annually for all equipment types. By contrast, for fiscal 2005, we anticipate capital expenditures for new containers to exceed $200 million. We plan to place the majority of these new containers on long-term leases at lease rates that meet or exceed our targeted investment returns. Going forward, we intend to selectively increase our investment in new containers. We believe that we can add a significant volume of new container leases and increase our container fleet without making significant incremental investments in our infrastructure, information systems or headcount.

Re-lease existing fleet at attractive rates.    We believe that our existing portfolio of leased containers will benefit from the current strong container leasing market environment as we will be able to re-lease these containers at higher rates upon expiration of the current leases. We estimate that the average daily rate of the dry containers in our lease portfolio was 34% below the current container market lease rate for new containers as of June 2005.

Maintain discipline on leasing terms.    We seek to exceed a targeted return on investment over the life cycle of each container. In order to achieve this return, we plan to maintain our focus on long-term leases and to continue to include tight drop-off restrictions in our lease agreements. We believe that our lease structuring discipline has been a major factor in allowing us to increase our utilization and reduce our operating expenses over the last five years, and we are committed to maintain pricing, structuring and credit discipline as we increase the size of our container fleet.

Expand customer product offerings.    We believe that we are well-positioned to explore new market opportunities related to our core container leasing business, including U.S. chassis leasing and direct finance leasing for containers. A chassis is a truck trailer built specifically for the purpose of transporting containers on land. We have recently hired key management personnel to oversee our entrance into the U.S. chassis leasing market and we anticipate receiving delivery of our initial orders of chassis in the third quarter of 2005. We believe that chassis are a natural extension of our container business because the chassis customer base overlaps with our container customer base. In addition, because we previously owned a chassis leasing business, we believe that we will be able to expand our recent entry into the market without significant additional headcount or systems cost. In addition, prior to our former parent's sale of a business unit, certain members of our senior management team focused on the origination and writing of finance leases, and we intend to pursue opportunities in the future to increase the proportion of finance leases in our portfolio. We believe that our previous experience in originating and structuring finance leases, coupled with our regular purchasing of containers, our close operating relationships with the world's largest shipping lines and our ability to recover and re-market containers in the event of customer defaults, will allow us to selectively grow our finance lease portfolio.

Pursue acquisitions on a financially disciplined basis.    We will seek to acquire container leasing companies, related businesses and container fleet portfolios as they become available. Due to the scalable nature of our fleet management systems and sales force, we believe that we can manage a larger container lease portfolio without substantially increasing our infrastructure costs. Since 1994, we have completed acquisitions of two container leasing businesses and various container portfolios and have successfully integrated these assets into our fleet.

Operations

Container Fleet Overview

As of March 31, 2005, we operated approximately one million TEU. Our container fleet consists of three types of containers: dry containers, refrigerated containers and special containers. The containers that we lease are either owned outright by us, leased-in from third-parties, or owned by third-parties and managed by us. The table below summarizes the composition of our fleet by the type of unit:

	Fleet as of March 31, 2005
	Drys	Specials	Refrigerated	Total
Owned	453,308	27,906	32,688	513,902
Finance leases and other leasing units(1)	15,591	559	1,241	17,391
Total owned	468,899	28,465	33,929	531,293

Managed	63,130	17,207	1,694	82,031
Total fleet	532,029	45,672	35,623	613,324
% of Fleet owned	88.1%	62.3%	95.2%	86.6%

(1)	Not included in utilization.

We operate our business through 19 worldwide offices located in 12 different countries as of May 31, 2005. Our operations include a global sales force, a global container operations group, a container resale group, and a logistics services group. Our headquarters are located in Purchase, New York.

Our Containers

Intermodal containers are designed to meet a number of criteria outlined by the International Standards Organization (ISO). The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that containers can be used by the widest possible number of transporters and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

Our container fleet consists of three types of containers:

•	Dry Containers. A dry container is essentially a steel-constructed box with a set of doors on one end. Dry containers come in lengths of 20', 40' or 45'. They are 8' wide, and either 8'6" or 9'6" tall. Dry containers are the least-expensive type of intermodal container and are used to carry most types of freight. As of March 31, 2005, our fleet included approximately 532,029 dry containers, which accounted for 87% of our container fleet.

•	Refrigerated Containers. Refrigerated containers include an integrated cooling machine and an insulated container, and these containers are typically used to carry perishable cargo such as fresh and frozen produce. As of March 31, 2005, our fleet included approximately 35,623 refrigerated containers, which accounted for 6% of our container fleet.

•	Special Containers. Most of our special containers are open top and flat rack containers. Open top and flat rack containers are generally used to move heavy or bulky cargos, such as marble slabs, steel coils or factory components, that cannot be easily loaded on a fork lift into a standard container. As of March 31, 2005, our fleet included approximately 45,672 special containers, which accounted for 7% of our container fleet.

Our Leases

Most of our revenues are derived from leasing our fleet of containers to our core shipping line customers. The vast majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our container investments over the life cycle of each container by managing container utilization, lease rates, drop-off restrictions and the used container sale process.

Our lease products provide numerous operational and financial benefits to our shipping line customers. These benefits include:

•	Operating Flexibility. The timing, location and daily volume of cargo movements for a shipping line are often unpredictable. Leasing containers helps the shipping lines manage this uncertainty and minimize the requirement for large inventory buffers by allowing them to pick-up leased containers on short notice.

•	Fleet Size Flexibility. Container leases allow shipping lines to adjust the size of their fleets as their trade volumes change due to seasonality, market changes or changes in company strategies.

•	Alternative Source of Financing. Container leases provide an additional source of equipment financing to help shipping lines manage the high level of investment required to maintain pace with the rapid growth of the asset-intensive container shipping industry.

OperatingLeases.    Operating leases are structured to allow customers flexibility to pick-up containers on short notice and to drop-off containers prior to the end of their useful life. Because of this flexibility, most containers will go through several pick-up and drop-off cycles. Our operating lease contracts specify a per diem rate for each container on-hire, where and when such containers can be returned, how the customer will be charged for damage and the charge for lost or destroyed containers, among other things.

We categorize our operating leases as either long-term leases or service leases. Long-term lease terms typically range from three to eight years with an average term of approximately five years at lease inception. Our long-term leases require our customers to maintain all units on-hire for the duration of the lease term, and they provide us with predictable recurring cash flow. As of March 31, 2005, 62% of our containers were on-hire under long-term leases. As of March 31, 2005, our long-term leases had an average remaining duration of 34 months, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. We estimate that over the last three years, our lease renewal rate has been over approximately 70% in such cases. In addition, our containers typically remain on-hire at the contractual per diem rate for an additional six to eight months beyond the end of the contractual lease term due to the logistical requirements of our customers having to return containers to specific drop-off locations.

The following are the minimum future rentals at December 31, 2004 due to us under long-term leases (in thousands):

2005	$165,778
2006	134,789
2007	101,738
2008	62,411
2009 and thereafter	66,357
$531,073

Some of our long-term leases give our customers Early Termination Options (ETOs). If exercised, ETOs allow customers to return containers prior to the expiration of the long-term lease. However, if an ETO is exercised, the customer is required to pay a penalty per diem rate that is applied retroactively to the beginning of the lease. As a result of this retroactive penalty, ETOs have historically rarely been exercised.

Service leases allow our customers to pick-up and drop-off containers during the term of the lease, subject to contractual limitations. Service leases provide the customer with a higher level of flexibility than term leases and, as a result, typically carry a higher per diem rate. As of March 31, 2005, 28% of our containers were on-hire under service leases and these containers have been on-hire for an average of 44 months.

Finance Leases.    Finance leases provide our customers with an alternative method to finance their container acquisitions. Finance leases typically have lease terms ranging from five to ten years. Finance leases are generally structured for specific quantities of containers (usually new containers) and generally require the customer to keep the containers on-hire for their remaining useful life, and provide the customer with a purchase option at the end of the lease term. Shipping lines generally consider finance leases a financing product for their owned containers, and the daily cost of a finance lease is typically less than the daily cost of an operating lease. Finance leases are reflected as "Net investment in direct finance leases" on our balance sheet. As of March 31, 2005, 2% of our containers were on-hire under finance leases.

Lease Documentation.    In general, our lease agreements consist of two basic elements, a master lease agreement and a lease addendum. Lease addenda contain the business terms (including daily rate, term duration and drop-off schedule, among other things) for specific leasing transactions, while master lease agreements outline the general rights and obligations of the lessor and lessee under all of the lease addenda covered by the master lease agreement (lease addenda will specify the master lease agreement that governs the lease addenda). For most customers, we have a small number of master lease agreements (often one) and a large number of lease addenda.

We have a standard master lease agreement form for our customers. Some lessees request that we use their agreement form or negotiate modifications to our standard form. The master lease agreements require the lessees to pay rentals, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return condition set forth in the master lease agreement, to use the containers in compliance with all laws, and to pay us for the value of the container as determined by us if the container is lost or destroyed. The default clause gives us certain legal remedies in the event that the lessee is in breach of the lease.

The master lease agreements contain an exclusion of warranties clause and require lessees to defend and indemnify us in most instances from third-party claims arising out of the lessee's use, operation, possession or lease of the containers. Lessees are required to maintain all risks physical damage insurance, comprehensive general liability insurance and to indemnify us against loss. We also maintain our own off-hire physical damage insurance to cover our containers when they are not on-hire to lessees and third-party liability insurance for both on-hire and off-hire containers.

Re-leasing, Logistics Management, Depot Management and Used Container Sales

We believe that managing the period after our containers' first lease is the most import aspect of our business. Successful management of this period requires disciplined logistics management, extensive re-lease capability, careful cost control and effective sales of used containers.

Re-Leasing.    Since our operating leases allow customers to return containers, we typically are required to place containers on several leases during their useful lives. Initial lease transactions for new containers can usually be generated with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased out in small transactions and are structured to accommodate pick-ups and returns in a variety of locations. As a result, to maintain high utilization of older equipment, leasing companies benefit from having a large number of customers and maintaining a high level of operating contact with these customers. We believe that our extensive global presence and long-standing customer relationships provide us an advantage in leasing out our older equipment relative to many of our competitors.

Logistics Management.    Since the Asia crisis in the late 1990's, the shipping industry has been characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, shipping lines have an incentive to return leased containers in North America and Europe to reduce the cost of empty container backhaul. For several years after the Asia crisis, the return of large numbers of containers to North America and Europe reduced utilization for the leasing industry and increased container repositioning costs as leasing companies were forced to ship empty containers back to high container demand areas in Asia.

In the aftermath of the Asia crisis, we embarked on a program to reduce logistical and utilization risk by increasing the percentage of our containers on long-term lease or finance lease and restricting the ability of our customers to return containers outside of Asian demand locations. Specifically, we have restructured our lease contracts and developed industry-leading container positioning capabilities. From December 31, 2000 to December 31, 2004, the portion of our containers on long-term lease and finance leases increased from 48% to 66%, the annual number of dry containers returned in North America and Europe from service leases fell by 63%, the number of idle dry containers available for lease fell by 81% and our empty container repositioning cost fell by 79%.

In addition to restructuring our leases, we increased our operational focus on moving empty containers as cheaply as possible. To accomplish this, we developed an in-house group of experts, which we call Greyslot, to manage our empty container repositioning program. As part of their mandate to reposition our empty containers, Greyslot maintains frequent contact with various shipping lines and vessel owners to identify available vessel space, and our success with managing our own repositioning program has led to additional revenue opportunities. For the last several years Greyslot has acted as a broker of empty vessel space for moving additional empty containers for third parties. Our third-party customers include leasing companies and shipping lines, and such third-party business currently represents a majority of the containers moved by Greyslot. The fee revenues generated by the third-party business has more than covered the total cost of the Greyslot infrastructure for the last two years, and the extra volume of container movements generated by our third-party business often gives us an opportunity, on an earlier basis than our competitors, to observe available ship space.

Depot Management.    As of May 31, 2005, we manage our container fleet through approximately 190 third-party owned and operated depot facilities located in 39 countries. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. We have a worldwide operations group that is responsible for managing our depot contracts and they also periodically visit the depot facilities to conduct inventory and repair audits. We also supplement our internal operations group with the use of independent inspection agents. We believe that our long history of operating with our depot network and the extensive experience we have with respect to the relative performance of alternative depots provide an operating advantage relative to many of our competitors.

We are in constant communication with our depot partners through the use of electronic data interchange, or EDI. The electronic exchange of container activity information for each depot is conducted via the Internet. Depots gather, prepare and send files with each day's activities to a specialized mailbox, several times a day if necessary. We then collect the activities received from all depots and update our "Terms" tracking system.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of equipment and, in the event of loss or damage, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk that the depot's insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the Institute of International Container Lessors, or the IICL. The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers to the acceptable interchange condition. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. This inspection process also splits the damage into two components, customer damage and normal wear and tear.

Items typically designated as customer damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear.

Our leases are structured so that the lessee is responsible for the customer damage portion of the repair costs, and customers are billed for damages at the time the containers are returned. We sometimes offer our customers a container repair service program whereby we, for an additional payment by the lessee (in the form of a higher per-diem rate or a flat fee at off-hire), assume financial responsibility for all or a portion of the cost of repairs upon return of the containers (but not of total loss of containers), up to a pre-negotiated amount.

Used Container Sales.    Our in-house used container sales group, Trader, has a worldwide team of over thirty-five container sales specialists that manage the sale process for our used containers. Trader also manages the used container sale process for a number of our customers and buys and sells used containers opportunistically. Trader has sold over 50,000 used containers in each of the last five years on behalf of us and third parties, and we believe that we are the world's largest seller of used containers. Trader generally sells to domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers. We believe that our ability to sell containers directly to end users provides us with a higher and more reliable source of residual value for our containers than would be available if we, like many of our competitors, relied primarily on our container depots for container disposals. Due to the current worldwide container shortage and increasing container prices, the container disposal market is currently very strong.

Management Services

A portion of our container fleet is managed for third-party owners. Our management agreements fall into two general categories, (1) stand-alone pools, for which our systems track revenues and operating expenses attributable to specific containers and the container owners receive payments based on the net revenues of their own containers, and (2) co-mingled pools, in which the container owners receive payments based upon the average net revenues of similar containers in our fleet. In both structures, we receive management fees that currently range from 10% to 25% of net revenues. If operating expenses were to exceed revenues, the owners are obligated to pay the excess or we may deduct the excess, including our management fee, from future net revenues. We typically receive a commission for selling or disposing containers, though in some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the owner for liabilities or losses arising out of the use, operation or possession of the containers, or for the manager's breach of its obligations. The owner will indemnify us as the manager against the owner's breaches, sales taxes on commencement of the arrangement, withholding taxes on payments to the owner under the arrangement and any other taxes (other than net income taxes of the manager) incurred with respect to the containers that are not otherwise included as operating expenses deductible from revenues. Typically the terms of the management agreements are 10 to 12 years from the acceptance dates of containers under the agreement.

Credit Controls

We have benefited from strong credit performance over the last several years. Over the last five years, our write offs of customer receivables have averaged less than 0.35% of our average total assets over such period, and we believe that our receivables and days outstanding are low for the container leasing industry. We attribute this credit performance to several factors—some of which are specific to our company, and some of which are attributable to the industry generally.

Until recently, we were owned by a large finance company, and we have established credit processes and a credit culture that reflect this history. We diligently monitor our customers' performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our customers, our broad network of relationships in the shipping industry that provide current information about our customers' market reputations, our focus on collections and a sales compensation structure that does not provide incentives based on container volumes. Credit criteria may include, but are not limited to, customer payment history, customer financial position and performance (e.g., net worth, leverage, profitability), trade routes, country of domicile, social and political climate, and the type of, and location of, containers that are to be supplied.

Factors providing credit protection include the strong growth in the container industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container industry helps minimize the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, are generally needed to meet the demand for world containerized trade. As a result, poorly performing shipping lines are often acquired by others. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers' ships or bunkers, or repossess our containers if the customer is in default under our container leases. We have historically recovered approximately 90% of our containers that were the subject of defaulted contracts and we are able to re-market these repossessed containers through our worldwide sales infrastructure. However, we typically incur operating expenses such as repairs and repositioning when containers are recovered after a customer default.

Marketing and Customer Service

Our global sales and customer service force is responsible for developing and maintaining relationships with senior operations staff at our shipping line customers, negotiating lease contracts and maintaining day-to-day coordination with junior level staff at our customers. This close customer communication allows us to negotiate lease contracts that satisfy both our financial return requirements and our customers' operating needs and ensures that we are aware of our customers' potential equipment shortages and that they are aware of our available container inventories.

Many of our sales people have been with us for twenty years and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of March 31, 2005, our global sales and customer service group consisted of approximately 52 people, with 10 in North and South America, 22 in Asia, 16 in Europe and 4 in Australia. Our pricing and credit decisions are controlled by our senior headquarters staff located in Purchase, NY. In addition, we have 36 and 6 staff members dedicated to our Trader and our Greyslot groups, respectively.

Customers

We believe that we have strong, long standing relationships with our largest customers, most of whom we have had a relationship with for over 20 years. We currently have containers on-hire to more than 300 customers, although approximately 75% of our containers are on-hire to our 20 largest customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and manufacturers. Our five largest customers accounted for approximately 44% of our 2004 leasing revenues, with our largest customer, APL-NOL, accounting for approximately 16% of our 2004 leasing revenues. A default by any of these major customers could have a material adverse impact on our business, financial condition and future prospects.

Systems and Information Technology

We have a fully integrated container fleet management system. The system tracks all of our containers individually by container number, provides design specifications for the equipment, tracks on-hire and off-hire transactions, matches each on-hire container to a lease contract and each off-hire container to a depot contract, maintains the major terms for each lease contract, tracks accumulated depreciation, calculates the monthly bill for each customer and tracks and bills for container repairs. Our system is EDI capable, which means it can receive and process container activity transactions electronically.

In addition, our system allows our business partners to conduct business with us through the Internet. It allows customers to check our container inventories, review design specifications, request clearances for returning containers (the system will issue the clearance electronically if the return to the specified location is currently allowed by the contract covering the container), request bookings for container pick-ups and review and approve repair bills. Approximately fifty percent of our interactions with our customers takes place online.

Our Suppliers

We purchase most of our containers in China. There are two large manufacturers of dry and special containers and three large manufacturers of refrigerated containers. Three companies are active in manufacturing the refrigeration units for refrigerated containers. Our engineering operations staff review the designs for our containers and periodically audit the production facilities of our suppliers. In addition, we use our Asian operations group and third-party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. We have long relationships with all of our major container suppliers.

Competition

We compete with approximately 10 other major container leasing companies, many smaller lessors, manufacturers of container equipment, companies offering finance leases as distinct from operating leases, promoters of container ownership and leasing as a tax shelter investment, shipping lines, which sometimes lease their excess container stock, and suppliers of alternative types of equipment for freight transport. It is also common for the shipping lines that are our customers to utilize several leasing companies to meet their container needs.

Our competitors compete with us in many ways, including pricing, lease flexibility, supply reliability and customer service. While we are forced to compete aggressively on price, we emphasize our supply reliability and high level of customer service to our customers. We invest heavily on ensuring adequate container availability in high demand locations, dedicate large portions of our organization to building customer relationships, maintain close day-to-day coordination with customers' operating staffs and have developed powerful and user-friendly systems that allow our customers to transact with us through the Internet. We believe that our close customer relationships, experienced staff, reputation for market leadership, scale efficiencies and proprietary systems provide important competitive advantages.

Properties and Facilities

Office Locations.    As of May 31, 2005, our employees are located in 19 offices in 12 different countries. We have seven offices in the U.S. including our headquarters in Purchase, New York. We have 12 offices outside the U.S. We lease all of our office space. In addition, we have agents dedicated to our business in South Korea.

The following table summarizes the facilities we leased as of May 31, 2005:

                                Office Location—U.S. Properties

Purchase, NY (Headquarters) Cranford, NJ Houston, TX Danville, CA San Francisco, CA Miami, FL Kansas City, MO

                        Office Location—International Properties

Barking, United Kingdom
Antwerp, Belgium
Kowloon, Hong Kong
Sydney, Australia
Singapore, Singapore
Milan, Italy
Tokyo, Japan
Hamburg, Germany
Shanghai, China
Vienna, Austria
Mumbai, India
Taipei, Taiwan

Employees

As of May 31, 2005, we employed approximately 191 people, in 19 offices, in 12 countries. We believe that our relations with our employees are good and we are not a party to any collective bargaining agreements.

Legal Proceedings

From time to time we are a party to litigation matters arising in connection with the normal course of our business. While we cannot predict the outcome of these matters, in the opinion of our management, any liability arising from these matters will not have a material adverse effect on our business. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, a significant increase in the number of new cases or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business.

Environmental

We may be subject to environmental liability in connection with our current or historical operations that could adversely affect our business and financial prospects despite insurance coverage and terms of the leases and other arrangements for use of the containers that purport to place the responsibility for environmental liability on the end user. In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the owner is not at fault. We have and will seek to maintain off-hire physical damage insurance to cover our containers when they are not on-hire to lessees and third-party liability insurance for both on-hire and off-hire containers. We also have and will continue to require lessees to obtain all risks physical damage insurance, comprehensive general liability insurance and to provide us with indemnity against loss. However, we cannot assure you that insurance or indemnities can fully protect us against damages arising from environmental damage.

Countries that are signatories to the Montreal Protocol on the environment agreed in November 1992 to restrict the use of environmentally destructive refrigerants, banning production (but not use) of chlorofluorocarbon compounds (CFCs) beginning in January 1996. Since then, the environmental impact of CFCs has become increasingly prominent. On January 1, 2001, it became illegal for environmentally destructive refrigerants to be handled, other than for disposal, in most of the countries that are members of the European Union. CFCs are used in the operation, insulation and manufacture of refrigerated containers. All of our refrigerated containers purchased since June 1993 use non-CFC refrigerant gas in the operation and insulation of the containers, although a reduced quantity of CFCs are still used in the container manufacturing process. The replacement refrigerant used in our new refrigerated containers may also become subject to similar governmental regulations. In the past, we have retrofitted certain refrigerated containers with non-CFC refrigerants. Less than 3% of our refrigerated containers still use CFC refrigerants.

MANAGEMENT

The following table sets forth certain information regarding our current board of directors of and key personnel who are responsible for overseeing the management of our business as of March 31, 2005:

Name	Age	Position
Brian M. Sondey	37	Chief Executive Officer, President, Director
Chand Khan	53	Vice President, Chief Financial Officer
John Burns	44	Vice President, Business Development
Marc Pearlin	49	Vice President, General Counsel, Secretary
Frederico Baptista	58	Vice President, Asia Pacific
Adrian Dunner	40	Vice President, Fleet Operations, North and South America and Australia, TRADER
A. Gary Klesch	58	Director, Chairman of the Board
Bruce Berkowitz	46	Director
A. Richard Caputo, Jr.	39	Director
John W. Jordan II	57	Director
Brian J. Higgins	29	Director
Ed Horne	49	Director
David W. Zalaznick	50	Director
Douglas J. Zych	33	Director

Brian M. Sondey is our Chief Executive Officer and President and has served as a director of our company since November, 2004. Mr. Sondey joined our former parent, Transamerica Corporation, in April 1996 as Director of Corporate Development. He then joined TAL International Corporation in November 1998 as Senior Vice President of Business Development. In September 1999, Mr. Sondey became President of TAL International Corporation. Prior to his work with Transamerica Corporation and TAL International Corporation, Mr. Sondey worked as a Management Consultant at the Boston Consulting Group and as a Mergers & Acquisitions Associate at J.P. Morgan. Mr. Sondey holds an MBA from The Stanford Graduate School of Business and a BA degree in Economics from Amherst College.

Chand Khan is our Vice President and Chief Financial Officer. Mr. Khan joined TAL International Corporation in 1984. He is responsible for overseeing our accounting, compliance, reporting and administrative departments. Prior to joining TAL International Corporation, Mr. Khan was employed for 8 years at Container Transport International. Mr. Khan holds an MBA from St. John's University and a BA from Bernard Baruch College.

John Burns is our Vice President of Business Development. Mr. Burns joined our former parent, Transamerica Corporation, in April 1996 as Director of Internal Audit and subsequently transferred to TAL International Corporation in April 1998 as Controller and later Vice President and Chief Financial Officer. Prior to joining Transamerica Corporation, Mr. Burns spent 10 years with Ernst & Young LLP in their financial audit practice. Mr. Burns holds a BA in Finance from the University of St. Thomas, St. Paul, Minnesota and is a certified public accountant.

Marc Pearlin is our Vice President, General Counsel and Secretary. Mr. Pearlin is responsible for overseeing all legal matters. Mr. Pearlin joined TAL International Corporation in October 1986 as an Associate General Counsel, and has held positions as our Secretary and Assistant General Counsel. Mr. Pearlin holds a Juris Doctor degree from the University of Connecticut School of Law and a BA in Economics and Spanish from Trinity College, Hartford, Connecticut.

Frederico Baptista is our Vice President, Asia Pacific. Mr. Baptista is responsible for managing operations and marketing for the Asia and Pacific area. Mr. Baptista joined TAL International Corporation in 1973 as a clerk in our Hong Kong office. While at TAL International Corporation, Mr. Baptista has held positions as General Manager, Far East (based in Hong Kong), Director, Singapore (based in Singapore) and Director, Procurement (based in Purchase, New York). Mr. Baptista graduated from St. Francis Xavier's College and later received a Diploma in Executive Finance from the Institute of Cost and Executive Accountants.

Adrian Dunner is our Vice President, Fleet Operations, North and South America and Australia and TRADER Division. Mr. Dunner is responsible for managing our fleet operations, our North and South America and Australia regions and for the worldwide sales efforts in the container aftermarket. Mr. Dunner joined TAL International Corporation in 1988 as Manager, Marketing, and has held positions as General Manager, US East Coast, and Marketing Manager located at various times in Cranford, NJ; Savannah, GA; and Jacksonville, FL. Prior to his employment with TAL International Corporation, Mr. Dunner worked as a Sales Representative for CTI and as a Trade Specialist at the Center for International Trade. Mr. Dunner received a BS degree in Finance/Economics from Spring Hill University, and an MBA in Business from Jacksonville University.

A. Gary Klesch has served as the Chairman of the Board of Directors of our company since November 2004. In 1990, Mr. Klesch formed Klesch & Company, an affiliate of Seacon Holdings Limited, and has been Chairman since that time. Mr. Klesch began his financial career in 1969 with McDonald & Company, a regional investment banking firm based in Cleveland, Ohio. In January 1975, Mr. Klesch was appointed Director of Capital Markets Policy of the U.S. Treasury Department during the Ford Administration.

Bruce Berkowitz has served as a director of our company since November 2004. Mr. Berkowitz is the Founder and Managing Member of Fairholme Capital Management, L.L.C., a registered investment adviser, and the President and a Director of Fairholme Funds, Inc., a registered investment company that is parent to The Fairholme Fund, a public mutual fund. Prior to founding Fairholme Capital in 1997, Mr. Berkowitz was a portfolio manager and a Managing Director at Smith Barney, Inc. and a portfolio manager at Lehman Brothers Holdings, Inc. Mr. Berkowitz currently serves as Deputy Chairman and a Director of Olympus Re Holdings, Ltd., a private Bermuda-based reinsurance company, a member of the Board of Trustees of First Union Real Estate and Mortgage Investments, a NYSE-listed REIT, and as a Director of White Mountains Insurance Group, Ltd, a NYSE-listed insurance company.

A. Richard Caputo, Jr. has served as a director of our company since November 2004. Mr. Caputo is a Partner and Senior Principal of The Jordan Company, L.P., a private merchant banking firm, and has been an employee of The Jordan Company, L.P. and its predecessors since 1990. The Jordan Company, L.P. manages, and is an affiliate of, The Resolute Fund, L.P. Since 2002, Mr. Caputo has been a Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund, L.P. Mr. Caputo is also a director of Universal Technical Institute, Inc. and Safety Insurance Group, Inc., as well as a number of privately held companies. Mr. Caputo received a BA in Mathematical and Business Economics from Brown University.

John W. Jordan II has served as a director of our company since November 2004. Since 1982, Mr. Jordan has been a Partner and Managing Principal of The Jordan Company, L.P., a private merchant banking firm and its predecessors. The Jordan Company, L.P. manages, and is an affiliate of, The Resolute Fund, L.P. Since 2002, Mr. Jordan has been a Managing Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund, L.P. Mr. Jordan is also a director of Jordan Industries, Inc., Kinetek, Inc. and Sensus Metering Systems, Inc., as well as a number of privately held companies. Mr. Jordan received a BA in Business Administration from the University of Notre Dame.

Brian J. Higgins has served as a director of our company since November 2004. Mr. Higgins joined The Jordan Company, L.P. in 1999 and has been a Vice President of The Jordan Company, L.P. since 2003. The Jordan Company, L.P. manages, and is an affiliate of, The Resolute Fund, L.P. Mr. Higgins received a BA in Economics from Williams College.

Ed Horne has served as a director of our company since November 2004. Mr. Horne has been a director of Klesch & Company, an affiliate of Seacon Holdings Limited, since its inception in 1990. Mr. Horne's duties include sourcing potential investments and analyzing and valuing corporate assets. Mr. Horne is a Chartered Accountant and graduated from Jesus College, Oxford in 1978 with a degree in Classics.

David W. Zalaznick has served as a director of our company since November 2004. Since 1982, Mr. Zalaznick has been a Partner and Managing Principal of the Jordan Company, L.P., a private merchant banking firm and its predecessors. The Jordan Company, L.P. manages, and is an affiliate of, The Resolute Fund, L.P. Since 2002, Mr. Zalaznick has been a Managing Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund, L.P. Mr. Zalaznick is also a director of Jordan Industries, Inc., Kinetek, Inc., Sensus Metering Systems, Inc. and Marisa Christina, Inc., as well as a number of privately held companies.

Douglas J. Zych has served as a director of our company since November 2004. Mr. Zych joined The Jordan Company, L.P. in 1995 and has been a Principal of The Jordan Company, L.P. since 2002. The Jordan Company, L.P. manages, and is an affiliate of, The Resolute Fund, L.P. Mr. Zych received a BA in Business Administration from the University of Notre Dame.

Board of Directors

Our board of directors currently consists of nine directors. We will add two independent directors to our board of directors effective upon the consummation of this offering and a third independent member within one year of the consummation of this offering.

Messrs. Sondey, Klesch, Berkowitz, Caputo, Higgins, Horne, Jordan, Zalaznick and Zych are currently serving as directors pursuant to rights granted to certain of our stockholders under a shareholders agreement. These provisions of the shareholders agreement will terminate upon completion of the offering. See "Certain Relationships and Related Party Transactions—Shareholders Agreement."

Following the consummation of this offering, we will be deemed to be a "controlled company" under the rules of the New York Stock Exchange, and we will qualify for, and intend to rely upon, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the New York Stock Exchange. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of "independent directors" and that our compensation and corporate governance and nominating committees be comprised solely of "independent directors," as defined under the rules of the New York Stock Exchange. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange rules, which require that our audit committee be exclusively comprised of independent directors.

Board Committees

Prior to the completion of this offering, our board of directors will establish and appoint an audit committee, a compensation committee and a corporate governance and nominating committee. The duties and responsibilities of these committees are set forth below.

Audit Committee.     The audit committee will be responsible for (1) selecting the independent auditor, (2) approving the overall scope of the audit, (3) discussing the annual audited financial statements and quarterly financial statements, including matters required to be reviewed under applicable legal, regulatory or New York Stock Exchange requirements, with management and the independent auditor, (4) discussing earnings press releases, guidance provided to analysts and other financial information provided to the public, with management and the independent auditor, as appropriate, (5) discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, (6) discussing our risk assessment and risk management policies, (7) reviewing our financial reporting and accounting standards and principles, significant changes in such standards or principles and the key accounting decisions affecting our financial statements, (8) reviewing and approving the internal corporate audit staff functions, (9) reviewing our internal system of audit, financial and disclosure controls and the results of internal audits, (10) annually reviewing our independent auditor's written report describing the auditing firm's internal quality-control procedures and any material issues raised by the auditing firm's internal quality-control review or peer review of the auditing firm, (11) setting hiring policies for employees or former employees of the independent auditors, (12) reviewing and investigating matters pertaining to the integrity of management, (13) establishing procedures concerning the treatment of complaints and concerns regarding accounting, internal accounting controls or audit matters, (14) meeting separately with management, the corporate audit staff and the independent auditor, (15) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (16) reporting regularly to the full board of directors.

Compensation Committee.     The compensation committee will be responsible for (1) reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and annually evaluating the chief executive officer's performance in light of these goals, (2) reviewing and approving the compensation and incentive opportunities of our executive officers, (3) reviewing and approving employment contracts, severance arrangements, incentive arrangements, change-in-control arrangements and other similar arrangements between us and our executive officers, (4) receiving periodic reports on our compensation programs as they affect all employees, (5) reviewing executive succession plans for business and staff organizations and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Corporate Governance and Nominating Committee.     Our corporate governance and nominating committee's purpose will be to assist our board in identifying individuals qualified to become members of our board of directors, assess the effectiveness of the board and develop our corporate governance principles. This committee will be responsible for (1) identifying and recommending for election individuals who meet the criteria the board has established for board membership, (2) recommending nominees to be presented at the annual meeting of stockholders, (3) reviewing the board's committee structure and recommending to the board the composition of each committee, (4) annually reviewing director compensation and benefits, (5) establishing a policy for considering stockholder nominees for election to our board, (6) developing and recommending a set of corporate governance guidelines and reviewing them on an annual basis and (7) developing and recommending an annual self-evaluation process of the board and its committees and overseeing such self-evaluations.

Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Director Compensation

Our bylaws provide that, at the discretion of a majority of our board of directors, our directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings of our board of directors or any committee thereof. Currently, our non-executive directors receive director fees of $100,000 per year.

Executive Compensation

The following table sets forth information concerning the compensation received for services rendered to us by our current Chief Executive Officer and each of our four most highly-compensated executive officers for the year ended December 31, 2004:

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Shares of Common Stock Underlying Options (#)	Long-Term Incentive Payouts ($)	All Other Compensation ($)
Brian M. Sondey	$321,154	$600,000	$12,116	0	2,000	$12,044,843	$0
Chief Executive Officer, President
John Burns	186,250	270,000	44,150	0	400	1,560,769	0
Vice President, Business Development
Adrian Dunner	195,115	285,000	43,781	0	400	1,616,923	0
Vice President, Fleet Operations, North and South America and Australia, TRADER
Frederico Baptista	209,651	314,476	82,173	0	400	1,737,253	0
Vice President, Asia Pacific
Chand Khan	191,154	277,500	47,748	0	250	1,313,846	0
Vice President, Chief Financial Officer

Employee Agreements

Employment Agreement with Brian M. Sondey.    At the closing of the Acquisition, we entered into an employment agreement with Brian M. Sondey, whereby he agreed to serve as our Chief Executive Officer. The agreement provides for an initial term ending November 3, 2007 and automatically renewing successive one-year terms thereafter, subject to at least 90 days' advance notice by either party of a decision not to renew the employment agreement. Under the employment agreement, Mr. Sondey is entitled to receive a minimum annual base salary of $400,000, as increased on an annual basis starting in 2006 to reflect increases in the consumer price index specified therein. Mr. Sondey's annual base salary may also be increased by mutual agreement with our board of directors following a performance evaluation performed by our board of directors. Mr. Sondey is also entitled to an annual bonus award that is determined and paid in accordance with our bonus plan. Mr. Sondey is also entitled to certain perquisites, including reimbursement of expenses, health and disability insurance and paid vacations. Mr. Sondey is entitled to severance pay if his employment is terminated by us without cause (as defined by the employment agreement), he dies or becomes disabled or if he terminates his employment for good reason (as defined by the employment agreement). Upon termination of Mr. Sondey's employment for any reason or no reason, subject to our election to continue to pay to Mr. Sondey his base salary for a one year period following such termination, unless such termination is for cause, Mr. Sondey will be restricted from competing with us for a period of one year following such termination. Mr. Sondey is also prohibited from disclosing any of our confidential information.

2004 Management Stock Plan.    We established our 2004 Management Stock Plan so that we and our subsidiaries could attract and retain certain employees, motivate eligible participants to achieve long-range goals and to provide incentive compensation opportunities to eligible participants that are competitive with those of similar companies. Upon the consummation of this offering, the stock plan will be administered by a committee of our board of directors. The committee will have the power to determine the ability of an eligible individual to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and to establish the terms, conditions, performance criteria and restrictions on the awards.

Participants.    Any of our employees, consultants, directors or any other person providing services to us or our subsidiaries, as determined by the committee, may be selected to participate in the incentive plan. We may award these individuals with one or more of the following:

•	Stock options

•	Stock appreciation rights

•	Restricted stock awards

•	Performance shares

•	Bonus stock

•	Stock units

•	Restricted stock units

Stock options.    Stock options may be granted under our 2004 Management Stock Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended (the "Code"), and nonqualified stock options. The exercise price of all stock options granted under the incentive plan will be determined by the committee, except that for nonqualified options, the exercise price cannot be less than 85% of the fair market value of the stock on the date of the grant. For incentive stock options, the exercise price cannot be less than 100% of the fair market value on the date of the grant.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender. The committee may also allow a broker-assisted cashless exercise, exercise by the delivery of a promissory note containing terms established by the committee or exercise by any other means that it determines to be consistent with the purpose of the stock plan and as permitted under applicable law.

Stock Appreciation Rights (SAR).    A SAR entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the exercise price of the SAR. The committee may pay that amount in cash, in shares of our common stock, by delivery of a replacement award or a combination of the foregoing. The exercise price of a SAR cannot be less than 85% of the fair market value of the stock on the date of the grant and in any event shall not be less than the par value of the stock. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the committee at the time of the grant of award and will be reflected in the award agreement.

Restricted stock.    A restricted stock award is the grant of shares of our common stock at a price determined by the committee, and is subject to substantial risk of forfeiture until specific conditions or goals are met. Restricted stock awards are subject to such conditions, restrictions and contingencies as the committee shall determine.

Performance shares.    A performance share award is a contingent right to receive pre-determined shares of our common stock if certain performance goals are met. The value of performance shares will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The committee may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

Bonus stock.    A bonus stock award is a grant of shares of our common stock in return for services previously rendered to us by a participant or for the surrender of previously earned compensation or in return for amounts paid by a participant.

Stock units.    A stock unit award is the grant of a right to receive shares of our common stock in the future.

Restricted stock units.    A restricted stock unit is the right to receive a share of our common stock in the future, with such share or right to receive future delivery of such share subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to the completion of service by the participant or the achievement of performance or other objectives, as determined by the committee.

Shares reserved for issuance.    Subject to certain adjustments, we may issue a maximum of 5,265 shares of stock pursuant to options intended to be incentive stock options. The maximum number of shares that may be delivered to participants in the stock option plan is 5,265 shares.

As of March 31, 2005, 3,950 shares of our common stock are issuable pursuant to options granted under the incentive plan, at a weighted average exercise price of $1.00, and 1,315 shares remain available for future option grants under the stock plan.

Change of control bonus.    Pursuant to the stock option agreements with each of the current participants in our 2004 Management Stock Plan, upon the occurrence of a change of control in which all of the holders of our Series A 12.0% cumulative senior preferred stock receive cash proceeds in an amount equal to at least the then effective liquidation preference in respect of such Series A 12.0% cumulative senior preferred stock plus accrued but unpaid dividends thereon, each of the current participants in our stock plan will be entitled to receive a change of control bonus in an amount equal to the difference between (i) the quotient of (a) all accrued but unpaid dividends on our shares of Series A 12.0% cumulative senior preferred stock immediately prior to such change of control, divided by (b) one minus the fully-diluted percentage ownership of our common stock represented by the shares of our common stock issuable upon exercise of such participant's options, and (ii) all accrued but unpaid dividends on our shares of Series A 12.0% cumulative senior preferred stock immediately prior to such change of control. The term "change of control" under such stock option agreements is generally defined to include (1) the sale by our stockholders of at least 50% of our voting securities to any person in which our stockholders do not hold over 50% of the ordinary voting securities, (2) a transfer of all or substantially all of our assets to a person in which our stockholders do not hold over 50% of the ordinary voting securities, (3) a merger or consolidation in which our stockholders own less than 50% of the voting securities of the surviving entity and (4) the consummation of a registered public offering of our stock for gross proceeds of at least $50 million, in each case, in which the holders of all of the outstanding shares of Series A 12.0% cumulative senior preferred stock receive cash equal to the liquidation preference plus accrued but unpaid dividends on each such outstanding share. The change of control bonuses are payable in cash; provided that in the event that the change of control event consists of a registered public offering of our stock for gross proceeds of at least $50 million, we may elect to pay such bonus amounts in shares of our stock based upon the price per share of the securities sold in such registered public offering.

Vesting upon change of control.    Under the stock option agreements with each of the current participants in our stock plan, all existing options granted under the stock plan will become fully exercisable upon the occurrence of a change of control.

Lockup period.    Under the stock option agreements with each of the current participants in our stock plan, in connection with a registered public offering of our securities, we or the underwriters of such offering may require the existing participants in our stock plan to hold their shares for a specified period of time following the effective date of the registration statement.

Amendment and termination.    The board of directors may terminate, amend or modify the stock option plan at any time; however, the approval of any affected participant must be obtained to amend or terminate the stock option plan to the extent the proposed amendment or termination would adversely affect the rights of any participant or any beneficiary of any award granted under the plan.

Stock Option Grants in Last Fiscal Year

The following table sets forth information as to options granted to the named executive officers during the year ended December 31, 2004. These options were granted on November 3, 2004, have a term of ten years and will vest in four equal annual installments beginning on the first anniversary of the date of grant. We have not granted any stock appreciation rights.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share ($/Sh)	Expiration Date	5% ($)	10% ($)	Grant Date Present Value ($)
Brian M. Sondey	2,000	50.63%	$1.00	November 3, 2014
Chand Khan	250	6.33%	$1.00	November 3, 2014
Frederico Baptista	400	10.13%	$1.00	November 3, 2014
Adrian Dunner	400	10.13%	$1.00	November 3, 2014
John C. Burns	400	10.13%	$1.00	November 3, 2014
Bernd Schackier	250	6.33%	$1.00	November 3, 2014
John Pearson	250	6.33%	$1.00	November 3, 2014

(1)	Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

(2)	Based on options to purchase an aggregate of 3,950 shares of common stock granted by us during the year ended December 31, 2004.

Fiscal Year End Option Values

The following table sets forth information with respect to unexercised options held by the named executive officers as of December 31, 2004.

	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
Name	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Brian M. Sondey	0	2,000	$0
Chand Khan	0	250	$0
Frederico Baptista	0	400	$0
Adrian Dunner	0	400	$0
John C. Burns	0	400	$0
Bernd Schackier	0	250	$0
John Pearson	0	250	$0

(1)	There was no public trading market for the common stock as of December 31, 2004. Accordingly, these values have been calculated on the basis of an assumed initial offering price of $ per share, the mid-point of the estimated price range shown on the cover page of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the beneficial ownership of our common stock on March 31, 2005:

•	each person who we know beneficially owns more than 5% of our common stock;

•	our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Beneficial ownership, which is determined in accordance with the rules and regulations of the Securities and Exchange Commission, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options and convertible securities held by the person which are exercisable or convertible within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options, and converted all convertible securities, the person holds which are exercisable or convertible within 60 days, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated, the business address for each of the following persons is 100 Manhattanville Road, Purchase, New York 10577-2135. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person. Percentage of beneficial ownership is based on 100,000 shares of common stock outstanding as of March 31, 2005 and                      shares of common stock outstanding after the completion of the offering.

The selling stockholders have granted the underwriters an option to purchase up to              shares of common stock to cover over-allotments, if any. If the underwriters do not exercise their over-allotment option, the selling stockholders will not sell any shares in the offering.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering(a)	Shares Offered if Over-Allotment is Exercised in Full
	Number		Percent		Number	Percent
Five Percent and Greater Stockholders
The Resolute Fund, L.P.(2)	59,231.25		58.9%
Fairholme Partners, L.P.(3)	12,745.69		12.7%
Seacon Holdings Limited(4)	11,943.75		11.9%
Edgewater Private Equity Fund IV, L.P.(5)	6,372.84		6.3%
JZ Equity Partners plc(6)	6,372.84		6.3%
Directors and Named Executive Officers
Brian M. Sondey	2,938.75		2.9%
Frederico Baptista	76.78		*
Bruce Berkowitz(7)	12,745.69		12.7%
John Burns	76.78		*
A. Richard Caputo, Jr.(8)		*	*
Adrian Dunner	76.78		*
Brian J. Higgins(9)		*	*
Ed Horne(10)		*	*
John W. Jordan II(11)		*	*
Chand Khan	54.84		*
A. Gary Klesch(12)	11,943.75		11.9%
David W. Zalaznick(13)		*	*
Douglas J. Zych(14)		*	*
All directors and named executive officers as a group	27,913.37		27.9%

*	Less than 1%.

(a)	The numbers in these columns assume no exercise by the underwriters of their over-allotment option.

(1)	"Beneficial ownership" is a term broadly defined by the Securities and Exchange Commission in Rule 13d3 under the Securities Exchange Act of 1934, and includes more than the typical forms of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment or voting power. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date that such person or group has the right to acquire within 60 days after such date.

(2)	Represents an aggregate of 59,231.25 shares of common stock owned by The Resolute Fund, L.P. and certain of its affiliated funds (collectively, "The Resolute Funds"). The respective ownership of the shares of common stock owned each of The Resolute Funds are: (a) The Resolute Fund, L.P. - 52,555.85 shares of common stock; (b) The Resolute Fund Singapore PV, L.P. - 2,066.69 shares of common stock; (c) The Resolute Fund Netherlands PV I, L.P. - 2,480.02 shares of common stock; (d) The Resolute Fund Netherlands PV II, L.P. - 2,066.69 shares of common stock; and (e) The Resolute Fund NQP, L.P. - 62.00 shares of common stock. The Resolute Funds are managed by The Jordan Company, L.P. Resolute Fund Partners, LLC, the General Partner of The Resolute Funds, exercises investment discretion and control over the shares held by The Resolute Funds. The address for this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153. Each of Messrs. Caputo, Higgins, Jordan, Zalaznick and Zych may be deemed to share voting and investment power over the shares owned by The Resolute Funds as a result of their position or affiliation with Resolute Fund Partners, LLC and/or The Jordan Company, L.P. Each such individual disclaims beneficial ownership of the shares owned by The Resolute Funds.

(3)	Represents an aggregate of 12,745.69 shares of common stock owned by Fairholme Partners, L.P. and certain of its affiliated funds (collectively, the "Fairholme Funds"). The respective ownership of the shares of common stock owned by each of the Fairholme Funds are: (a) Fairholme Partners, L.P. - 4,248.56 shares of common stock; (b) Fairholme Ventures II, LLC - 4,248.56 shares of common stock; and (c) Fairholme Holdings, Ltd. - 4,248.57 shares of common stock. The Fairholme Funds are managed by Fairholme Capital Management L.L.C. Fairholme Capital Management, L.L.C. exercises investment discretion and control over the shares held by the Fairholme Funds. The address for this beneficial owner is 51 JFK Parkway, Short Hills, New Jersey 07078.

(4)	The address for this beneficial owner is PO Box 771, Thorp House, 2nd Floor, Rouge Bouillon, St Helier, Jersey JE4 ORX, Channel Islands. Mr. Klesch and Mr. Horne are directors of Klesch & Company, the entity that controls Seacon Holdings Limited.

(5)	Represents an aggregate of 6,372.84 shares of common stock owned by Edgewater Private Equity Fund III, L.P. and Edgewater Private Equity Fund IV, L.P. The respective ownership of the shares of common stock owned by Edgewater Private Equity Fund III, L.P. and Edgewater Private Equity Fund IV, L.P. are (a) Edgewater Private Equity Fund III, L.P. - 877.50 shares of common stock; and (b) Edgewater Private Equity Fund IV, L.P. - 5,495.34 shares of common stock. The address for these beneficial owners is 900 N. Michigan Ave., Suite 1800, Chicago, Illinois 60616.

(6)	JZ Equity Partners plc is an investment trust listed on the London Stock Exchange. Its business is to invest, primarily in the United States, in debt and equity securities recommended by Jordan/ Zalaznick Advisers, Inc., a Delaware corporation based in New York, that is its sole investment advisor. JZ Equity Partners plc is governed by a board of independent directors who have sole voting and investment power over the shares held by JZ Equity Partners plc. The address for this beneficial owner is 17(a) Curzon Street, London, W1J 5HS England.

(7)	Mr. Berkowitz is the Managing Member of Fairholme Capital Management, L.L.C., which is the managing partner of Fairholme Partners, L.P., the managing member of Fairholme Ventures II, LLC, and the investment manager to Fairholme Holdings, Ltd., and as such Mr. Berkowitz has investment and voting power with respect to the shares owned by the aforementioned entities and may be deemed a beneficial owner of the shares owned by the aforementioned entities. Mr. Berkowitz's address is Fairholme Capital Management, 51 JFK Parkway, Short Hills, New Jersey 07078.

(8)	Mr. Caputo is a Partner and Senior Principal of The Jordan Company, L.P., which manages The Resolute Funds. Mr. Caputo may be deemed to share voting and investment power over the shares owned by The Resolute Funds and therefore to beneficially own such shares. Mr. Caputo disclaims beneficial ownership of the shares owned by The Resolute Funds. Mr. Caputo's address is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(9)	Mr. Higgins is a Vice President of The Jordan Company, L.P., which manages The Resolute Funds. Mr. Higgins may be deemed to share voting and investment power over the shares owned by The Resolute Funds and therefore to beneficially own such shares. Mr. Higgins disclaims beneficial ownership of the shares owned by The Resolute Funds. Mr. Higgins's address is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(10)	Mr. Horne's address is 105 Wigmore Street, London WIU IQY, United Kingdom.

(11)	Mr. Jordan is a Partner and Managing Principal of The Jordan Company, L.P., which manages The Resolute Funds. Mr. Jordan may be deemed to share voting and investment power over the shares owned by The Resolute Funds and therefore to beneficially own such shares. Mr. Jordan disclaims beneficial ownership of the shares owned by The Resolute Funds. Mr. Jordan's address is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(12)	Mr. Klesch is the beneficial owner of Seacon Holdings Limited, and as such Mr. Klesch has voting power with respect to the shares owned by Seacon Holdings Limited and may be deemed a beneficial owner of the shares owned by Seacon Holdings Limited. Mr. Klesch's address is 105 Wigmore Street, London WIU IQY, United Kingdom.

(13)	Mr. Zalaznick is a Partner and Managing Principal of The Jordan Company, L.P., which manages The Resolute Funds. Mr. Zalaznick may be deemed to share voting and investment power over the shares owned by The Resolute Funds and therefore to beneficially own such shares. Mr. Zalaznick disclaims beneficial ownership of the shares owned by The Resolute Funds. Mr. Zalaznick's address is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

(14)	Mr. Zych is a Principal of The Jordan Company, L.P., which manages The Resolute Funds. Mr. Zych may be deemed to share voting and investment power over the shares owned by The Resolute Funds and therefore to beneficially own such shares. Mr. Zych disclaims beneficial ownership of the shares owned by The Resolute Funds. Mr. Zych's address is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion is only a summary and is qualified in its entirety by reference to the actual terms and provisions of each applicable agreement, which agreements will be filed as exhibits to the registration statement of which this prospectus forms a part.

Management Subscription Agreement

We entered into a subscription agreement with certain members of our management team. Under the subscription agreement, certain members of our management team purchased an aggregate of 3,333.63 shares of our common stock, representing 3.33% of our outstanding common stock as of the closing of the Acquisition, and an aggregate of 1,900 shares of our Series A 12.0% cumulative senior preferred stock, representing 0.95% of our outstanding Series A 12.0% cumulative senior preferred stock as of the closing of the Acquisition. The aggregate cash consideration for the shares purchased was $1,903,333.63.

The subscription agreement provides that if the employment by us of a member of our management team is terminated we may repurchase from the terminated manager, or the terminated manager may cause us to repurchase, depending upon the reason for such manager's termination, such manager's shares of our common stock and our Series A 12.0% cumulative senior preferred stock. The repurchase price with respect to our common stock ranges from $1.00 per share to a per share price calculated with reference to a measure of our operating cash flow, depending upon when, and for what reason, such termination occurs. The repurchase price with respect to our Series A 12.0% cumulative senior preferred stock ranges from $1,000 per share to the aggregate liquidation preference per share of our Series A 12.0% cumulative senior preferred stock, including accrued but unpaid dividends thereon, depending upon when, and for what reason, such termination occurs. As of the date of this prospectus, we have not repurchased any shares of our common stock or Series A 12.0% cumulative senior preferred stock. These repurchase provisions will terminate upon the closing of this offering.

Investor Subscription Agreement

We also entered into a subscription agreement with our other stockholders in connection with the Acquisition. These stockholders included, among others, The Resolute Fund, L.P. and certain of its affiliated funds, JZ Equity Partners, plc, which is advised by an affiliate of The Jordan Company, L.P., and Seacon Holdings Limited. Under the subscription agreement, the investor parties thereto purchased an aggregate of 96,666.37 shares of our common stock, representing 96.67% of our outstanding common stock as of the closing of the Acquisition, and an aggregate of 198,100 shares of our Series A 12.0% cumulative senior preferred stock, representing 99.05% of our outstanding Series A 12.0% cumulative senior preferred stock as of the closing of the Acquisition. The aggregate cash consideration for the shares purchased was $198,196,666.37. Pursuant to the subscription agreement, Seacon Holdings Limited has agreed that upon the occurrence of an exit event, if the return on invested capital realized by each of the other investor parties to the subscription agreement is less than certain minimum threshold amounts specified in the subscription agreement, then each of the investor parties other than Seacon Holdings Limited shall have the right to purchase from Seacon Holdings Limited such number of shares of our common stock at a per share price of $0.01, up to a maximum amount of 4,875 shares, as is equal to the minimum number of shares that would enable such investors to realize the applicable minimum return on invested capital thresholds set forth in the subscription agreement. For the purpose of the foregoing, an "exit event" generally includes (i) a sale by each of the investors other than Seacon Holdings Limited of all of their respective shares of our equity securities, (ii) the sale by us of all or substantially all of our assets or (iii) the expiration of any lock-up period or other transfer restrictions in connection with the consummation of an initial public offering by us in which all outstanding shares of our Series A 12.0% cumulative senior preferred stock are redeemed for cash. For information related to the equity ownership of The Resolute Fund, L.P. and certain of its affiliated funds, JZ Equity Partners, plc and Seacon Holdings Limited, see "Principal and Selling Stockholders."

Management Agreements

The Jordan Company, L.P.    In consideration for the services The Jordan Company, L.P. rendered in connection with the Acquisition and related financings, at the closing of the Acquisition, we paid The Jordan Company, L.P. a $14.0 million fee, agreed to reimburse The Jordan Company, L.P. for certain expenses incurred in connection with the Acquisition and related financings and entered a management consulting agreement to pay The Jordan Company, L.P. a quarterly management fee. The quarterly management fee payable to The Jordan Company, L.P. with respect to any fiscal quarter is calculated by reference to the Consolidated EBITDA (as defined in our senior subordinated credit agreement) realized by us and our subsidiaries during the most recently completed fiscal quarter, and is equal to the sum of (i) 1.5% of the first $50.0 million of Consolidated EBITDA realized in such quarter plus (ii) the product of (A) the ratio of the aggregate number of shares of our common stock then held by each of our stockholders other than Seacon Holdings Limited and members of our management team to the aggregate number of shares of our common stock then held by each of our stockholders other than members of our management team, times (B) 2.5%, times (C) any Consolidated EBITDA in excess of $50.0 million realized in such quarter. The quarterly management fee will not be required to be paid by us, and instead will accrue at an rate per annum equal to 5%, in the event that such payment is prohibited by any of the agreements or instruments governing our or our subsidiaries' indebtedness or we or any of our subsidiaries shall have either not paid cash interest or principal payments with respect to any of our or their indebtedness on any scheduled payment date and such payments have not been made within applicable cure periods, have not paid or accrued cash dividends on any dividend payment date in respect of any of our equity securities as required by our certificate of incorporation or as declared by our board of directors or have failed to make any redemption of our preference shares on any applicable redemption date as required by our certificate of incorporation. Under the management consulting agreement, The Jordan Company, L.P. renders consulting services to us in connection with our acquisitions, divestitures and investments, our financial and business affairs, our relationships with our lenders, stockholders and other third parties, and the expansion of our business. Under the terms of the management consulting agreement, The Jordan Company, L.P. and its affiliates may engage in acquisitions and business transactions with no obligation to consummate such acquisitions or business transactions through us or any of our subsidiaries. The management consulting agreement continues until December 31, 2009, after which it renews automatically for successive one-year terms unless terminated pursuant to its provisions. For the fiscal quarter ended March 31, 2005, we accrued a quarterly management fee of $1.1 million to The Jordan Company, L.P. The management consulting agreement will be terminable by us upon consummation of this offering. For information relating to the equity ownership of JZ Equity Partners, plc, which is advised by an affiliate of The Jordan Company, L.P., see "Principal and Selling Stockholders."

Klesch & Company Limited.    In consideration for the services Klesch & Company Limited rendered in connection with the Acquisition and related financings, at the closing of the Acquisition, we agreed to reimburse Klesch & Company Limited for certain expenses incurred in connection with the Acquisition and related financings and entered a management advisory agreement to pay Klesch & Company Limited a quarterly management fee. The quarterly management fee payable to Klesch & Company Limited with respect to any fiscal quarter is calculated by reference to the Consolidated EBITDA (as defined in our senior subordinated credit agreement) realized by us and our subsidiaries during the most recently completed fiscal quarter, and is equal to the sum of (i) 1.0% of the first $50.0 million of Consolidated EBITDA realized in such quarter plus (ii) the product of (A) the ratio of the aggregate number of shares of our common stock then held by Seacon Holdings Limited to the aggregate number of shares of our common stock then held by each of our stockholders other than members of our management team, times (B) 2.5%, times (C) any Consolidated EBITDA in excess of $50.0 million realized in such quarter. The quarterly management fee will not be required to be paid by us, and instead will accrue at an rate per annum equal to 5%, in the event that such payment is prohibited by any of the agreements or instruments governing our or our subsidiaries' indebtedness or we or any of our subsidiaries shall have either not paid cash interest or principal payments with respect to any of our or their indebtedness on any scheduled payment date and such payments have not been made within applicable cure periods, have not paid or accrued cash dividends on any dividend payment date in respect of any of our equity securities as required by our certificate of incorporation or as declared by our board of directors or have failed to make any redemption of our preference shares on any applicable redemption date as required by our certificate of incorporation. Under the management advisory agreement, Klesch & Company Limited renders consulting services to us in connection with our acquisitions, divestitures and investments, our financial and business affairs, our relationships with our lenders, stockholders and other third parties, and the expansion of our business. Under the terms of the management advisory agreement, Klesch & Company Limited and its affiliates may engage in acquisitions and business transactions with no obligation to consummate such acquisitions or business transactions through us or any of our subsidiaries. The management advisory agreement continues until December 31, 2009, after which it renews automatically for successive one-year terms unless terminated pursuant to its provisions. For the fiscal quarter ended March 31, 2005, we accrued a quarterly management fee of $0.5 million to Klesch & Company Limited. The management advisory agreement will be terminable by us upon consummation of this offering.

Seacon Holdings Limited.    In consideration for the services Seacon Holdings Limited rendered in connection with the Acquisition and related financings, at the closing of the Acquisition, we entered into a transaction fee agreement with Seacon Holdings Limited pursuant to which we paid Seacon Holdings Limited a $12.0 million fee at the time of the closing of the Acquisition. For more information relating to the equity ownership of Seacon Holdings Limited, see "Principal and Selling Stockholders."

Tax Sharing Agreement

At the closing of the Acquisition, we entered into a tax sharing agreement with our subsidiaries. Under the agreement, our subsidiaries consent to filing joint federal income tax returns with us for any taxable year for which a consolidated return can be filed and each taxable year thereafter. For each taxable year during which a subsidiary is included in a consolidated federal income tax return, each subsidiary will pay us an amount equal to its estimated federal tax liability for that taxable year and all prior years, with certain adjustments as set forth in the agreement.

Shareholders Agreement

Our stockholders have entered in a shareholders agreement setting forth certain rights and restrictions relating to ownership of our securities. Under the shareholders agreement, our stockholders agreed to vote for the board of directors nominated in the agreement. The shareholders agreement restricts each stockholder's ability to transfer or otherwise dispose of shares of our common stock, except to certain permitted transferees or pursuant to a public offering or a Rule 144 sale under the Securities Act of 1933. The shareholders agreement entitles the parties to certain other rights in connection with the shares of common stock, including rights of first refusal, tag-along rights, drag-along rights and rights to participate in sales made by other stockholders. The shareholders agreement also entitles the parties to rights to register their common stock in specified circumstances. See "Description of Capital Stock—Registration Rights." All the foregoing provisions of the stockholders agreement, except the registration rights, will terminate upon the offering.

Employment Agreements

We have entered into an employment agreement with Brian M. Sondey, our Chief Executive Officer as described in "Management—Employee Agreements."

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as presently in effect and as anticipated to be in effect upon the completion of this offering. We also refer you to our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock presently consists of                shares of common stock, par value $0.001 per share, and                shares of preferred stock, par value $0.001 per share, of which                shares have been designated as Series A 12.0% cumulative senior preferred stock, par value $0.001 per share. As of December 31, 2004, there were:

•	100,000 shares of our common stock outstanding;

•	200,000 shares of our Series A 12.0% cumulative senior preferred stock outstanding; and

•	no shares of our undesignated preferred stock outstanding.

After giving effect to the sale to the public of the shares of common stock offered in this prospectus, there will be (x)                                  shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no exercise after                 ,          2005 of outstanding options or the warrant and (y)                shares of our Series A 12.0% cumulative senior preferred stock outstanding.

Preferred Stock

Following the closing of this offering, we will have                shares of our Series A 12.0% cumulative senior preferred stock outstanding.

Ranking.    The Series A 12.0% cumulative senior preferred stock will, with respect to dividend rights and rights on liquidation, dissolution or winding up, rank (x) senior to any class or series of our capital stock, including our common stock, that ranks junior to the Series A 12.0% cumulative senior preferred stock, (y) on parity with respect to any new class or series of our capital stock created after this offering that ranks on parity to the Series A 12.0% cumulative senior preferred stock and (z) junior to any new class or series of our capital stock created after this offering that ranks senior to the Series A 12.0% cumulative senior preferred stock.

Dividends.    The holders of the Series A 12.0% cumulative senior preferred stock will be entitled to receive, when, as and if declared by our board of directors, cash dividends on each outstanding share of Series A 12.0% cumulative senior preferred stock at a rate of 12% per annum on the liquidation preference of such share of Series A 12.0% cumulative senior preferred stock, which is initially equal to $1,000 per share and is subject to adjustment for subdivisions or combinations affecting the number of shares of Series A 12.0% cumulative senior preferred stock. Such dividends shall be paid in cash or accrue semi-annually in arrears on each June 30 and December 31 of each year. Accrued and unpaid dividends will compound on each such semi-annual date at a rate equal to 12% per annum. So long as any shares of Series A 12.0% cumulative senior preferred stock remain outstanding or any dividends payable on shares of Series A 12.0% cumulative senior preferred stock have not been paid full in cash, then we may not declare or pay any dividends, or redeem, purchase or otherwise acquire for consideration (other than a repurchase pursuant to the terms of any agreement between us and our employees), any shares of our capital stock, including shares of common stock, ranking junior to the Series A 12.0% cumulative senior preferred stock without the prior written consent of holders of a majority of the outstanding shares of Series A 12.0% cumulative senior preferred stock.

Rights upon Liquidation.    In the event of any liquidation, dissolution or winding up of us, before any distribution or payment is made to the holders of any class or series of our capital stock, including the common stock, that ranks junior to our Series A 12.0% cumulative senior preferred stock upon liquidation, the holders of shares of Series A 12.0% cumulative senior preferred stock shall be entitled to be paid an amount equal to the liquidation preference of such share of Series A 12.0% cumulative senior preferred stock plus all accrued and unpaid dividends thereon.

Optional and Mandatory Redemption.    We shall have the right to redeem, in whole or in part, any outstanding shares of our Series A 12.0% cumulative senior preferred stock, at any time, at a redemption price equal to the liquidation preference of such share of Series A 12.0% cumulative senior preferred stock plus all accrued and unpaid dividends thereon. Upon the occurrence of certain change of control events involving us, we will be required to redeem all of the outstanding shares of our Series A 12.0% cumulative senior preferred stock at a redemption price equal to the liquidation preference of such share of Series A 12.0% cumulative senior preferred stock plus accrued but unpaid dividends thereon.

Voting and Consent Rights.    Unless the consent or approval of a greater number of shares shall then be required by law, the affirmative vote of the holders of a majority of the outstanding shares of Series A 12.0% cumulative senior preferred stock shall be necessary in order for us to authorize or issue any class or series of our capital stock that ranks senior to the Series A 12.0% cumulative senior preferred stock or to authorize, adopt or approve any amendment to our certificate of incorporation that would increase or decrease the par value of our Series A 12.0% cumulative senior preferred stock, alter or change the powers, preferences or rights of the shares or our Series A 12.0% cumulative senior preferred stock in a manner that is materially adverse to the holders of our Series A 12.0% cumulative senior preferred stock. Other than as set forth above, or as otherwise provided by applicable law, the holders of shares of Series A 12.0% cumulative senior preferred stock shall not have any right to vote on any matters to be voted on by our stockholders.

Additional Classes of Preferred Stock.    Our board of directors has the authority, without action by our stockholders (other than as described above), to designate and issue additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of any such preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of our company without further action of our stockholders, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then current market price. At present, we have no plans to issue any new class or series of our preferred stock following this offering other than our existing Series A 12.0% cumulative senior preferred stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the board of directors may from time to time declare out of funds legally available. See "Dividend Policy" for more information regarding our dividend policy. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Our authorized but unissued shares of common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Registration Rights

We have entered into a shareholders agreement that provides some of our stockholders both demand registration rights and piggyback registration rights. We refer to shares of our common stock that are subject to registration rights agreements as registrable securities.

Demand Registration Rights.    At any time and from time to time after the first anniversary of this offering, the holders of at least 25% of our common stock on a fully diluted basis or owning registrable securities with an expected value in a registered public offering of at least $50 million have rights, at their request, to have their shares registered for resale under the Securities Act. Upon receipt of such request, we must give notice to all other holders of registrable securities and we generally are required to use our best efforts to effect such registration. We are not required to effect any registration requested by a stockholder if we have received more than three registration requests from such stockholder or if we have effected any registration (other than on Form S-3 or any successor form relating to secondary offerings) within 180 days prior to such request. We are also not required to effect any registration statement if such request for registration is for less than 20% of the shares of common stock then outstanding and the aggregate purchase price of the shares to be included in the requested registration is less than $50 million. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all such registrations.

Piggyback Registration Rights.    The holders of registrable securities have rights to have their shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other stockholders, subject to the right of underwriters to limit the number of shares included in an underwritten offering.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Limitations on Director Liability

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                                                     .

New York Stock Exchange Listing

We will apply to list our common stock on the New York Stock Exchange under the symbol "TAL".

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been any public market for common stock, and we cannot predict the effect, if any, that market sales by our existing stockholders of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock. Nevertheless, sales by our existing stockholders of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of                                      shares of common stock outstanding, assuming no outstanding options are exercised after                          , 2005. Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                              shares of common stock outstanding will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) and 701 promulgated under the Securities Act, summarized below.

Under the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Maximum Number of Shares	Date
After the date of this prospectus
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations and contractual vesting schedules)

In addition, as of March 31, 2005, options to purchase a total of 3,950 shares of common stock are outstanding, all of which will be exercisable concurrent with this offering (without regard to the lock-up period referred to above).

Lock-up Agreements

Subject to certain exceptions described under the caption "Underwriting," our officers, directors, and existing stockholders, including each selling stockholder, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to specified manner of sale provisions and notice requirements and to the availability of specified public information about our company.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of us, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our stock plans or other compensatory arrangement, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding requirement.

Registration Rights

Following this offering and, in some cases, the expiration of the lock-up period described above, the holders of              shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock that will enable them to require us to register their shares of common stock under the Securities Act, and they will also have rights to participate in any of our future registrations of securities by us. See "Description of Capital Stock—Registration Rights" for more information regarding these registration rights.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States;

•	a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments. If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to this exemption from withholding. In lieu of withholding, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with your conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you;

•	you are subject to the Code provisions applicable to certain U.S. expatriates; or

•	we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, assuming that our common stock is deemed to be "regularly traded on an established securities market," you held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

If our common stock is held by a non-U.S. holder at the time of death, such stock will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting on Internal Revenue Service Form 1099 with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a United States office of a broker, as long as

•	the income associated with such payments is otherwise exempt from United States federal income tax,

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and

•	you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a United States person.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on Internal Revenue Service Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

UNDERWRITING

Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as joint bookrunning managers of the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated                              , 2005, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                          additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $              per share. The underwriters and selling group members may allow a discount of $              per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

Our officers and directors and existing stockholders, including each selling stockholder, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on the New York Stock Exchange.

Certain of the underwriters and their respective affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and would receive customary compensation. In particular, affiliates of Jefferies & Company, Inc. performed financial advisory services for us in connection with the Acquisition.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospects for the industry in which we compete;

•	the ability of our management;

•	the prospectus for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

By purchasing shares of common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us in the event that this circular contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for recession, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser, Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Mayer, Brown, Rowe & Maw LLP from time to time represents TAL International Group, Inc. in connection with other matters.

EXPERTS

The consolidated financial statements and schedule of TAL International Group, Inc. at December 31, 2004 and for the two month period November 1, 2004 through December 31, 2004, and the combined consolidated financial statements and schedule of the Predecessor at December 31, 2003 and for the ten month period January 1, 2004 through October 31, 2004 and for each of the two years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement, and the exhibits and schedules to the registration statement, at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information about issuers, including TAL International Group, Inc. that file electronically with the Commission. The address of that site is http://www.sec.gov.

Upon completion of this offering, we will be become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS – DECEMBER 31, 2002, 2003 AND 2004
Report of Independent Registered Public Accounting Firm	F-2
Combined Consolidated Balance Sheet at December 31, 2003 (Predecessor) and Consolidated Balance Sheet at December 31, 2004 (Successor)	F-3
Combined Consolidated Statements of Operations for the years ended December 31, 2002 and 2003 (Predecessor), the ten months ended October 31, 2004 (Predecessor) and the Consolidated Statement of Operations for the two months ended December 31, 2004 (Successor)	F-4
Combined Consolidated Statements of Owner's Net Investment and Comprehensive Income (Loss) for the years ended December 31, 2002 and 2003 (Predecessor), the ten months ended October 31, 2004 (Predecessor) and the Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income for the two months ended December 31, 2004 (Successor)	F-5
Combined Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003 (Predecessor), the ten months ended October 31, 2004 (Predecessor) and the Consolidated Statement of Cash Flows for the two months ended December 31, 2004 (Successor)	F-6
Notes to Financial Statements	F-7
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – MARCH 31, 2004 AND 2005
Consolidated Balance Sheets at December 31, 2004 (Successor) and March 31, 2005 (Successor)	F-25
Combined Consolidated Statement of Operations for the three months ended March 31, 2004 (Predecessor) and Consolidated Statement of Operations for the three months ended March 31, 2005 (Successor)	F-26
Combined Consolidated Statement of Cash Flows for the three months ended March 31, 2004 (Predecessor) and Consolidated Statement of Cash Flows for the three months ended March 31, 2005 (Successor)	F-27
Notes to Unaudited Financial Statements	F-28

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
TAL International Group, Inc.

We have audited the accompanying consolidated balance sheet of TAL International Group, Inc. as of December 31, 2004 (the "Successor Company") and the combined consolidated balance sheet of Transamerica Maritime Container as of December 31, 2003 (the "Predecessor Company"), and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for the period November 1, 2004 through December 31, 2004 (Successor Company), and the combined consolidated statements of operations, owner's net investment and comprehensive income (loss), and cash flows for the period from January 1, 2004 through October 31, 2004 and for each of the two years in the period ended December 31, 2003 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TAL International Group, Inc. at December 31, 2004, and the consolidated results of its operations and its cash flows for the period November 1, 2004 through December 31, 2004, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor Company combined consolidated financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Transamerica Maritime Container at December 31, 2003, and the combined consolidated results of its operations and its cash flows for the period January 1, 2004 through October 31, 2004 and for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the accompanying financial statements, in 2002 the Predecessor Company changed its method of accounting for (i) goodwill and other intangible assets and (ii) the impairment or disposal of long-lived assets.

/s/ Ernst & Young LLP

Stamford, Connecticut
June 24, 2005

TAL International Group, Inc.
Combined Consolidated Balance Sheet and Consolidated Balance Sheet
(Dollars in thousands, except share data)

	Predecessor	Successor
	December 31,
	2003	2004
Assets:
Cash and cash equivalents	$3,161	$17,668
Accounts receivable, net of allowances of $2,032 and $225	37,593	35,014
Net investment in direct finance leases	6,562	13,262
Leasing equipment, net of accumulated depreciation and allowances of $986,071 and $19,029	977,022	1,103,423
Leasehold improvements and other fixed assets, net of accumulated depreciation and amortization of $25,321 and $566	258	4,255
Equipment held for sale	12,458	11,578
Goodwill	—	73,570
Deferred financing costs	—	47,343
Other assets	16,936	14,770
Total assets	$1,053,990	$1,320,883
Liabilities and stockholders' equity (deficit) / owner's net investment:
Accounts payable	$5,560	$4,580
Accrued expenses	46,451	40,039
Income taxes payable	43,713	1,557
Deferred income tax liability	243,026	2,393
Due to affiliates	614,242	—
Debt:
Senior secured credit facility	—	797,000
Senior unsecured credit agreement	—	275,000
Total liabilities	952,992	1,120,569
Preferred stock, Series A, subject to redemption, 200,000 shares issued and outstanding	—	203,738
Common stock, subject to redemption, 3,333.63 shares issued and outstanding	—	3
Stockholders' equity (deficit) / owner's net investment:
Preferred stock, $.001 par value, 500,000 shares authorized and 200,000 shares issued and outstanding	—	—
Common stock, $.001 par value, 200,000 shares authorized and 100,000 shares issued and outstanding	—	—
Additional paid-in capital	—	97
Accumulated deficit	—	(3,541)
Accumulated other comprehensive income	—	17
Total stockholders' equity (deficit)	—	(3,427)
Owner's net investment	100,998	—
Total liabilities and stockholders' equity (deficit) / owner's net investment	$1,053,990	$1,320,883

See accompanying notes to the consolidated financial statements.

TAL International Group, Inc.
Combined Consolidated Statements of Operations and Consolidated Statement of Operations
(Dollars in thousands, except share data)

	Predecessor			Successor
	Years ended December 31,		Ten months ended	Two months ended
	2002	2003	October 31, 2004	December 31, 2004
Revenues:
Leasing revenues	$303,786	$301,352	$242,755	$48,180
Management fee income	5,927	6,612	6,046	1,071
Equipment trading revenue	15,893	15,235	9,641	1,713
Other revenues	2,395	2,823	3,066	498
Total revenues	328,001	326,022	261,508	51,462
Expenses:
Equipment trading expenses	12,937	12,822	7,044	1,361
Direct operating expenses	53,595	37,268	23,043	4,372
Administrative expenses	33,383	38,404	29,014	6,419
Depreciation and amortization	150,256	134,985	119,449	19,769
Equipment rental expense	37,307	36,264	4,342	1,140
Provision for doubtful accounts (reversal)	(322)	(33)	300	225
Net loss (gain) on sale of leasing equipment	55,782	35,940	3,325	(126)
Interest and debt expense	25,063	23,756	22,181	13,185
Unrealized (gain) on interest rate swaps	—	—	—	(2,432)
Other Parent Company charges	3,563	—	28,360	—
Total expenses	371,564	319,406	237,058	43,913
Income (loss) before income taxes and cumulative effect of accounting change	(43,563)	6,616	24,450	7,549
Income tax (benefit) expense	(15,783)	740	8,926	2,680
Income (loss) before cumulative effect of accounting change	(27,780)	5,876	15,524	4,869
Cumulative effect of accounting change	(35,377)	—	—	—
Net income (loss)	$(63,157)	$5,876	$15,524	4,869
Preferred stock dividends and accretion to redemption value				(8,410)
Net (loss) applicable to common stockholders				$(3,541)
Basic and diluted loss per share applicable to common stockholders*				$(35.41)

*	For the periods ending October 31, 2004 and prior, owner's equity consisted of owner's net investment and thus no income (loss) per share data has been presented.

See accompanying notes to the consolidated financial statements.

TAL International Group, Inc.

Combined Consolidated Statements of Owner's Net Investment and Comprehensive Income (Loss) and Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income
(Dollars in thousands, except share amounts)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Owner's Net Investment	Comprehensive Income (Loss)

Predecessor:
Balance at December 31, 2001	—	$—	$—	$—	$240	$173,829
Comprehensive loss:
Net loss	—	—	—	—	—	(63,157)	$(63,157)
Foreign currency translation adjustment	—	—	—	—	50	50	50
Comprehensive loss							$(63,107)
Capital contributions from Parent	—	—	—	—	—	6,300
Distributions to Parent	—	—	—	—	—	(5,500)
Balance at December 31, 2002	—	—	—	—	290	111,522

Comprehensive income:
Net income	—	—	—	—	—	5,876	$5,876
Foreign currency translation adjustment	—	—	—	—	187	187	187
Comprehensive income							$6,063
Distributions to Parent	—	—	—	—	—	(16,587)
Balance at December 31, 2003	—	—	—	—	477	100,998

Comprehensive income:
Net income	—	—	—	—	—	15,524	$15,524
Foreign currency translation adjustment	—	—	—	—	52	52	52
Comprehensive income							$15,576
Capital contributions from Parent						37,694
Distributions to Parent	—	—	—	—	—	(12,390)
Balance at October 31, 2004	—	$—	$—	$—	$529	$141,878

Successor:
Sale of common stock	96,666	$—	$97	$—	$—	$—
Comprehensive income:
Net income	—	—	—	4,869	—	—	$4,869
Foreign currency translation adjustment	—	—	—	—	17	—	17
Comprehensive income							$4,886
Accretion of preferred stock to redemption value				(4,672)
Preferred stock dividends	—	—	—	(3,738)	—	—
Balance at December 31, 2004	96,666	$—	$97	$(3,541)	$17	$—

See accompanying notes to the consolidated financial statements.

TAL International Group, Inc.
Combined Consolidated Statements of Cash Flows and Consolidated Statement of Cash Flows
(Dollars in thousands)

	Predecessor			Successor
	Years ended December 31,		Ten months ended	Two months ended
	2002	2003	October 31, 2004	December 31, 2004
Cash flows from operating activities:
Net income	$(63,157)	$5,876	$15,524	$4,869
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	35,377	—	—	—
Depreciation and amortization	150,256	134,985	119,449	19,769
Net loss (gain) on sale of leasing equipment	55,782	35,940	3,325	(126)
Deferred income taxes	(57,139)	(42,973)	(20,782)	2,300
Unrealized (gain) on interest rate swaps	—	—	—	(2,432)
Changes in operating assets and liabilities:
Accounts receivable	18,410	7,362	(5,701)	2,882
Accounts payable	2,068	(2,037)	13,558	(14,030)
Accrued expenses	(7,801)	(18,784)	(13,351)	10,353
Income taxes payable	(2,437)	2,357	(12,793)	380
Other assets	(11,897)	1,524	3,438	5,449
Other, net	3,617	(584)	3,729	(2,484)
Net cash provided by operating activities	123,079	123,666	106,396	26,930

Cash flows from investing activities:
Cash paid to consummate the Acquisition, net of cash acquired	—	—	—	(1,209,242)
Purchases of leasing equipment	(77,645)	(94,822)	(256,882)	(29,775)
Proceeds from sale of equipment	34,486	46,771	50,741	10,111
Net finance lease receivables (originated) collected	(1,716)	(3,955)	(7,442)	574
Net cash (used in) investing activities	(44,875)	(52,006)	(213,583)	(1,228,332)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	—	—	—	195,328
Proceeds from issuance of common stock	—	—	—	100
Proceeds from borrowings	—	—	—	1,031,642
Change in due to affiliates, net	(85,151)	(53,332)	90,061	—
Net debt payments	—	—	—	(8,000)
Distributions to Parent	(5,500)	(16,587)	(12,390)	—
Capital contributions	6,300	—	37,694	—
Proceeds from settlement of leveraged leases	5,628	—	—	—
Net cash provided by (used in) financing activities	(78,723)	(69,919)	115,365	1,219,070

Net increase (decrease) in cash and cash equivalents	(519)	1,741	8,178	17,668
Cash and cash equivalents, beginning of period	1,939	1,420	3,161	—
Cash and cash equivalents, end of period	$1,420	$3,161	$11,339	$17,668

Supplemental disclosure:
Interest paid	$—	$—	$—	$32
Income taxes paid	$—	$—	$—	$—

See accompanying notes to the consolidated financial statements.

TAL International Group, Inc.
Notes to Financial Statements

Note 1 – Description of Business and Basis of Presentation

TAL International Group, Inc. ("TALI," the "Company," or "Successor") was formed on October 26, 2004 and commenced operations on November 4, 2004 with the completion of the acquisition transaction described below. The agreements affecting this acquisition provided for an effective date of October 31, 2004 at which date the risks and rewards of ownership of the business were transferred to TALI. Accordingly, the accompanying financial statements have been prepared giving effect to the acquisition on October 31, 2004. TALI is controlled by funds affiliated with The Jordan Company, L.P. (the "Principal Investors"). TALI consists of the consolidated accounts of Trans Ocean Ltd. ("TOL") and TAL International Corporation, formerly known as Transamerica Leasing Inc., ("TAL") and their subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Transamerica Maritime Container ("TMC" or the "Predecessor") consisted of the maritime container operations of Transamerica Finance Corporation ("TFC," the "Parent" or "Parent Company"). The combined consolidated financial statements of the Predecessor have been derived from the accounting records of TOL and TAL and certain of their subsidiaries. Material intercompany and inter-division balances have been eliminated in combination and consolidation. TOL and TAL were wholly owned indirect subsidiaries of TFC, which is an indirect subsidiary of AEGON N. V. ("AEGON").

The Successor and Predecessor companies provide long-term leases, service leases and finance leases, along with maritime container management services, through a worldwide network of offices, third party depots and other facilities. The Company operates in both international and domestic markets. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also provides container sales and positioning services. TALI also enters into management agreements with third party container owners under which the Company manages the leasing and selling of containers on behalf of the third party owners.

Effective October 31, 2004, TALI acquired all of the outstanding capital stock of TOL and TAL for approximately $1.2 billion in cash, including $275 million of financing provided by the seller. This acquisition of TOL and TAL is referred to as the "Acquisition." The Acquisition was accounted for using the purchase method of accounting, and, accordingly, the consideration paid has been preliminarily allocated based on the estimated fair values of the assets acquired and liabilities assumed. The Company has not yet completed the assessment of certain pre-acquisition contingencies. These assessments are expected to be completed in the third quarter 2005. The excess of the consideration paid over the estimated fair value of the net assets acquired and liabilities assumed, including separately identifiable intangible assets, was allocated to goodwill.

The following table sets forth the preliminary allocation of the purchase price in connection with the acquisition (in thousands):

Working capital	$5,769
Leasing equipment	1,101,242
Finance lease receivables	13,836
Leasehold improvements and other fixed assets	4,394
Equipment held for sale	11,039
Intangibles	4,800
Goodwill	73,570
Purchase price	$1,214,650

TAL International Group, Inc.
Notes to Financial Statements (Continued)

The following unaudited pro forma information presents the results of operations of the Company as if the Acquisition had taken place at the beginning of each respective period. The pro forma financial information is not necessarily indicative of the actual results of operations had the transaction been effected on the assumed date. The following is the pro forma information for the years ended December 31, 2003 and 2004 (in thousands, except share data):

	2003	2004
Total revenues	$329,368	$315,864
Net income (loss) applicable to common stockholders	$(12,208)	$6,198
Basic and diluted earnings (loss) per common share	$(122.08)	$61.98

The pro forma net income amounts reflect the following items: (i) reversal of amortization of initial direct lease costs, (ii) adjustments to depreciation expense arising from the valuation of the leasing equipment as a result of the purchase price allocation from the Acquisition, (iii) increase in net loss (gain) on sale of leasing equipment associated with the fair value adjustments to leasing equipment under the purchase method of accounting, (iv) adjustments for interest expense from new borrowings related to the Acquisition and the elimination of historical interest on debt repaid in the Acquisition, (v) elimination of non-recurring Predecessor expenses, (vi) to record management fees resulting from the Acquisition, (vii) the related income tax effect of the above items based upon a pro forma effective income tax rate of 37.0% and (viii) adjustments for the accrued dividends related to the preferred stock.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

As a result of the Acquisition, the financial information for the period after October 31, 2004 represents that of the Successor Company. Prior to October 31, 2004, the combined consolidated financial statements include the accounts of the Predecessor Company as described above. Due to the change in the basis of accounting resulting from the application of the purchase method of accounting, the Predecessor Company's combined consolidated financial statements and Successor Company's consolidated financial statements are not necessarily comparable.

The consolidated financial statements include the accounts of the respective entities and their subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash balances and highly liquid investments having original maturities of three months or less at the time of purchase.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is provided based upon a review of the collectibility of its receivables. This review is based on the risk profile of the receivables, credit quality indicators such as the level of past-due amounts and economic conditions. Generally, the Company does not require collateral on accounts receivable balances. An account is considered past due when a payment has not been received in accordance with the contractual terms. Accounts are generally charged off after an analysis is completed which indicates that collection of the full principal balance is in doubt. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance for doubtful accounts is intended to provide for losses inherent in the accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. The Company believes its allowance for doubtful accounts is adequate to provide for credit losses inherent in its accounts receivable.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Concentration of Credit Risk

The equipment leases and trade receivables subject the Company to potential credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history. For the year ended December 31, 2002, two customers accounted for 11% and 10% of leasing revenues, respectively. For the year ended December 31, 2003, one customer accounted for 15% of leasing revenues. The same one customer accounted for 16% of leasing revenues for both the ten months ended October 31, 2004 and two months ended December 31, 2004.

Net Investment in Direct Finance Leases

The amounts reported as net investment in direct finance leases are recorded at the aggregate future lease payments, including any purchase options granted to customers, less unearned income. Interest from these leases is recognized over the term of the lease using the effective interest method.

Leasing Equipment

Leasing equipment is recorded at cost and depreciated to an estimated residual value on a straight-line basis over the estimated useful life. The estimated useful lives for the Company's leasing equipment ranges from 10 to 15 years from the date of manufacture, for both the Successor and Predecessor companies. Costs incurred to place new equipment into service, including costs to transport the equipment to its initial on-hire location, are capitalized. The Company charges repair and maintenance costs, that do not extend the lives of the assets, to direct operating expenses as incurred.

An allowance is provided through direct operating expenses based on the net book value of a percentage of the units on lease to certain customers that are considered to be non-performing which the Company believes its will not ultimately recover. The percentage is developed based on historical experience.

Leasehold Improvements and Other Fixed Assets

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Other fixed assets, which consist primarily of computer software, computer equipment and furniture, are recorded at cost and amortized on a straight-line basis over their respective estimated useful lives, which range from three to seven years.

Equipment Held for Sale

In accordance with the Financial Accounting Standards Board ("FASB") Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), container equipment held for sale is carried at the lower of its fair value, based on current transactions, less costs to sell or carrying value; depreciation on such assets is halted and disposals generally occur within ninety days. Subsequent changes to the asset's fair value, either increases or decreases, are recorded as adjustments to the carrying value of the equipment held for sale; however, any such adjustments would not exceed the equipment's carrying value at the time it was initially classified as held for sale. Initial write-downs of assets held for sale are recorded as an impairment charge and are included in net loss (gain) on sale of leasing equipment. Realized gains and losses resulting from the sale of equipment held for sale are recorded as a (gain) loss on sale of leasing equipment.

Goodwill

In connection with the Acquisition, the Company recorded $73.6 million of goodwill, of which, the Company determined that there was no impairment at December 31, 2004. The Company and the

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Predecessor account for goodwill in accordance with Statement of Financial Accounting Standards No. 141, Goodwill and Other Intangible Assets ("SFAS No. 141"). SFAS No. 141 requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment annually or more frequently if circumstances indicate a possible impairment. During 2002, the Predecessor completed its assessment of its previously recognized goodwill and performed the initial impairment test required upon adoption of SFAS No. 141 in 2002. The impairment test consisted of comparing the unamortized balance of the goodwill to the implied fair value of the goodwill, which was determined using a discounted cash flow model. As a result of this test, the Predecessor recognized an impairment loss of $35.4 million (no tax benefit) as the cumulative effect of a change in accounting principle in the first quarter of 2002. This amount represented the full unamortized balance of goodwill at January 1, 2002.

Deferred Financing Costs

Deferred financing costs represent the fees incurred during the financing of the Company's debt obligations and are being amortized over the estimated term of the obligations using the effective interest method.

Initial Direct Costs

In accordance with FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, certain costs incurred to move ("reposition") existing leasing equipment that is placed under a new lease contract are capitalized. The Company's criteria for capitalization of these costs are as follows: the new contract term must be greater than one year in length, a required minimum number of twenty-foot equivalent units ("TEU") must be placed on-hire, and the TEU are required to be moved overseas. Initial direct costs are amortized on a straight-line basis over the lease term.

Intangibles

As a result of the preliminary purchase allocation, the Company has recorded an intangible asset for the fair value of its lease relationships, which is included in other assets at December 31, 2004. The fair value of the asset on the date of the Acquisition was $4.8 million, which is being amortized over a period of three to seven years. Accumulated amortization was $0.1 million as of December 31, 2004. Estimated amortization for each of the next five years will be approximately $0.9 million, $0.9 million, $0.8 million, $0.6 million, and $0.6 million, respectively. No intangible assets existed prior to the Acquisition.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, other assets, accounts payable, and accrued expenses approximate fair value at December 31, 2003 and 2004 because of the short-term maturity of those instruments.

As the senior secured and senior unsecured facility agreements commenced within 60 days of year end, and because the interest on the senior secured facility is based on variable interest rates and the interest on the senior unsecured agreement bears interest at an increasing rate over the term of the obligation, the Company believes that the carrying value of the debt instruments at December 31, 2004 approximates fair value.

Due to Affiliates

Due to affiliates includes amounts due to TFC and other related entities and consisted of borrowings and costs incurred on the Company's behalf. Interest was charged monthly on the average daily balance of these advances.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Revenue Recognition

Operating Leases with Customers

The Company enters into long-term leases and service leases with ocean carriers, principally as lessor in operating leases, for marine cargo containers. Long-term leases provide the ocean carriers with specified container equipment for a specified term. The rentals are based upon the number of containers leased, the applicable per diem rate and the length of the lease. Long-term leases typically range for a period of three to eight years. Revenues are recognized on a straight-line basis over the life of the respective lease. Advanced billings are deferred and recognized in the period earned. Service leases do not specify the exact number of containers to be leased or the term that each container will remain on-hire but allow the ocean carrier to pick up and drop off containers at various locations specified in the lease agreement. Under a service lease, rental revenue is based on the number of containers utilized at contracted per diem rates. Revenue for customers where collection is not assured is deferred and recognized when the amounts are received. Also, in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company recognizes billings to customers for damages incurred and certain other pass through costs as leasing revenue as it is earned based on the terms of the contractual agreements with the customer.

Direct Financing Leases with Customers

The Company enters into direct financing leases as lessor for container equipment owned by the Company. The net investment in direct financing leases represents the receivables due from lessees, net of unearned income. Unearned income is recognized on a level yield basis over the lease term and is recorded as other revenue. Direct financing leases are usually long-term in nature, typically ranging for a period of five to ten years and may include a bargain purchase option to purchase the equipment at the end of the lease term.

Management Fee Income

The Company manages equipment, which is owned by third parties and earns management fees based on the income earned by the leasing of that equipment. Amounts collected by the Company as agent on behalf of third parties that own such equipment are not included in revenue and costs paid for managed equipment are not included in expense.

Equipment Trading Revenue

Equipment trading revenue represents the proceeds on the sale of equipment purchased for resale. The related expenses are recognized as incurred and are disclosed as equipment trading expense in the consolidated statements of operations.

Other Revenues

Other revenues include fee income for third party positioning of equipment and income earned on direct finance leases.

Direct Operating Expenses

Direct operating expenses are directly related to the Company's equipment under and available for lease. These expenses primarily consist of the Company's costs to repair and maintain the equipment, to store the equipment when it is not on lease, to reposition the equipment and a provision for equipment lost or not expected to be returned. These costs are recognized when incurred. In limited situations, certain repositioning costs may be capitalized.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Equipment Rental Expense

Equipment rental expense is the Company's cost of equipment that it leases from others.

Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), as amended and interpreted. SFAS No. 133, requires that all derivative instruments be recorded on the balance sheet at their fair value and established criteria for both the designation and effectiveness of hedging activites.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the Company's financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In conjunction with the Acquisition, both the seller and the purchaser elected to have the provisions of Internal Revenue Code Section 338(h)(10) apply to the sale, resulting in the transaction being treated as a taxable asset sale for U.S. income tax purposes. As a result of this election, the tax basis of the Company's assets and liabilities have been adjusted to fair market value, resulting in the elimination of the U.S. net deferred tax liability balance that existed immediately prior to the sale.

Prior to the Acquisition, taxable results for the Company were included in the consolidated federal and certain state income tax returns filed by Transamerica Corporation ("Transamerica"), the parent of TFC. Transamerica, by the terms of a tax sharing agreement with TFC, generally required the Company to accrue and settle income tax obligations as if its individual legal subsidiaries filed separate returns with the applicable taxing authorities. All other state, local and foreign tax requirements were satisfied by the various legal subsidiaries directly with the appropriate taxing authorities. Under the tax sharing agreement, Transamerica provided TFC and its subsidiaries an unlimited carryforward period for the utilization of all federal tax attributes including, but not limited to, net operating losses, foreign tax credits, capital losses and charitable contributions. The Company provided for deferred income taxes based on enacted tax rates in effect on the dates that the temporary differences between the book and tax bases of assets and liabilities were expected to reverse.

The earnings associated with the Company's investments in its foreign subsidiaries are considered as indefinitely invested. Therefore, no provisions for U.S. federal income taxes on those earnings or translation adjustments have been provided.

Foreign Currency Translation

The net assets and operations of foreign subsidiaries included in the consolidated financial statements are attributable primarily to the Company's European operations. The accounts of these subsidiaries have been converted at rates of exchange in effect at year-end as to balance sheet accounts and at a weighted average of exchange rates for the year as to income statement accounts. The effects of changes in exchange rates in translating foreign subsidiaries' financial statements are included in shareholder's equity (deficit) and owner's net investment as accumulated other comprehensive income.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Practices Board Opinion No. 25, Accounting for Stock Issued to Employees

TAL International Group, Inc.
Notes to Financial Statements (Continued)

("APB No. 25"). Under the intrinsic value method, compensation cost equal to the difference between the fair value of the shares and the exercise price on the date of grant is recognized from the date of grant over the vesting period of the options. The Company has adopted the disclosure only provisions of SFAS No. 123,

The following table illustrates the effect on net income (loss) and earnings (loss) per share had the fair value method of accounting been applied to the Company's stock compensation plans for the two months ended December 31, 2004 (in thousands).

Net loss applicable to common stockholders:
As reported	$(3,541)
Deduct: Stock-based compensation expense determined under the fair value method, net of taxes	(3)
Pro forma net loss applicable to common stockholders	$(3,544)
Basic and diluted loss per common share:
As reported	$(35.41)
Pro forma	(35.44)

These pro forma disclosures take into account options to purchase common shares granted at November 4, 2004. There were no options granted by the Company prior to that time. The fair value of options was estimated using the Black Scholes pricing model based on the market price at the grant date of $1.00 per share and the following assumptions: risk free interest rate of 3.52%, expected life of 4 years, volatility of 50%, and no dividends. The maximum contractual life of the options granted was 10 years.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and foreign translation adjustments. No other elements of comprehensive income (loss) exist.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the two months ended December 31, 2004, diluted loss per share was the equivalent of basic loss per share due to the net loss.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, ("FIN 46R") which addresses how a business should

TAL International Group, Inc.
Notes to Financial Statements (Continued)

evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. FIN 46R revised FASB Interpretation No. 46 which was issued in January 2003. The Company adopted FIN 46R as of December 31, 2003. There was no impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, (revised 2004), ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25, and its related implementation guidance. SFAS No. 123R requires companies to recognize in the statement of operations the fair value of all employee share-based payments, including grants of employee stock options, as well as compensatory employee stock purchase plans. The Company is evaluating the requirements under SFAS 123R including the valuation methods and support for the assumptions that underlie the valuation of the awards, as well as the transition methods (modified prospective transition method or modified retrospective transition method). The Company is required to adopt SFAS No. 123R on January 1, 2006. Based on the number of options currently outstanding, management does not expect the adoption of SFAS No. 123R to have a significant impact on the financial position, results of operations or cash flows for the Company. However, all future grants of shared-based compensation will result in the recognition of compensation expense.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 ("SFAS No. 153"). This statement amends Accounting Practices Board Opinion No. 29, Accounting for Nonmonetary Transaction, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not expect the introduction of SFAS 153 to have any impact on its consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position ("FSP") 109-1 and 109-2. FSP 109-1 provides guidance on the application of SFAS No. 109, Accounting for Income Taxes, with regard to the tax deduction on qualified production activities provision with H.R. 4520 The American Jobs Creation Act of 2004 (the "Act") that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deduction on the repatriation of certain foreign earnings of qualifying U.S. taxpayers. In FSP 109-2, the FASB acknowledged that, due to the proximity of the Act's enactment date to many companies' year ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies may not be in a position to assess the impacts of the Act on their plans for repatriation of reinvestment of foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS No. 109 and APB No. 23 by providing additional time to determine the amount of earnings, if any, that they intend to repatriate under the Act's provisions. The Company is not yet in a position to decide whether, and to what extent, it might repatriate foreign earnings to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred income tax liability has been recorded in connection with the repatriation provisions of the Act. The Company is currently analyzing the impact of the temporary dividends received deduction provisions contained in the Act.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the Company's consolidated financial statements.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Note 3 – Net Investment in Direct Finance Leases

The following table represents the components of the net investment in direct finance leases at December 31, 2003 and 2004 (in thousands):

	Predecessor	Successor
	2003	2004
Gross direct finance lease receivables	$7,686	$15,292
Unearned income	(1,124)	(2,030)
Net investment in direct finance leases	$6,562	$13,262

Contractual maturities of TALI's gross direct finance lease receivables subsequent to December 31, 2004 are as follows (in thousands):

2005	$5,103
2006	4,251
2007	3,511
2008	1,627
2009 and thereafter	800
$15,292

Note 4 – Debt Obligations

Senior Secured Credit Facility

In connection with the Acquisition, the Company entered into a credit agreement (the "Senior Secured Credit Facility") with Fortis Bank (Nederland) N.V. The Senior Secured Credit Facility provides for a maximum borrowing of $875.0 million. Under the Senior Secured Credit Facility, from the date of the Acquisition until November 3, 2006, the Company is permitted to obtain loans of up to an aggregate maximum principal amount of $875.0 million on a revolving basis, subject to a borrowing capacity limitation discussed below. As of December 31, 2004, $797.0 million was outstanding under the Senior Secured Credit Facility and $28.1 million was available based on the borrowing capacity limitation. On November 3, 2006, the aggregate principal amount of the revolving loans then outstanding under this facility will be converted into term loans and the Company's ability to obtain further loans under this facility will cease. This facility is secured by a first priority lien on substantially all of the Company's assets, other than real property interests and certain other specified assets. The final maturity date of the Senior Secured Credit Facility is January 18, 2012.

The borrowing capacity under the Senior Secured Credit Facility is based upon a decreasing advance rate percentage of the net book values of the Company's eligible containers, subject to certain adjustments. With respect to the eligible containers owned by the Company at the time of the Acquisition, the applicable advance rate percentage was initially 76.5%, which advance rate percentage decreases by 1% for each full calendar quarter that shall have elapsed since the date of the Acquisition. With respect to eligible containers acquired by the Company after the date of the Acquisition, the applicable advance rate percentage is 80% until November 3, 2006, at which time the advance rate percentage decreases by 1% for each full calendar quarter that shall have elapsed since such date.

The loans under the Senior Secured Credit Facility bear interest at either the LIBOR rate plus 2.75% per annum or, in a limited set of circumstances, the higher of Citibank N.A.'s prime rate plus 1.5% or the federal funds rate plus 2%. Each of the foregoing interest rates will be increased by 0.5% in the event that the Company does not refinance this facility in full by April 30, 2006. As of December 31,

TAL International Group, Inc.
Notes to Financial Statements (Continued)

2004, the weighted average interest rate under this facility was 5.22%, including the effect of the interest rate swap contracts, which cover a notional amount of $500 million of borrowings under this agreement. Additionally, the Company pays the lenders under this facility a commitment fee equal to 0.5% per annum on any unused portion of the maximum commitment amount. Accrued interest and fees and a portion of the outstanding principal amount of the loans, together with certain other amounts, are payable on a quarterly basis. The portion of the outstanding principal amount of the loans, if any, payable on a quarterly basis is equal to the amount by which the principal amount of the loans then outstanding exceeds the Company's then effective borrowing capacity, after taking into account any decrease to the Company's borrowing capacity resulting from a reduction in the applicable decreasing advance rate percentages as discussed above.

The Senior Secured Credit Facility contains financial covenants, including, but not limited to, a requirement that the Company maintain, commencing with the fiscal quarter ending December 31, 2005, a Consolidated EBIT to consolidated cash interest expense ratio as defined, of at least 1.00 to 1.00, as well as restrictions on incurring indebtedness or liens, paying dividends and other restricted payments, the making of certain investments and certain other matters.

Interest Rate Swaps

To hedge the risk associated with fluctuations in interest rates, the Company entered into an interest rate swap agreement on December 14, 2004, with a financial institution to fix the floating interest rate on the Senior Secured Credit Facility. The interest rate swap contracts have a fixed rate of 3.8225%, a term of seven years, cover a notional amount of $500 million, and require the Company to settle the difference in interest obligations quarterly. The Company recognized additional interest expense of $0.4 million under the interest rate swap contracts for the two months ended December 31, 2004.

As the interest rate swaps do not meet the criteria for hedge accounting, they are accounted for on a mark-to-market basis in the consolidated statement of operations. The fair value of the interest rate swaps at December 31, 2004 was $2.4 million and is included in other assets on the consolidated balance sheet.

Senior Unsecured Credit Agreement

In connection with the Acquisition, the Company entered into a credit agreement (the "Senior Unsecured Credit Agreement") with Transamerica Accounts Holding Corporation, an entity controlled by TFC, and various other lenders, which provided for a $275.0 million senior unsecured term loan facility. The Senior Unsecured Credit Agreement bears interest at an increasing interest rate which was initially equal to 8.75% per annum at the date of the Acquisition and which increases by 0.25% per annum for each successive 90-day period commencing after the date of the Acquisition, up to a maximum interest rate of 11.5% per annum. As of December 31, 2004, the interest rate under this facility was 8.75%. Accrued interest on this facility is payable in arrears semi-annually. The aggregate outstanding principal amount of the loans under this facility mature and are repayable on November 2, 2014. This facility contains covenants including restrictions on incurring indebtedness or liens, paying dividends and other restricted payments, the making of certain investments and certain other matters.

In the event that the Company does not prepay the entire outstanding principal amount of the loans under this facility on or prior to November 3, 2005, the lenders will have the right to require the Company to enter into a new indenture providing for the issuance to the lenders of a new class of notes in exchange for all of the outstanding loans under the Senior Unsecured Credit Agreement. The new indenture and the new notes issued to the lenders thereunder will have substantially the same terms as the facility, but will additionally provide the holders of such new notes certain registration rights requiring the Company to file, and cause to become effective, a registration statement under the Securities Act of 1933 which provides for an offer to the holders of the new notes to exchange such

TAL International Group, Inc.
Notes to Financial Statements (Continued)

new notes for a like principal amount of debt securities which will be identical in all material respects to the new notes but which shall have been registered pursuant to an effective registration statement under the Securities Act of 1933.

In connection with the Acquisition and the Company's entry into this facility, the Company agreed to deposit $6.0 million into an escrow account, which amount, or a portion thereof, is to be distributed to the lenders in the event that all or a portion of the outstanding loans under this facility are either repaid or transferred by the existing lenders during certain specified time periods. In the event that no portion of the outstanding loans under this facility are either so repaid or transferred on or prior to the last day of the months March, April, May, June, July and August of 2005, the entire $6.0 million of escrowed funds will have been disbursed to the lenders, in monthly installments of $1.0 million. In the event that all or a portion of the outstanding loans under the Senior Unsecured Credit Agreement are repaid or transferred on or prior to the last day of such months, a portion of the remaining escrowed funds will be disbursed to the Company, which portion will be determined by reference to the portion of the original principal amount of the loans under this facility that are so repaid or transferred.

Note 5 – Capital Stock

Redeemable Preferred Stock

The Company's board of directors amended the Company's certificate of incorporation and authorized 500,000 shares of preferred stock and designated 200,000 of them as Series A 12% Cumulative Senior Preferred Stock ("Series A Preferred Stock"). In October 2004, the Company sold all 200,000 shares of the Series A Preferred Stock for net proceeds of $195.3 million (net of issuance costs of $4.7 million). The Company has accounted for these issuance costs as a charge against net income available to common stockholders in the two months ended December 31, 2004. The liquidation preference of the Series A Preferred Stock is $1,000 per share plus accrued dividends.

Dividends on the Series A Preferred Stock are cumulative, whether or not declared, and are payable semi-annually in cash or, at the option of the Company, may be deferred until the occurrence of a mandatory redemption event, as defined. No dividends may be paid on the Company's common stock until all accrued but unpaid dividends on the Series A Preferred Stock are fully paid. Accrued dividends are accounted for as a charge against net income available to common stockholders as accrued.

The Company may at its sole option elect to redeem shares of the Series A Preferred Stock, in whole or in part, at any time at a redemption price equal to the liquidation preference plus accrued but unpaid dividends as of the redemption date. The Company has an obligation to redeem all shares of the Series A Preferred Stock upon the occurrence of a change in control, as defined. A change in control includes any event by which the holders of the majority of the Company's common stock, as of the date of sale of the Series A Preferred Stock, no longer hold such a majority. Since the holders of the Series A Preferred Stock control the Company's board of directors, the occurrence of an event causing a change in control is not within the control of the Company and, accordingly, the carrying amount of the Series A Preferred Stock has been classified outside of permanent stockholders' equity. The holders of the Series A Preferred Stock have no conversion or voting rights.

Common Stock

In connection with the Acquisition, certain employees of the Company purchased 1,900 shares of the Series A Preferred Stock and 3,333.63 shares of the Company's common stock at the same price and terms per share as paid by all of the other equity investors. In connection with the purchase of these securities, the Company entered into a subscription agreement (the "Subscription Agreement") with these employee shareholders. The Subscription Agreement provides that if the employment by the

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Company of an employee is terminated, the Company may repurchase from the terminated employee, or the terminated employee may cause the Company to repurchase, depending upon the reason for such employee's termination, such employee's shares of the Company's common stock and the Series A Preferred Stock. In the event that an employee's employment is terminated by the Company for cause, the Company has the right to repurchase all or any portion of such employee's shares of Company common stock and the Series A Preferred Stock at a price per share equal to $1.00 per share, in the case of common stock, or $1,000 per share in the case of the Series A Preferred Stock. In the event that an employee's employment is terminated by the Company without cause or by such employee, the Company has the right to repurchase, and such employee has the right to require the Company to repurchase, all or any portion of shares of its common stock and the Series A Preferred Stock at a price per share determined on the basis of when such termination shall have occurred. With respect to shares of common stock, such price per share will range from a minimum per share price, in the event that such termination occurs prior to the first anniversary of the Acquisition, of $1.00, up to a maximum per share price, in the event that such termination occurs on or after the fourth anniversary of the Acquisition, equal to the greater of (i) $1.00 or (ii) the fair market value of such share which shall be determined by reference to a multiple of the Company's operating cash flow during the last four full fiscal quarters preceding the date of determination less certain of the Company's outstanding indebtedness and other amounts, as defined. With respect to shares of the Series A Preferred Stock, such price per share will range from a minimum per share price, in the event that such termination occurs prior to the first anniversary of the Acquisition, of $1,000 up to a maximum per share price, in the event that such termination occurs on or after the fourth anniversary of the Acquisition, equal to (i) $1,000, in the event that the price per share for common stock would equal $1 as described above, or (ii) the aggregate liquidation value per share of the Series A Preferred Stock, including accrued but unpaid dividends. These repurchase provisions will terminate upon the closing of an initial public offering of the Company's common stock. These provisions require the classification of these common shares subject to the subscription agreements outside of permanent equity in the accompanying consolidated balance sheet at December 31, 2004.

Note 6 – Stock Options

During 2004, TALI's board of directors adopted the 2004 Management Stock Plan (the "Plan"), which provides for the issuance of awards in the form of stock options, stock appreciation rights, restricted stock and certain other instruments to employees, consultants and members of the Company's board of directors. A total of 5,265 shares have been reserved for issuance under the Plan. During 2004, options for a total of 3,950 shares were issued at an exercise price of $1.00 per share, which the board of directors believed equaled the fair value per share of the Company's common stock. All such options remained outstanding at December 31, 2004. All options granted during 2004 vest ratably over four years, except upon a change in control, as defined, in which case all outstanding unvested options become fully vested and exercisable. No options were vested at December 31, 2004. All options granted during 2004 had an initial contractual life of ten years and have a remaining contractual life of 9.8 years at December 31, 2004. The fair value of options granted during 2004 was $0.64 per share. The fair value of options was estimated using the Black Scholes pricing model based on the market price at the grant date of $1.00 per share and the following assumptions: risk free interest rate of 3.52%, expected life of 4 years, volatility of 50%, and no dividends. The maximum contractual life of the options granted was 10 years.

Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models for valuing options do not necessarily provide a reliable single measure of their fair values.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Note 7 – Earnings (Loss) Per Share

The following table sets forth the calculation of basic and diluted loss per share of the Successor for the two months ended December 31, 2004 (in thousands, except share data):

Numerator:
Net loss applicable to common stockholders for basic and diluted loss per share	$(3,541)
Denominator:
Weighted average shares outstanding for basic earnings per share	100,000
Dilutive stock options	—
Weighted average shares for diluted earnings per share	100,000
Loss per share:
Basic and diluted	$(35.41)

Stock options (3,950 options) were anti-dilutive for the two months ended December 31, 2004.

For the periods ending October 31, 2004 and prior, owner's equity consisted of owner's net investment, and, accordingly no income (loss) per share data has been presented.

Note 8 – Net Loss (Gain) on Sale of Leasing Equipment

The net loss (gain) on sale of leasing equipment consists of the following (in thousands):

	Predecessor			Successor
	Years ended December 31,		Ten months ended October 31, 2004	Two months ended December 31, 2004
	2002	2003
Impairment loss on equipment held for sale	$39,914	$43,895	$16,726	$925
Loss (gain) on sale of equipment – net	15,868	(7,955)	(13,401)	(1,051)
Net loss (gain) on sale of leasing equipment	$55,782	$35,940	$3,325	$(126)

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Note 9 – Income Taxes

The following table sets forth the income tax (benefit) expense for the Predecessor and Successor for the periods indicated (in thousands):

	Predecessor			Successor
	Years ended December 31,		Ten months ended October 31, 2004	Two months ended December 31, 2004
	2002	2003
Current taxes:
Federal	$38,472	$42,464	$26,929	$240
State	2,660	856	2,464	—
Foreign	224	393	315	140
	41,356	43,713	29,708	380
Deferred taxes:
Federal	(53,480)	(39,803)	(18,850)	2,107
State	(3,659)	(3,170)	(1,932)	187
Foreign	—	—	—	6
	(57,139)	(42,973)	(20,782)	2,300
Total	$(15,783)	$740	$8,926	$2,680

The following table reconciles federal income taxes computed at the statutory rate with income tax (benefit) expense (in thousands):

	Predecessor			Successor
	Years ended December 31,		Ten months ended October 31, 2004	Two months ended December 31, 2004
	2002	2003
Federal income taxes at statutory rate	$(15,247)	$2,316	$8,558	$2,642
State income taxes (net of federal income tax benefit)	(650)	89	346	121
Reversal of state tax liabilities (net of federal income tax expense)	—	(1,594)	—	—
Other / effect of permanent differences	114	(71)	22	(83)
	$(15,783)	$740	$8,926	$2,680

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. Under a tax sharing agreement in existence for the predecessor period, Transamerica provided an unlimited carryforward period for the utilization of all federal tax attributes including, but not limited to, net operating losses, foreign tax credits, capital losses and charitable contributions. At October 31, 2004, the Company transferred all of its deferred income taxes to TFC for final settlement.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Deferred income tax assets and liabilities are comprised of the following (in thousands):

	Predecessor	Successor
	Years ended December 31,
	2003	2004
Deferred income tax assets:
Allowance for losses	$3,930	$110
Write down of assets held for sale	9,122	153
Accrued liabilities	16,244	3,737
State income taxes	7,030	65
Other	3,471	—
Net operating loss carryforwards	—	652
	39,797	4,717
Deferred income tax liabilities:
Accelerated depreciation	278,699	7,110
Prepaid positioning	4,124	—
	282,823	7,110
Net deferred income tax liability	$243,026	$2,393

The Company made no cash payments for income taxes in any of the periods presented.

Note 10 – Related Party Transactions

In consideration for services rendered in connection with the Acquisition and related financings, the Company paid The Jordan Company, L.P., Seacon Holdings Limited and certain of its affiliates, and certain holders of the Company's Series A Preferred Stock and common stock, fees and expenses of $27.5 million. The Company also entered into management consulting agreements with The Jordan Company, L.P. and Klesch & Company Limited under which, commencing with the first quarter 2005, the Company will pay or accrue a management fee to each. These fees will be based on specified percentages of certain of the Company's operating results, including consolidated EBITDA, as defined. The management consulting agreements continue until December 31, 2009, after which they renew automatically for successive one-year terms unless terminated pursuant to the provisions of the agreement.

Prior to the Acquisition and in the normal course of its operations, the Predecessor had transactions with the Parent and its affiliates. These transactions consisted of borrowings and repayments, capital transactions, interest on advances and pension, stock savings plans and other post retirement benefits. In addition, the Predecessor was charged a corporate service fee for costs related to services provided by TFC. These expenses included legal, human resources, tax, treasury, certain information technology functions and other services. The determination of these expenses was based upon specific identification, salary and headcount statistics, estimates based on analyses of time spent by individual employees among affiliates or other reasonable measures of allocation. Management believes that the allocation methodologies used were reasonable. Had the Predecessor not been part of the consolidated operations of TFC, actual expenses incurred may have been different from the allocation methods used. These transactions, along with federal and state income tax liabilities, were generally settled through the due to affiliates account.

The Predecessor allocated certain overhead costs to its affiliates. These costs included legal, human resources, finance and certain information technology functions. The allocation of these costs was based upon specific identification, salary and headcount statistics and estimates based on analyses of time spent by individual employees.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

The following table sets forth certain of these transactions and their effects on the combined consolidated financial statements for the years ended December 31, 2002, and 2003 and the ten months ended October 31, 2004 (in thousands, except percentage amounts):

	Years ended December 31,		Ten months ended
	2002	2003	October 31, 2004
TFC allocated interest	$25,417	$24,020	$22,265
Average annual interest rate	3.7%	3.7%	3.8%
Corporate service fee	3,599	2,885	—
Overhead costs allocated to affiliates	(756)	(1,584)	—
Employee compensation	3,563	—	27,012
Other Parent costs	—	—	1,348

Pension and Stock Savings Plans and Other Post Employment Benefits

The Company participated with AEGON USA, Inc., an indirect U.S. subsidiary of AEGON, and certain of its subsidiaries (collectively, "AEGON USA") in a number of non-contributory defined benefit pension plans and other benefit programs covering most U.S. salaried employees and certain other participants. In addition, the Company participated in the AEGON USA Employee Stock Savings Plan ("the 401(k) plan"). The 401(k) plan was a contributory defined contribution plan covering eligible U.S employees that elected to participate. The total (income) expense relating to these plans totaled ($0.7 million), $0.2 million and $0.8 million for the years ended December 31, 2002 and 2003 and ten months ended October 31, 2004, respectively. Prior to the Acquisition, the maintenance of and the liability for the pension plans and other plans were the responsibility of AEGON USA.

Note 11 – Savings Plan

The Company's employees participate in a defined contribution plan generally covering all of its U.S. salaried employees. Under the provisions of the Plan, an employee is vested with respect to Company contributions after four years of service. The Company matches employee contributions up to 3% of qualified compensation. Contributions for the two months ended December 31, 2004, comprising of employer match and a voluntary contribution, approximated $0.3 million.

Note 12 – Rental Income Under Operating Leases

The following are the minimum future rentals at December 31, 2004 due TALI under operating leases of containers (in thousands):

2005	$165,778
2006	134,789
2007	101,738
2008	62,411
2009 and thereafter	66,357
$531,073

Note 13 – Commitments and Contingencies

Lease Commitments

The Company has non-cancelable operating lease agreements principally for equipment and for facilities used in the Company's operations. Total rent expense was $39.4 million, $38.0 million, $5.9 million, and $1.2 million, for the years ended December 31, 2002 and 2003, the ten months ended October 31, 2004, and the two months ended December 31, 2004, respectively.

TAL International Group, Inc.
Notes to Financial Statements (Continued)

Future minimum rental commitments under non-cancelable operating leases at December 31, 2004 were as follows (in thousands):

2005	$3,434
2006	1,223
2007	1,006
2008	1,346
2009 and thereafter	3,701
$10,710

At December 31, 2004 the aggregate future minimum rentals to be received under non-cancelable subleases were as follows (in thousands):

2005	$712
2006	380
2007	409
2008	430
2009 and thereafter	1,469
$3,400

Purchase Commitments

At December 31, 2004, the Company had commitments to purchase equipment in the amount of $35.2 million payable through the end of 2005.

Contingencies

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. Based upon information presently available, management of the Company does not expect any liabilities arising from these matters to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Indemnities

The Senior Secured Credit Facility and the Senior Unsecured Credit Agreement contain standard provisions present in loans of these types which obligate the Company to reimburse the lenders thereunder for any increased costs associated with continuing to hold the loans thereunder on its books which arise as a result of broadly defined regulatory changes, including changes in reserve requirements and bank capital requirements. These indemnities would have the practical effect of increasing the interest rate on our debt if they were to be triggered. In all cases, the Company has the right to repay the applicable loan and avoid the increased costs. The term of these indemnities matches the length of the related term of the applicable loan.

Note 14 – Segment and Geographic Information

Industry Segment Information

The Company's operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers. Intermodal freight containers are large, standardized steel boxes used to transport freight by ship, rail or truck. The Company leases three principal types of containers (1) dry freight containers, which are used for general cargo such as manufactured component parts,

TAL International Group, Inc.
Notes to Financial Statements (Continued)

consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, and (3) special containers, which are used for heavy and oversized cargo such as marble slabs, building products and machinery. As such, the Company believes that the business operates in one industry segment.

Geographic Segment Information

The Company's customers use the containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international containers when the containers are in use and carrying cargo around the world. Substantially all of the Company's leasing related revenues are denominated in U.S. dollars. As all of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international. The following table represents the allocation of domestic and international revenues for the periods indicated based the customers' primary domicile (in thousands):

	Predecessor			Successor
	Years ended December 31,		Ten months ended October 31, 2004	Two months ended December 31, 2004
	2002	2003
Total Revenues:
Domestic	$33,611	$35,492	$26,730	$4,902
Singapore	35,626	50,283	41,946	8,539
Japan	45,429	38,090	28,387	5,663
Other international	213,335	202,157	164,445	32,358
Total	$328,001	$326,022	$261,508	$51,462

Note 15 – Subsequent Events

On February 9, 2005, the Company's board of directors approved and on April 1, 2005, the Company sold to certain employees, 1,205 shares of its Series A Preferred Stock for $1,000 per share and 528.71 shares of common stock for $1.00 per share. In addition the Company's board of directors approved the grant of options to purchase 528.71 shares for an exercise price of $1.00 per share.

On May 17, 2005, the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock.

TAL International Group, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	Successor
	December 31, 2004	March 31, 2005
		(Unaudited)
Assets:
Cash and cash equivalents	$17,668	$25,738
Accounts receivable, net of allowances of $225 and $0	35,014	39,862
Net investment in direct finance leases	13,262	15,162
Leasing equipment, net of accumulated depreciation and allowances of $19,029 and $46,425	1,103,423	1,088,720
Leasehold improvements and other fixed assets, net of accumulated depreciation and amortization of $566 and $793	4,255	4,028
Equipment held for sale	11,578	34,780
Goodwill	73,570	73,570
Deferred financing costs	47,343	45,820
Other assets	14,770	19,356
Total assets	$1,320,883	$1,347,036
Liabilities and stockholders' equity (deficit):
Accounts payable	$4,580	$11,821
Accrued expenses	40,039	83,702
Income taxes payable	1,557	598
Deferred tax liability	2,393	10,225
Debt:
Senior secured credit facility	797,000	752,000
Senior unsecured credit agreement	275,000	275,000
Total liabilities	1,120,569	1,133,346
Preferred stock, Series A, subject to redemption, 200,000 shares issued and outstanding	203,738	209,766
Common stock, subject to redemption, 3,333.63 shares issued and outstanding	3	3
Stockholders' equity (deficit):
Preferred stock, $.001 par value, 500,000 shares authorized and 200,000 shares issued and outstanding	—	—
Common stock, $.001 par value, 200,000 shares authorized and 100,000 shares issued and outstanding	—	—
Additional paid-in capital	97	97
Retained earnings (accumulated deficit)	(3,541)	3,816
Accumulated other comprehensive income	17	8
Total stockholders' equity (deficit)	(3,427)	3,921
Total liabilities and stockholders' equity (deficit)	$1,320,883	$1,347,036

See accompanying notes to unaudited consolidated financial statements.

TAL International Group, Inc.
Combined Consolidated Statement of Operations and Consolidated Statement of Operations
(Dollars in thousands, except share data)

	Predecessor	Successor
	Three months ended March 31,
	2004	2005
	(Unaudited)
Revenues:
Leasing revenues	$73,331	$71,991
Management fee income	2,046	1,996
Equipment trading revenue	2,155	2,508
Other revenues	1,193	1,037
Total revenues	78,725	77,532
Expenses:
Equipment trading expenses	1,625	2,065
Direct operating expenses	5,074	6,870
Administrative expenses	8,481	9,709
Depreciation and amortization	35,618	29,285
Equipment rental expense	1,435	247
Provision (reversal) for doubtful accounts	163	(225)
Net loss (gain) on sale of leasing equipment	5,098	(4,375)
Interest and debt expense	6,887	21,114
Unrealized (gain) on interest rate swaps	—	(10,060)
Other Parent Company charges and management fees	10,635	1,626
Total expenses	75,016	56,256
Income before income taxes	3,709	21,276
Income tax expense	1,327	7,891
Net income	$2,382	13,385
Preferred stock dividends		(6,028)
Net income applicable to common stockholders		$7,357
Basic and diluted earnings per share applicable to common stockholders*		$73.57

*	For the period ending March 31, 2004, no income (loss) per share data has been presented as the Predecessor was a component of TFC.

See accompanying notes to unaudited consolidated financial statements.

TAL International Group, Inc.
Combined Consolidated Statement of Cash Flows and Consolidated Statement of Cash Flows
(Dollars in thousands)

	Predecessor	Successor
	Three months ended March 31,
	2004	2005
	(Unaudited)
Cash flows from operating activities:
Net Income	$2,382	$13,385
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,618	29,285
Net loss (gain) on sale of leasing equipment	5,098	(4,375)
Unrealized (gain) on interest rate swaps	—	(10,060)
Deferred income taxes	(3,090)	7,832
Changes in operating assets and liabilities:
Accounts receivable	(7,873)	(4,848)
Accounts payable	1,802	7,241
Accrued expenses	23,184	43,663
Income taxes payable	12,866	(959)
Other assets	(2,601)	6,997
Equipment purchased for resale	(530)	(22,050)
Other, net	748	(1,075)
Net cash provided by operating activities	67,604	65,036
Cash flows from investing activities:
Purchases of leasing equipment	(159,676)	(53,529)
Proceeds from sale of equipment	18,916	43,463
Net finance lease receivables (originated)	(4,247)	(1,900)
Net cash (used in) investing activities	(145,007)	(11,966)
Cash flows from financing activities:
Change in due to affiliates, net	77,087	—
Net debt payments	—	(45,000)
Capital contributions	3,260	—
Net cash provided by / (used in) financing activities	80,347	(45,000)
Net increase in cash and cash equivalents	2,944	8,070
Cash and cash equivalents, beginning of period	3,161	17,668
Cash and cash equivalents, end of period	$6,105	$25,738
Supplemental disclosures:
Interest paid	$—	$10,170
Income taxes paid	$—	$756

See accompanying notes to unaudited consolidated financial statements.

TAL International Group, Inc.
Notes to Unaudited Consolidated Financial Statements

Note 1 – Organization, Description of the Business and Basis of Presentation

TAL International Group, Inc. ("TALI," the "Company," or "Successor") was formed on October 26, 2004 and commenced operations on November 4, 2004 with the completion of the acquisition transaction described below. The agreements affecting this acquisition provided for an effective date of October 31, 2004 at which date the risks and rewards of ownership acquired of the business were transferred to TALI. TALI is controlled by funds affiliated with The Jordan Company, L.P. (the "Principal Investors"). TALI consists of the consolidated accounts of Trans Ocean Ltd. ("TOL") and TAL International Corporation, formerly known as Transamerica Leasing Inc., ("TAL") and their subsidiaries.

Transamerica Maritime Container ("TMC" or the "Predecessor") consisted of the maritime container operations of Transamerica Finance Corporation ("TFC," the "Parent" or "Parent Company"). The combined consolidated financial statements of the Predecessor have been derived from the accounting records of TOL and TAL and certain of their subsidiaries. Material intercompany and inter-division balances have been eliminated in combination and consolidation. TOL and TAL were wholly owned indirect subsidiaries of TFC, which is an indirect subsidiary of AEGON N. V. ("AEGON").

The Successor and Predecessor companies provide long-term leases, service leases and finance leases, along with maritime container management services, through a worldwide network of offices, third party depots and other facilities. The Company operates in both international and domestic markets.

The consolidated financial statements of the Successor as of March 31, 2005 (unaudited) and December 31, 2004 and for the three months ended March 31, 2005 (unaudited), and the combined consolidated financial statements of the Predecessor for the three months ended March 31, 2004 (unaudited) included herein have been prepared by the Company, without audit, pursuant to the U.S. generally accepted accounting principles and rules and regulations of the Securities and Exchange Commission (the "SEC"). However, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for the interim periods. The results of operations for such interim periods are not necessarily indicative of the results for the full year. These financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus and Registration Statement.

Effective October 31, 2004, TALI acquired all of the outstanding capital stock of TOL and TAL for approximately $1.2 billion in cash, including $275 million of financing provided by the seller. This acquisition of TOL and TAL is referred to as the "Acquisition." The Acquisition was accounted for using the purchase method of accounting and accordingly, the consideration paid has been preliminarily allocated based on the estimated fair values of the assets acquired and liabilities assumed. The Company has not yet completed the assessment of certain pre-acquisition contingencies. These assessments are expected to be completed in the third quarter 2005. The excess of the consideration paid over the estimated fair value of the net assets acquired and liabilities assumed, including separately identifiable intangible assets, were allocated to goodwill.

The following unaudited pro forma information presents the results of operations of the Company as if the Acquisition had taken place as of January 1, 2004. The pro forma financial information is not necessarily indicative of the actual results of operations had the transaction been effected on the assumed date. The following is the pro forma information for the three months ended March 31, 2004 (in thousands, except share data):

TAL International Group, Inc.
Notes to Unaudited Consolidated Financial Statements  (Continued)

Total revenues	$79,593
Net income applicable to common stockholders	$698
Basic and diluted earnings per common share	$6.98

The pro forma net income amounts reflect the following items: (i) reversal of the amortization of initial direct lease costs, (ii) adjustments to depreciation expense arising from the valuation of the leasing equipment, as a result of the purchase price allocation from the Acquisition, (iii) increase in net loss (gain) on sale of leasing equipment associated with the fair value adjustments to leasing equipment under the purchase method of accounting, (iv) adjustments for interest expense from new borrowings related to the Acquisition and the elimination of historical interest on debt repaid in the Acquisition, (v) elimination of non-recurring Predecessor expenses, (vi) to record management fees resulting from the Acquisition, (vii) the related income tax effect of the above items based upon a pro forma effective income tax rate of 37.0% and (viii) adjustments for the accrued dividends related to the preferred stock.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, (revised 2004), ("SFAS No. 123R"). This Statement is a revision of SFAS No. 123. SFAS No. 123R supercedes APB No. 25, and its related implementation guidance. SFAS No. 123R requires companies to recognize in the statement of operations the fair value of all employee share-based payments, including grants of employee stock options, as well as compensatory employee stock purchase plans. The Company is evaluating the requirements under SFAS 123R including the valuation methods and support for the assumptions that underlie the valuation of the awards, as well as the transition methods (modified prospective transition method or modified retrospective transition method). The Company is required to adopt SFAS No. 123R on January 1, 2006. Based on the number of options currently outstanding, management does not expect the adoption of SFAS No. 123R to have a significant impact on the financial position, results of operations or cash flows for the Company. However, all future grants of share-based compensation will result in the recognition of compensation expense.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29 ("SFAS No. 153"). This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not expect the introduction of SFAS No. 153 to have any impact on its consolidated financial statements.

In December 2004, the FASB issued FASB Staff Position ("FSP") 109-1 and 109-2. FSP 109-1 provides guidance on the application of SFAS No. 109, Accounting for Income Taxes, with regard to the tax deduction on qualified production activities provision with H.R. 4520 The American Jobs Creation Act of 2004 (the "ACT") that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deductions on the repatriation of certain foreign earnings of qualifying U.S. taxpayers. In FSP 109-2, the FASB acknowledged that, due to the proximity of the Act's enactment date to many companies' year ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies may not be in a position to assess the impacts of the Act on their plans for repatriation of reinvestment of

TAL International Group, Inc.
Notes to Unaudited Consolidated Financial Statements  (Continued)

foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS No. 109 and APB No. 23 by providing additional time to determine the amount of earnings, if any, that they intends to repatriate under the Act's provisions. The Company is not yet in a position to decide whether, and to what extent, it might repatriate foreign earnings to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred income tax liability has been recorded in connection with the repatriation provisions of the Act. The Company is currently analyzing the impact of the temporary dividends received deduction provisions contained in the Act.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the Company's consolidated financial statements.

Principles of Consolidation

As a result of the Acquisition, the financial information for the quarter ended March 31, 2005 represents that of the Successor Company. The combined consolidated financial statements for the three months ended March 31, 2004 include the accounts of the Predecessor Company as described above. Due to the change in the basis of accounting resulting from the application of the purchase method of accounting, the Predecessor Company's combined consolidated financial statements and Successor Company's consolidated financial statements are not necessarily comparable.

The consolidated financial statements include the accounts of the respective entities and their subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 – Stock-Based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Practices Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Under the intrinsic value method, compensation cost equal to the difference between the fair value of the shares and the exercise price on the date of grant is recognized from the date of grant over the vesting period of the options. The Company had adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("SFAS No. 148").

The following table illustrates the effect on net income and earnings per share had the fair value method of accounting been applied to the Company's stock compensation plans for the three months ended March 31, 2005 (in thousands, except share data).

Net income applicable to common stockholders:
As reported	$7,357
Deduct: Stock-based compensation expense determined under the fair value method, net of taxes	(3)
Pro forma net income applicable to common stockholders	$7,354
Basic and diluted earnings per common share:
As reported	$73.57
Pro forma	73.54

These pro forma disclosures take into account options to purchase common shares granted at November 4, 2004. There were no options granted by the Company prior to that time. The fair value of options was estimated using the Black Scholes pricing model based on the market price at the grant

TAL International Group, Inc.
Notes to Unaudited Consolidated Financial Statements  (Continued)

date of $1.00 per share and the following assumptions: risk free interest rate of 3.52%, expected life of 4 years, volatility of 50%, and no dividends. The maximum contractual life of the options granted was 10 years.

Note 3 – Earnings (Loss) Per Share

The following table sets forth the calculation of basic and diluted loss per share of the Successor for the three months ended March 31, 2005 (in thousands, except share data):

Numerator:
Net earnings applicable to common stockholders for basic and diluted earnings per share	$7,357

Denominator:
Weighted average shares outstanding for basic earnings per share	100,000
Dilutive stock options	—
Weighted average shares for diluted earnings per share	100,000

Basic and diluted earnings per share	$73.57

For the three months ended March 31, 2005, there were no dilutive stock options.

For the period ending March 31, 2004, no income (loss) per share data has been presented as the Predecessor was a component of TFC.

Note 4 – Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and foreign translation adjustments. No other elements of comprehensive income (loss) exist. Comprehensive income (loss) for the three months ended March 31, 2004 and 2005 was $2.4 million and $13.4 million, respectively.

Note 5 – Income Taxes

The consolidated income tax expense for the three months ended March 31, 2004 and 2005 was determined based upon estimates of the Company's consolidated effective income tax rates for the three months ended March 31, 2004 and 2005. The difference between the consolidated effective income tax rate and the U.S. federal statutory rate is primarily attributable to state income taxes.

Note 6 – Interest Rate Swaps

To hedge the risk associated with fluctuations in interest rates, the Company entered into an interest rate swap agreement on December 14, 2004, with a financial institution to fix the floating interest rates on the Senior Secured Credit Facility. The interest rate swap contracts have a fixed rate of 3.8225%, a term of seven years and cover a notional amount of $500 million, and require the Company to settle the difference in interest obligations quarterly. The Company recognized additional interest expense of $1.5 million under the interest rate swap contracts for the three months ended March 31, 2005.

The interest rate swaps are accounted for on a mark-to-market basis. The fair value of the interest rate swaps was $12.5 million at March 31, 2005, which is included in other assets, and the change in fair value from January 1, 2005 to March 31, 2005 of $10.1 million is disclosed separately in the consolidated statement of operations.

TAL International Group, Inc.
Notes to Unaudited Consolidated Financial Statements  (Continued)

Note 7 – Related Party Transactions

The Company recorded a total of $1.6 million in management fees and expenses relating to the management consulting agreements with The Jordan Company, L.P. and Klesch & Company Limited. These fees were based on specified percentages of certain of the Company's operating results including consolidated EBITDA, as defined. The management consulting agreements continue until December 31, 2009, after which they renew automatically for successive one-year terms unless terminated pursuant to the provisions of the agreement.

Prior to the Acquisition and in the normal course of its operations, the Predecessor had transactions with its Parent and their affiliates. These transactions consisted of borrowings and repayments, capital transactions, interest on advances and pension, stock savings plans and other post retirement benefits. Other Parent costs included legal, human resources, finance and certain information technology functions. The allocation of these costs was based upon specific identification, salary and headcount statistics and estimates based on analyses of time spent by individual employees. Had the Predecessor not been part of the consolidated operations of TFC, actual expenses incurred may have been different. These transactions, along with federal and state income tax liabilities, were generally settled through the due to affiliates account.

The following table sets forth certain of these transactions and their effects on the condensed combined consolidated financial statements for the three months ended March 31, 2004 (in thousands, except percentage amounts):

TFC allocated interest	$6,948
Average annual interest rate	4.0%
Employee compensation	10,230
Other Parent costs	405

Note 8 – Segment and Geographic Information

Industry Segment Information

The Company's operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers. Intermodal freight containers are large, standardized steel boxes used to transport freight by ship, rail or truck. The Company leases three principal types of containers (1) dry freight containers, which are used for general cargo such as manufactured component parts, consumer staples, electronics and apparel, (2) refrigerated containers, which are used for perishable items such as fresh and frozen foods, and (3) special containers, which are used for heavy and oversized cargo such as marble slabs, building products and machinery. As such, the Company believes that the business operates in one industry segment.

Geographic Segment Information

The Company's customers use the containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international containers when the containers are in use and carrying cargo around the world. Substantially all of the Company's leasing related revenues are denominated in U.S. dollars. As all of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international. The following table represents the allocation of domestic and international revenues for the periods indicated based the customers' primary domicile (in thousands):

TAL International Group, Inc.
Notes to Unaudited Consolidated Financial Statements  (Continued)

	Predecessor	Successor
	Three months ended March 31,
	2004	2005
Total revenues:
Domestic	$8,393	$7,628
Singapore	12,064	12,939
Japan	8,110	8,386
Other international	50,158	48,579
Total	$78,725	$77,532

Note 9 – Commitments and Contingencies

At March 31, 2005, commitments for capital expenditures totaled approximately $41.1 million for the remainder of 2005.

Note 10 – Subsequent Events

On February 9, 2005, the Company's board of directors approved and on April 1, 2005, the Company sold 1,205 shares of its Series A Preferred Stock for $1,000 per share and 528.71 shares of common stock for $1.00 per share. In addition, the Company's Board of Directors approved the grant to purchase options of 528.71 shares for an exercise price of $1.00 per share.

On May 17, 2005 the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
TAL International Group, Inc.

We have audited the consolidated balance sheet of TAL International Group, Inc. as ofDecember 31, 2004 (the "Successor Company") and the combined consolidated balance sheet of Transamerica Maritime Container as of December 31, 2003 (the "Predecessor Company"), and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for the period November 1, 2004 through December 31, 2004 (Successor Company), and the combined consolidated statements of operations, owner's net investment and comprehensive income (loss), and cash flows for the period from January 1, 2004 through October 31, 2004 and for each of the two years in the period ended December 31, 2003 (Predecessor Company) and have issued our report thereon dated June 24, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of Form S-1 of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Stamford, Connecticut
June 24, 2005

II-5

TAL International Group, Inc.

Schedule II – Valuation and Qualifying Accounts and Reserves

Years ended December 31, 2002, 2003 and 2004

(In thousands)

	Beginning Balance	Additions/ (Reversals)	Write-offs	Other(a)	Ending Balance
Allowance for doubtful accounts:
Successor:
For the two months ended December 31, 2004	$—	$225	$—	$—	$225
Predecessor:
For the ten months ended October 31, 2004	$2,032	$300	$(38)	16	$2,310
For the year ended December 31, 2003	1,996	(34)	(5)	75	2,032
For the year ended December 31, 2002	3,161	(323)	(816)	(26)	1,996

Allowance for equipment loss:
Successor:
For the two months ended December 31, 2004	$—	$—	$—	$—	$—
Predecessor:
For the ten months ended October 31, 2004	$3,402	$(1,615)	$(114)	$—	$1,673
For the year ended December 31, 2003	7,835	(4,221)	(212)	—	3,402
For the year ended December 31, 2002	5,782	2,370	(317)	—	7,835

(a)	Primarily relates to the effect of foreign currency translation.

II-6

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$23,687.13
NASD filing fee		20,625.00
New York Stock Exchange listing fee			*
Accounting fees and expenses			*
Legal fees and expenses			*
Printing and engraving expenses			*
Transfer agent's fees			*
Blue sky fees and expenses			*
Miscellaneous			*
Total	$	*

* To be completed by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws permit us to indemnify our directors and officers to the fullest extent permitted by Delaware law and to advance litigation expenses upon our receipt of an undertaking by a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors' and officers' liability insurance in connection with this offering.

In addition, we have entered or, concurrently with this offering, may enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of TAL International Group, Inc. or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

Since the incorporation of the registrant on October 26, 2004, the registrant has sold the following securities without registration under the Securities Act of 1933:

•	In November 2004, the registrant sold 96,666.37 shares of its common stock and 198,100 shares of its Series A 12.0% cumulative senior preferred stock for an aggregate offering price of $198,196,666.37 to the following: 52,555.85 shares of common stock and 119,785.41741 shares of Series A 12.0% cumulative senior preferred stock to The Resolute Fund, L.P.; 2,066.69 shares of common stock and 4,710.39778 shares of Series A 12.0% cumulative senior preferred stock to The Resolute Fund Singapore PV, L.P.; 2,480.02 shares of common stock and 5,652.47563 shares of Series A 12.0% cumulative senior preferred stock to The Resolute Fund Netherlands PV I, L.P.; 2,066.69 shares of common stock and 4,710.39778 shares of Series A 12.0% cumulative senior preferred stock to The Resolute Fund Netherlands PV II, L.P.; 62.00 shares of common stock and 141.31140 shares of Series A 12.0% cumulative senior preferred stock to The Resolute Fund NQP, L.P.; 6,372.84 shares of common stock and 14,525.00000 shares of Series A 12.0% cumulative senior preferred stock to JZ Equity Partners plc; 4,248.56 shares of common stock and 9,683.33333 shares of Series A 12.0% cumulative senior preferred stock to Fairholme Partners, L.P.; 4,248.56 shares of common stock and

9,683.33333 shares of Series A 12.0% cumulative senior preferred stock to Fairholme Ventures II, LLC; 4,248.57 shares of common stock and 9,683.33334 shares of Series A 12.0% cumulative senior preferred stock to Fairholme Holdings, Ltd.; 877.50 shares of common stock and 2,000.00000 shares of Series A 12.0% cumulative senior preferred stock to Edgewater Private Equity Fund III, L.P.; 5,495.34 shares of common stock and 12,525.00000 shares of Series A 12.0% cumulative senior preferred stock to Edgewater Private Equity Fund IV, L.P.; and 11,943.75 shares of common stock and 5,000.00000 shares of Series A 12.0% cumulative senior preferred stock to Seacon Holdings Limited. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

•	In November 2004, the registrant sold 3,333.63 shares of its common stock and 1,900 shares of its Series A 12.0% cumulative senior preferred stock for an aggregate offering price of $1,903,333.63 to the following: 2,938.75 shares of common stock and 1,000 shares of Series A 12.0% cumulative senior preferred stock to Brian M. Sondey; 54.84 shares of common stock and 125 shares of Series A 12.0% cumulative senior preferred stock to Chand Khan; 76.78 shares of common stock and 175 shares of Series A 12.0% cumulative senior preferred stock to Frederico Baptista; 76.78 shares of common stock and 175 shares of Series A 12.0% cumulative senior preferred stock to Adrian Dunner; 76.78 shares of common stock and 175 shares of Series A 12.0% cumulative senior preferred stock to John C. Burns; 54.84 shares of common stock and 125 shares of Series A 12.0% cumulative senior preferred stock to Bernd Schackier; and 54.86 shares of common stock and 125 shares of Series A 12.0% cumulative senior preferred stock to John Pearson. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

•	In April 2005, the registrant sold 528.71 shares of its common stock and 1,205 shares of its Series A 12.0% cumulative senior preferred stock for an aggregate offering price of $1,205,528.71 to certain managers and other employees (other than the named executive officers) of the registrant.

From the incorporation of the registrant on October 26, 2004 to the date of this filing, the registrant granted options to purchase approximately 4,478.71 shares of common stock under the registrant's 2004 Management Stock Plan. No shares of common stock have been issued upon exercise of these options and options to purchase approximately 4,478.71 shares of common stock remain outstanding. All options were granted under Rule 701 promulgated under the Securities Act or, in the case of employees who are officers or directors of the registrant or are accredited investors, Section 4(2) of the Securities Act.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15. The recipients of securities in each such transactions represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    See the exhibit index, which is incorporated herein by reference.

(b)	The following financial statement schedules are filed as part of this Registration Statement:

Report of Independent Registered Public Accounting Firm	II-5
Schedule II—Valuation and Qualifying Accounts and Reserves	II-6

ITEM 17.    UNDERTAKINGS.

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Purchase, State of New York, on June 30, 2005.

TAL International Group, Inc.
By: /s/ Brian M. Sondey____________________________ Brian M. Sondey Chief Executive Officer and President

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint Brian M. Sondey, Chand Khan and Marc Pearlin, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement and the registration under the Securities Act of 1933 of the common stock of the registrant, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her respective capacity as a member of the board of directors or officer of the registrant, the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, to any related Rule 462(b) registration statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 30, 2005.

Signature	Title
/s/ Brian M. Sondey ______________________________________	Chief Executive Officer, President and Director
Brian M. Sondey
/s/ Chand Khan ______________________________________	Vice President and Chief Financial Officer
Chand Khan
______________________________________	Chairman of the Board and Director
A. Gary Klesch
/s/ John W. Jordan II ______________________________________	Director
John W. Jordan II
/s/ David W. Zalaznick ______________________________________	Director
David W. Zalaznick
/s/ A. Richard Caputo, Jr. ______________________________________	Director
A. Richard Caputo, Jr.
______________________________________	Director
Ed Horne
______________________________________	Director
Bruce Berkowitz
/s/ Douglas J. Zych ______________________________________	Director
Douglas J. Zych
/s/ Brian J. Higgins ______________________________________	Director
Brian J. Higgins

S-1

INDEX TO EXHIBITS

Exhibit No.	Description
*1.1	Form of Underwriting Agreement
2.1	Stock Purchase Agreement, dated July 10, 2004, by and between TA Leasing Holding Co, Inc. and Klesch & Company Limited
*2.2	First Amendment to Stock Purchase Agreement, dated August 10, 2004, by and among TA Leasing Holding Co, Inc., Klesch & Company Limited and Transamerica Corporation
*2.3	Second Amendment to Stock Purchase Agreement, dated September 30, 2004, by and among TA Leasing Holding Co, Inc., Klesch & Company Limited and Transamerica Corporation
*2.4	Third Amendment to Stock Purchase Agreement, dated November 3, 2004, by and among TA Leasing Holding Co, Inc., Klesch & Company Limited, TAL International Group, Inc. and Transamerica Corporation
*2.5	Fourth Amendment to Stock Purchase Agreement, dated [ ], 2005, by and among TA Leasing Holding Co, Inc., Klesch & Company Limited, TAL International Group, Inc. and Transamerica Corporation
*2.6	Fifth Amendment to Stock Purchase Agreement, dated March 31, 2005, by and among TA Leasing Holding Co, Inc., Klesch & Company Limited, TAL International Group, Inc. and Transamerica Corporation
*3.1	Amended and Restated Certificate of Incorporation of TAL International Group, Inc.
*3.2	Amended and Restated Bylaws of Incorporation of TAL International Group, Inc.
*4.1	Form of Common Stock Certificate
*5.1	Form of Opinion of Mayer, Brown, Rowe & Maw LLP
10.1	Credit Agreement, dated as of November 3, 2004, by and between, TAL International Corporation, Trans Ocean Ltd., Trans Ocean Container Corporation, the Lenders party thereto and Fortis Bank (Nederland) N.V.
10.2	Amendment No. 1 to Credit Agreement, effective as of November 3, 2004, by and between, TAL International Corporation, Trans Ocean Ltd., Trans Ocean Container Corporation, the Lenders party thereto and Fortis Bank (Nederland) N.V.
10.3	Credit Agreement, dated as of November 3, 2004, by and between TAL International Group, Inc., the Lenders party thereto and Transamerica Accounts Holding Corporation
10.4	Amendment No. 1 to Credit Agreement, dated as of March 31, 2005, by and between TAL International Group, Inc., the Lenders party thereto and Transamerica Accounts Holding Corporation
10.5	Amendment No. 2 to Credit Agreement, dated as of May 14, 2005, by and between TAL International Group, Inc., the Lenders party thereto and Transamerica Accounts Holding Corporation
10.6	Intercreditor Agreement, dated as of November 3, 2004, by and between TAL International Group, Inc., TAL International Corporation, Trans Ocean Ltd., Trans Ocean Container Corporation, Transamerica Accounts Holding Corporation and Fortis Bank (Nederland) N.V.
*10.7	Shareholders Agreement, dated as of November 3, 2004, by and among TAL International Group, Inc. and certain of its stockholders

Exhibit No.	Description
10.8	Investor Subscription Agreement, dated as of November 3, 2004, by and among TAL International Group, Inc., The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., JZ Equity Partners plc, Fairholme Partners, L.P., Fairholme Ventures II, LLC, Fairholme Holdings, Ltd., Edgewater Private Equity Fund III, L.P., Edgewater Private Equity Fund IV, L.P. and Seacon Holdings Limited
*10.9	Management Subscription Agreement, dated as of November 3, 2004, by and among TAL International Group, Inc., Brian M. Sondey, Chand Khan, Frederico Baptista, Adrian Dunner, John C. Burns, Bernd Schackier and John Pearson
10.10	Management Consulting Agreement, dated as of November 3, 2004, by and between TAL International Group, Inc. and The Jordan Company, L.P.
10.11	Management Advisory Agreement, dated as of November 3, 2004, by and between TAL International Group, Inc. and Klesch & Company Limited
10.12	Tax Sharing Agreement, dated as of November 3, 2004, by and among TAL International Group, Inc., TAL International Corporation, Trans Ocean Ltd., Trans Ocean Container Corporation, Transamerica Leasing Do Brasil Ldta.
10.13	Employment Agreement, dated as of November 3, 2004, by and between TAL International Group, Inc. and Brian M. Sondey
10.14	2004 Management Stock Plan
10.15	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and Brian M. Sondey
10.16	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and Chand Khan
10.17	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and Frederico Baptista
10.18	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and John C. Burns
10.19	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and Bernd Schackier
10.20	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and John Pearson
10.21	Stock Option Agreement, dated November 3, 2004, by and between TAL International Group, Inc. and Adrian Dunner
*10.22	Form of Indemnity Agreement between TAL International Group, Inc. and each of its current officers and directors
21.1	Subsidiaries of TAL International Group, Inc.
23.1	Consent of Ernst & Young LLP
*23.2	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page to this registration statement

* To be filed by amendment.